MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 122, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2013 and 2012. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2013. The MD&A commentary is as of December 3, 2013. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS.

Since November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from methodology changes and transfers of certain businesses between operating groups. See pages 44 and 45.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to Invest in BMO” along with relevant key performance data.
28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
30	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.
32	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2013 and our expectations for 2014.
33	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes explanations of non-GAAP measures, a reconciliation to their GAAP counterparts for the fiscal year, and a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
33	Total Shareholder Return
34	Non-GAAP Measures
35	Earnings per Share Growth
36	Net Economic Profit Growth
36	Return on Equity
37	2013 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
Operating Group Review outlines the strategies and key priorities of our operating groups and the challenges they face, along with their strengths and value drivers. It also includes a summary of their achievements in 2013, their focus for 2014, and a review of their financial performance for the year and the business environment in which they operate.
44	Summary
46	Personal and Commercial Banking
47	Canadian Personal and Commercial Banking
50	U.S. Personal and Commercial Banking
53	Wealth Management
56	BMO Capital Markets
59	Corporate Services, including Technology and Operations

Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It outlines proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also includes a review of off-balance sheet arrangements and certain select financial instruments and European balances.
60	Summary Balance Sheet
61	Enterprise-Wide Capital Management
65	Select Financial Instruments
67	Select Geographic Exposures
69	U.S. Regulatory Developments
70	Off-Balance Sheet Arrangements
Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2013 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosure recommended by the Enhanced Disclosure Task Force.
70	Critical Accounting Estimates
73	Changes in Accounting Policies in 2013
73	Future Changes in Accounting Policies
73	Transactions with Related Parties
74	Disclosure Controls and Procedures and Internal Control over Financial Reporting
74	Shareholders’ Auditors’ Services and Fees
75	Enhanced Disclosure Task Force
77	Enterprise-Wide Risk Management outlines our approach to managing key financial risks and other related risks we face.
78	Overview
78	Top and Emerging Risks
79	Framework and Risks
82	Credit and Counterparty Risk
87	Market Risk
92	Liquidity and Funding Risk
94	Operational Risk
95	Insurance Risk
96	Legal and Regulatory Risk
96	Business Risk
96	Model Risk
98	Strategic Risk
98	Reputation Risk
99	Environmental and Social Risk
100	2012 Financial Performance Review, Review of Fourth Quarter 2013 Performance and Summary Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2013.

104	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

26	BMO Financial Group 196th Annual Report 2013

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $537 billion and approximately 45,500 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our investment and corporate banking and trading products division, provides a full suite of financial products and services to North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, an integrated financial services organization based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Our Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities, along with our vision and guiding principle, as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of between 15% and 18%, generate average annual operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage. In managing our operations, we balance current profitability with the need to both invest in our businesses for future growth and manage risk.

Reasons to Invest in BMO

•    Clear opportunities for growth across a diversified North American footprint

¡   Large North American commercial banking business with advantaged market share

¡    Good momentum in our well-established Canadian Personal and Commercial Banking business

¡   Award-winning wealth franchise with strong growth opportunities in North America and select global markets

¡    Operating leverage across our U.S. businesses

•    Strong capital position and an attractive dividend yield

•     Focus on efficiency through core operations and technology integration, particularly for retail businesses across North America

•    Industry-leading customer loyalty and a focus on customer experience to increase market share and drive revenue growth

•    Committed to upholding the highest level of business ethics and corporate governance

As at or for the periods ended October 31, 2013 (%, except as noted)	1-year	5-year*	10-year*
Average annual total shareholder return	28.8	17.0	8.7
Compound growth in annual EPS	1.8	10.7	6.2
Compound growth in annual adjusted EPS	5.0	6.2	5.8
Average annual ROE	14.9	14.4	15.3
Average annual adjusted ROE	15.0	15.1	16.5
Compound growth in annual dividends declared per share	4.3	1.0	8.2
Dividend yield**	4.0	4.8	4.4
Price-to-earnings multiple**	11.6	12.5	12.8
Market value/book value ratio**	1.66	1.59	1.84
Common Equity Ratio (Basel III basis)	9.9	na	na
*	5-year and 10-year growth rates reflect growth based on CGAAP in 2008 and 2003, respectively, and IFRS in 2013.
**	1-year measure as at October 31. 5-year and 10-year measures are the average of year-end values.

na – not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments and Outlook sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 196th Annual Report 2013	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.

Our Strategy in Context

Changes in the economic environment, and their effects on our customers, are ongoing. Our focus on helping our customers succeed and giving them the confidence that they are making the right financial choices – Making Money Make Sense – serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.

Our strategy has proven robust despite continued market uncertainty and global regulatory change. We believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the benefits we expect from our North American platform, will continue to generate sustainable growth and help us deliver on our brand promise of bringing clarity to customers’ financial decisions.

Our commitment to our customers and our shareholders is evidenced in our focus on delivering an industry-leading customer experience, managing our revenue and expenses to achieve our financial goals, and continuing our prudent approach to risk management. We are making good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the 2013 Review of Operating Groups Performance, which starts on page 44.

Our Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed innovative new capabilities, with an emphasis on digital banking and investing, to bring clarity to our customers’ financial decisions:
[o]	Launched the BMO InvestorLine mobile application, which enables our clients to track their investments, follow market trends and place trades anytime and anywhere with their smartphones.
[o]

Enhanced our U.S. online banking platform, providing our customers the ability to view and manage all their bank, credit card and investment accounts in one place. After initial release in the market, there were signs of increased total users and average time per visit.

[o]

Integrated technology and conference delivery to enhance the experience of our BMO Capital Markets customers, and won 2013 American Business Awards’ Golden Stevie for Business to Business Marketing Campaign of the Year.

[o]	Launched Western Union e-Transfers through online banking in Canada, allowing BMO customers to make cash transfers for pickup at a Western Union location.
[o]	Developed a new online tool to help customers choose the right investment and wealth management service to meet their needs.
[o]	Introduced online booking of appointments with our Canadian branch staff. Customers booked nearly 40,000 appointments in 2013 using this capability.
•

Recognized externally with awards across our groups, including Best Private Bank in Canada (Global Banking and Finance Review), Top Bank-Owned Online Brokerage in Canada (Globe and Mail), Model Bank Award for Canadian online appointment booking tool (Celent), Best Investment Bank in Canada (Global Finance) and World’s Best Metals and Mining Investment Bank (Global Finance).

2.	Enhance productivity to drive performance and shareholder value.
•	Streamlined our divisional sales structure in Canadian P&C to bring our leadership closer to customers and improve efficiency.
•	Continued the redesign of our core processes (e.g., Commercial Lending and Mortgage) to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	Increased the client-facing time for our Wealth Management sales force through the redesign of workforce processes, including client onboarding and lending processes.
•	Successfully launched our equity-linked sales and trading platform in the United States, leading eight deals, including the second largest convertible bond issued by Canadian issuers in the year.
•	Reviewed our cost structure to find pathways to greater efficiency:
[o]	Continued to roll out new branch formats offering smaller, more flexible and more cost-effective points of distribution across North America.
[o]	Realized real estate synergies from the M&I integration, including nine branch consolidations and significant reductions in non-branch office space.
•	Grew our distribution capacity:
[o]

Built sales capacity in our Canadian branch network with a focus on attractive growth locations, opening or upgrading 86 branches and significantly expanding our automated banking machine (ABM) network, adding more than 300 machines since last year.

[o]	Invested to improve online sales processes, resulting in increased contributions from our online channel. Online retail banking sales levels in Canada are now equivalent to sales at 90 branches.
[o]	Began delivering sales leads online in addition to existing branch and call centre programs.

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Continued to develop consolidated North American capabilities and platforms in priority areas:
[o]	Launched our first North American creative platform with the PayCheck / Paycheque campaign. The advertisements were aired across Canada and the United States and have increased brand awareness.
[o]

Established North American leadership mandates for key roles, including the appointment of Frank Techar as Chief Operating Officer (effective November 1, 2013). In this role, Frank will oversee our North American Personal and Commercial Banking and Wealth Management businesses, further driving collaboration across borders and businesses.

[o]	Aligned our North-South risk management capabilities, creating consistency and eliminating duplication.

28	BMO Financial Group 196th Annual Report 2013

•	Continued to expand our businesses and capabilities in the United States:
[o]

Continued to roll out Premier Services in the United States, a unique planning-focused wealth management and banking offering. Over the past two years, Premier Services customer holdings have increased significantly.

[o]

Continued to leverage our robust thought leadership website, The Resource Center, which provides current and prospective clients with valuable industry insights from BMO experts, as well as third-party content via our exclusive partnerships.

[o]	Posted our best-ever investment banking performance in the United States, with a record year for Equity Capital Markets, Debt Capital Markets, and Acquisitions & Divestitures.
•	Introduced compelling offers in Canada to establish and strengthen client relationships:
[o]

The momentum of our Five-Year Fixed 25-year amortization mortgage product continued, helping customers become mortgage-free faster, pay less interest and protect themselves against rising interest rates. The success of this product is building a foundation for new and expanded long-term customer relationships.

[o]	Launched seven new exchange traded funds (ETFs) to help investors build their own portfolios more effectively.
[o]

Furthered our commitment to new Canadians with the launch of the BMO NewStart Program, a program that addresses new Canadians’ unique deposit, lending, credit card and advice needs. This program continues to grow, with over 100,000 customers currently in this priority segment.

[o]

Launched enhanced BMO World Elite MasterCard®, recognized for the richness of its customer offer, including no blackout periods, VIP airport lounge access and one of the highest credit card travel redemption rates in the industry.

4.	Expand strategically in select global markets to create future growth.
•	Only Canadian bank and one of only three North American banks with an established subsidiary bank in China.
•	Expanded our international wealth management platform including the acquisition of a wealth management business with offices in Hong Kong and Singapore.
•	BMO Global Asset Management established a new office in Australia that focuses on sales and serving Australia’s institutional and retail investors.
•	Ranked among the top 20 global investment banks and the 13th largest investment bank in North America based on fees by Thomson Reuters.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Continued to build out the Risk-IT infrastructure in line with regulatory expectations for improved risk data aggregation and information management systems.
•	Strengthened our stress testing capabilities by advancing our enterprise-wide stress testing framework and embedding stress testing in our strategy and business planning processes.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section of this document.

BMO Financial Group 196th Annual Report 2013	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the preceding Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 77 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social. That section also highlights top and emerging risks, including challenges linked to the slow-growth economy, heightened regulatory requirements, Canadian household debt, Eurozone challenges, U.S. political gridlock and information and cyber security risk. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position. The sections that follow outline some additional risks and uncertainties.

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, housing prices, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings. Given the interconnectedness of global financial markets and the importance of trade flows, deterioration of the still-unresolved European sovereign debt situation could affect the supply and cost of credit and constrain the pace of economic growth in North America.

Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, causing a greater risk of default by these customers and counterparties. As well, expectations in the bond and money markets about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. The current prolonged low interest rate policies have had a negative impact on results and a continuation of such policies would likely continue to pressure earnings. Refer to the Market Risk section on page 87 for a more complete discussion of our interest rate risk exposures. As discussed in our Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Changes in Laws, Regulations and Approach to Supervision

Regulators in Canada, the United States and elsewhere are very active on a number of fronts, including consumer protection, capital markets activities, anti-money laundering, and the oversight and strengthening of risk management.

Regulations are in place to protect our customers, investors and the public interest. Considerable changes in laws and regulations that relate to the financial services industry have been proposed and enacted, including changes related to capital and liquidity requirements. Changes in laws and regulations, including their interpretation and application, and changes in approaches to supervision could adversely affect our earnings. For example, such changes could limit the products or services we can provide and the manner in which we provide them and, potentially, lower our ability to compete, while also increasing the costs of compliance. As such, they could have a negative impact on earnings and return on equity. These changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management and the Liquidity and Funding Risk sections that start on pages 61 and 92, respectively, and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 69, will have an impact on our results and activities. Other regulatory developments are discussed in the Market Risk section on page 87 and liquidity and funding risk is discussed starting on page 61. In addition to the factors outlined here, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

Execution of Strategy

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.

Acquisitions

We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Integration costs may increase as a result of increased regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

30	BMO Financial Group 196th Annual Report 2013

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase our risk-weighted assets, lowering our capital ratios. Refer to the Foreign Exchange section on page 38, the Enterprise-Wide Capital Management section on page 61 and the Market Risk section on page 87 for a more complete discussion of our foreign exchange risk exposures.

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 147 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that affect large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We face the risk of loss due to cyber attack and also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Some of our services (such as online banking) or operations may face the risk of interruption or other security risks arising from the risks related to the use of the internet in these services or operations, which may impact our customers and infrastructure. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts. Refer to the Information and Cyber Security Risk section on page 79 for more information.

Judicial or Regulatory Judgments and Legal and Regulatory Proceedings

We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages, other costs or restrictions that would adversely affect our earnings and reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 28 on page 177 of the financial statements.

Critical Accounting Estimates and Accounting Standards

We prepare our financial statements in accordance with IFRS. Changes by the International Accounting Standards Board to international financial accounting and reporting standards that govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and future changes in accounting policies are discussed in Note 1 on page 130 of the financial statements.

The application of IFRS requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 70.

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.

Other Factors

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29.

We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 196th Annual Report 2013	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments and Outlook

Economic and Financial Services Developments in 2013

After slowing in 2012, the rate of economic growth in Canada remained modest at approximately 1.7% in 2013, keeping the unemployment rate around 7%. Sluggish global demand and a strong currency restrained exports, while lower commodity prices dampened investment in the resource sector. Elevated debt levels curbed personal loan growth, despite record numbers of motor vehicle sales. Housing market activity and residential mortgage growth moderated, but show signs of stabilizing as most housing markets across the country are well balanced. Despite a decline in business investment, loan demand remained strong in response to low interest rates and attractive financing conditions. Demand for non-residential mortgages has been supported by low commercial real estate vacancy rates. Personal deposit growth moderated, in part reflecting depositors’ preference for higher-yielding assets. Despite a decline in corporate profits, business deposit growth strengthened in response to increased economic uncertainty. The Bank of Canada held its overnight interest rate target at 1% for a third consecutive year, while longer-term interest rates rose in anticipation of less expansionary monetary policies in the United States.

The rate of economic growth in the United States slowed to approximately 1.7% in 2013 from 2.8% in 2012, largely in response to restrictive fiscal policies. Business investment and exports also moderated, while growth in consumer spending remained modest despite a slight uptick in consumer loans. Residential construction improved on firmer home sales, supporting mortgage growth. The Federal Reserve maintained its near-zero interest rate policy, but expectations that it will reduce the rate of its asset purchases have put upward pressure on longer-term interest rates. In the Midwest, where most of our U.S. operations are located, the economy grew in line with the modest average national growth in 2013, as continued expansion in the automobile sector and a recovery in housing activity offset restrictive fiscal policies and slower global demand. While the Eurozone appears to have emerged from recession, rates of growth remain weak. China’s economy is stabilizing at a rate of growth that is still strong, but lower than in the past.

Economic and Financial Services Outlook for 2014

Economic growth in Canada is expected to strengthen to 2.3% in the coming year, led by growth in exports in response to an improving U.S. economy and a weaker Canadian dollar. Firmer commodity prices should support growth in business investment and loans, while bolstering activity in the resource-producing provinces in Western Canada. However, high levels of household debt will likely continue to dampen consumer spending and housing market activity, restraining personal loan and mortgage growth. Growth in the economy should reduce the unemployment rate to 6.6% by year end, while encouraging the Bank of Canada to raise interest rates in early 2015. Higher interest rates should eventually support the Canadian dollar, although a sizeable trade deficit will likely keep the currency below parity with the U.S. dollar in 2014.

Economic growth in the United States is projected to strengthen to 2.7% in 2014, as fiscal restraint subsides, reducing the unemployment rate to below 7%. Low interest rates, improved household finances and pent-up demand, especially for automobiles, should lift consumer spending and encourage a pickup in personal loans. Residential mortgage growth should continue to be supported by the ongoing housing market recovery, which is benefiting from still-healthy levels of affordability despite the recent upturn in mortgage rates. Lower vacancy rates for commercial and industrial properties should encourage growth in non-residential construction. Continued low interest rates and easier credit conditions will likely continue to support growth in business investment and loans. While the Federal Reserve is expected to keep overnight interest rates unchanged for a sixth consecutive year in response to low rates of inflation, it will likely stop purchasing assets in the second half of the year, resulting in further moderate upward pressure on long-term rates. The U.S. Midwest economy is expected to grow in line with the national economy, supported by increasing automobile production and firmer global demand.

32	BMO Financial Group 196th Annual Report 2013

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, since it assesses our success in achieving our guiding principle of delivering top-tier shareholder returns. Over the past five years, shareholders have earned an average annual TSR of 17.0% on their investment in BMO common shares, second among our Canadian peer group. Our one-year TSR of 28.8% was the highest among our Canadian peer group, and our three-year average TSR was 11.5%.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2009 would have been worth $2,192 at October 31, 2013, assuming reinvestment of dividends, for a total return of 119.2%.

On December 3, 2013, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.76 per common share, an increase of $0.02 per share from the preceding quarter and up $0.04 from a year ago. The dividend is payable February 26, 2014 to shareholders of record on February 3, 2014. Previously, we had increased our quarterly dividend declared to $0.74 per common share for the second quarter of 2013. Our quarterly dividend declared was $0.72 per common share for the fourth quarter of 2012 and the first quarter of 2013. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 0.8% and 8.5%, respectively.

Total Shareholder Return

For the year ended October 31	2013	2012	2011	2010	2009	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	72.62	59.02	58.89	60.23	50.06	6.4%	11.0%
Dividends paid ($ per share)	2.92	2.80	2.80	2.80	2.80	1.4%	0.8%
Dividends paid (%) (2)	4.9	4.8	4.6	5.6	6.5
Increase (decrease) in share price (%)	23.0	0.2	(2.2)	20.3	16.4
Total annual shareholder return (%)	28.8	5.2	2.4	26.4	25.1	11.5	17.0
Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	As a percentage of the closing market price in the prior year.

BMO Financial Group 196th Annual Report 2013	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Net economic profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital, and is considered a reasonable measure of added economic value.

(Canadian $ in millions, except as noted)	2013	2012	2011

Reported Results
Revenue	16,263	16,130	13,943
Provision for credit losses	(589)	(765)	(1,212)
Non-interest expense	(10,297)	(10,238)	(8,741)
Income before income taxes	5,377	5,127	3,990
Provision for income taxes	(1,129)	(938)	(876)
Net income	4,248	4,189	3,114
EPS ($)	6.26	6.15	4.84

Adjusting Items (Pre-tax) (1)
Credit-related items on the M&I purchased performing loan portfolio (see below*)	406	407	173
M&I integration costs (2)	(251)	(402)	(131)
M&I acquisition-related costs	–	–	(87)
Hedge of foreign exchange risk on purchase of M&I (3)	–	–	(20)
Amortization of acquisition-related intangible assets (4)	(125)	(134)	(70)
Decrease (increase) in the collective allowance for credit losses (5)	2	82	(6)
Run-off structured credit activities (6)	40	264	(50)
Restructuring charge (7)	(82)	(173)	–
Adjusting items included in reported pre-tax income	(10)	44	(191)

Adjusting Items (After tax) (1)
Credit-related items on the M&I purchased performing loan portfolio (see below*)	250	251	107
M&I integration costs (2)	(155)	(250)	(84)
M&I acquisition-related costs	–	–	(62)
Hedge of foreign exchange risk on purchase of M&I (3)	–	–	(14)
Amortization of acquisition-related intangible assets (4)	(89)	(96)	(54)
Decrease (increase) in the collective allowance for credit losses (5)	(9)	53	(4)
Run-off structured credit activities (6)	34	261	(50)
Restructuring charge (7)	(59)	(122)	–
Adjusting items included in reported net income after tax	(28)	97	(161)
Impact on EPS ($)	(0.04)	0.15	(0.26)

Adjusted Results
Revenue	15,572	15,067	13,742
Provision for credit losses	(359)	(471)	(1,108)
Non-interest expense	(9,826)	(9,513)	(8,453)
Income before income taxes	5,387	5,083	4,181
Provision for income taxes	(1,111)	(991)	(906)
Adjusted net income	4,276	4,092	3,275
EPS ($)	6.30	6.00	5.10
*Credit-related items on the M&I purchased performing loan portfolio are comprised of the following amounts:
Revenue (8)	638	783	271
Provision for credit losses
Specific provisions for credit losses	(240)	(291)	(18)
Decrease (increase) in the collective allowance	8	(85)	(80)
Increase in pre-tax income	406	407	173
Provision for income taxes	(156)	(156)	(66)
Increase in reported net income after tax	250	251	107

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Adjusting items are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	Included in non-interest expense, M&I integration costs in 2013 consist of amounts related to system conversions and post-conversion activities, marketing costs in connection with customer communications and rebranding activities, real estate costs, including write-downs, consulting fees and restructuring charges.
(3)	Recorded as a charge to net interest income.
(4)	These expenses have been designated as adjusting items because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. They were charged to the non-interest expense of the operating groups as follows:
–	In fiscal 2013: Canadian P&C $11 million ($10 million after tax); U.S. P&C $76 million ($50 million after tax); Wealth Management $36 million ($27 million after tax); and BMO Capital Markets $2 million before and after tax;
–	In fiscal 2012: Canadian P&C $11 million ($10 million after tax); U.S. P&C $93 million ($64 million after tax); Wealth Management $29 million ($21 million after tax); and BMO Capital Markets $1 million before and after tax;
–	In fiscal 2011: Canadian P&C $9 million before and after tax; U.S. P&C $48 million ($35 million after tax); Wealth Management $12 million ($10 million after tax); and BMO Capital Markets $1 million before and after tax.
(5)	Changes in the collective allowance for credit losses on loans other than the M&I purchased performing loan portfolio.
(6)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.
(7)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity that is underway.
(8)	Recognition in net interest income of a portion of the credit mark on the M&I purchased performing loan portfolio.

34	BMO Financial Group 196th Annual Report 2013

Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.26, up $0.11 or 2% from $6.15 in 2012. Adjusted EPS was $6.30, up $0.30 or 5% from $6.00 in 2012. Our three-year compound average annual adjusted EPS growth rate was 9%, in line with our current medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. EPS growth in both 2013 and 2012 reflected increased earnings. Adjusted net income available to common shareholders was 47% higher over the three-year period from the end of 2010, while the average number of diluted common shares outstanding increased 15% over the same period, primarily due to the issuance of common shares on the acquisition of M&I in July 2011.

Net income was $4,248 million in 2013, up $59 million from the previous year. Adjusted net income was $4,276 million, up $184 million or 5%.

On an adjusted basis, there was good revenue growth and a decrease in provisions for credit losses in 2013. Higher revenues exceeded incremental costs, contributing to growth in net income. There was a higher effective income tax rate in 2013.

There was significant adjusted net income growth in Wealth Management, good growth in Canadian P&C and BMO Capital Markets, with U.S. P&C relatively unchanged and a decline in Corporate Services.

Canadian P&C reported net income increased $79 million or 4% to $1,854 million, with growth in balances and fees across most products, lower net interest margin and modest increases in expenses. Expenses rose due to continued investment in the business, including our distribution network, net of strong expense management. Canadian P&C results are discussed in the operating group review on page 47.

Wealth Management adjusted net income increased significantly by $316 million or 58% to $861 million, with net income growth in both wealth and insurance businesses. Adjusted net income in the wealth businesses was $600 million, up $213 million or 55%. The significant increase in net income was driven by a security gain of $121 million and good growth of 23% in our other wealth businesses. Insurance net income increased as the prior year was impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses. Wealth Management results are discussed in the operating group review on page 53.

BMO Capital Markets reported net income increased $73 million or 7% to $1,094 million. Improved results were driven by increases in trading revenues and investment banking fees and higher recoveries of credit losses, partially offset by an increase in expenses resulting from stronger revenue performance and increased technology and support costs related to a changing business and regulatory environment. BMO Capital Markets results are discussed in the operating group review on page 56.

U.S. P&C adjusted net income was relatively unchanged, with a decline of $8 million or 1% to $633 million on a U.S. dollar basis. Lower provisions for credit losses and a reduction in adjusted expenses were more than offset by lower revenue. Revenue declined as the benefits of strong core commercial and industrial loan and deposit growth and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees. U.S. P&C results are discussed in the operating group review on page 50.

Corporate Services adjusted loss was $191 million, compared with adjusted net income of $96 million in 2012, primarily due to lower revenues and growth in expenses. Adjusted revenues decreased primarily due to a group teb offset that was higher than the prior year and a decline in treasury-related items. Adjusted non-interest expense was higher, primarily due to increases in pension and benefit costs, and regulatory-related and technology costs. Adjusted recoveries of credit losses were lower, reflecting lower recoveries on the purchased credit impaired loan portfolio, offset in part by recoveries on the impaired real estate loan portfolio in 2013, compared to provisions in 2012. Corporate Services results are discussed in the operating group review on page 59. Changes to reported and adjusted net income for each of our operating groups are discussed in more detail in the 2013 Review of Operating Groups Performance, which starts on page 44.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Economic Profit Growth

Net economic profit (NEP) growth is another of our key value measures. NEP was $1,298 million in 2013, down $141 million or 10% from 2012. Adjusted NEP was $1,237 million, down $9 million or 1%. The decrease in both NEP and adjusted NEP is reflective of higher earnings in the current year being more than offset by a higher charge for capital, as a result of an increase in average common shareholders’ equity. NEP calculations are set out in the table that follows.

Net Economic Profit and Adjusted Net Economic Profit ($ millions)

For the year ended October 31	2013	2012	2011	2010	2009
Net income available to common shareholders	4,063	3,979	2,895	2,674	1,667
After-tax impact of the amortization of acquisition-related intangible assets	89	96	54	32	35
Net income available to common shareholders after adjusting for the amortization of acquisition-related intangible assets	4,152	4,075	2,949	2,706	1,702
Charge for capital (1)	(2,854)	(2,636)	(2,008)	(1,888)	(1,770)
Net economic profit	1,298	1,439	941	818	(68)
Add back: after-tax impact of adjusting items, excluding after-tax impact of the amortization of acquisition-related intangible assets	(61)	(193)	107	–	474
Adjusted net economic profit	1,237	1,246	1,048	818	406

2010 and prior are based on CGAAP.

(1)	The charge for capital is calculated by applying the cost of capital of 10.5% to average common shareholders’ equity.

NEP and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

Return on Equity

Return on equity (ROE) is the last of our four key value measures. ROE was 14.9% in 2013 and adjusted ROE was 15.0%, compared with 15.9% and 15.5%, respectively, in 2012. There was an increase of $84 million in earnings ($209 million in adjusted earnings) available to common shareholders in 2013. Average common shareholders’ equity increased by $2.1 billion from 2012, primarily due to internally-generated capital. Adjusted ROE of 15.0% was in line with our medium-term objective of earning an average annual adjusted ROE of 15% to 18%. BMO has achieved an ROE of 13% or better in 23 of the past 24 years. Table 3 on page 106 includes ROE statistics for the past 10 years.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

36	BMO Financial Group 196th Annual Report 2013

2013 Financial Performance Review

This section provides a review of our enterprise financial performance for 2013 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 125. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2012 appears on page 100. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 34.

Highlights

•

Revenue increased $133 million in 2013 to $16,263 million. Adjusted revenue increased $505 million or 3% to $15,572 million. The increase was primarily due to revenue growth in Wealth Management, BMO Capital Markets and Canadian P&C, and continues to demonstrate the benefits of our diversified business mix and successful execution against our strategic priorities.

•

Revenue growth in Canadian P&C reflected growth in balances and fees across most products, offset in part by lower net interest margin. There was strong revenue growth in wealth businesses, driven by growth in client assets, a security gain and the benefit of recent acquisitions. Insurance revenue increased as the prior year was impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses. BMO Capital Markets revenues grew, driven by increases in trading revenues and investment banking fees, particularly from our U.S. Platform. U.S. P&C revenue declined as the benefits of strong growth in core commercial and industrial loans and deposits and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees.

•

Provisions for credit losses totalled $589 million in the current year, down from $765 million in 2012. Adjusted provisions for credit losses totalled $359 million, down from $471 million in 2012 due to reduced provisions in all of our operating groups, offset in part by lower recoveries on the purchased credit impaired loan portfolio.

•

Adjusted non-interest expense increased modestly, primarily due to higher employee-related costs, including continued investment in the business related to increases in front-line roles, higher benefit costs, including pension, and higher severance and regulatory costs.

•

The effective income tax rate in 2013 was 21.0%, compared with 18.3% in 2012. The adjusted effective income tax rate(1) was 20.6%, compared with 19.5% in 2012. The higher adjusted effective rate in 2013 was mainly attributable to lower recoveries of prior periods’ income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses, as outlined in Note 12 on page 155 of the financial statements. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines the impact of these acquisitions on BMO’s revenue, non-interest expense and net income for 2013 and 2012 to assist in analyzing changes in results. The effect on net income includes the impact of provisions for credit losses and income taxes, which are not disclosed separately in the table.

For 2013, business acquisitions contributed $46 million of revenues and $47 million of non-interest expenses, including acquisition and integration costs, for a net loss of $1 million.

Impact of Business Acquisitions on Operating Results (1) ($ millions)

For the year ended October 31	2013	2012
Total revenue	46	6
Non-interest expense (2)	47	14
Net loss	(1)	(5)
(1)	Results for both 2013 and 2012 include the results of the acquired Asia-based wealth management business, COFCO Trust Co. and CTC Consulting, LLC, which are part of our Wealth Management reporting segment. Results for 2013 also include the results of Aver Media LP, which is part of our Canadian P&C reporting segment.
(2)	Non-interest expense in 2013 and 2012 includes acquisition and integration costs in respect of the acquired businesses.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The U.S. dollar was stronger compared to the Canadian dollar at October 31, 2013 than at October 31, 2012. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2013, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2013 than in 2012. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recoveries of credit losses and income taxes in 2013 were increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2013, 2012 and 2011 and the impact of changes in the average rates. At October 31, 2013, the Canadian dollar traded at $1.043 per U.S. dollar. It traded at $0.999 per U.S. dollar at October 31, 2012.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise. If future results are consistent with results in 2013, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $15 million in the absence of hedging transactions.

BMO may execute transactions to mitigate the impact of foreign exchange rate movements on net income.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

($ millions, except as noted)	2013 vs. 2012	2012 vs. 2011
Canadian/U.S. dollar exchange rate (average)
2013	1.024
2012	1.003	1.003
2011		0.985

Effects on reported results
Increased net interest income	66	70
Increased non-interest revenue	42	30
Increased revenues	108	100
Increased expenses	(74)	(63)
Decreased (increased) provisions for credit losses	1	(4)
Increased income taxes	(5)	(3)
Increased reported net income before impact of hedges	30	30
Hedging losses	(14)	(1)
Income taxes thereon	4	–
Increased reported net income	20	29

Effects on adjusted results
Increased net interest income	53	56
Increased non-interest revenue	42	30
Increased revenues	95	86
Increased expenses	(66)	(56)
Decreased provisions for credit losses	4	3
Increased income taxes	(4)	(3)
Increased adjusted net income before impact of hedges	29	30
Hedging losses	(14)	(1)
Income taxes thereon	4	–
Increased adjusted net income	19	29

Revenue

Revenue increased $133 million in 2013 to $16,263 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis.

Adjusted revenue increased $505 million or 3% to $15,572 million due to growth in Wealth Management, BMO Capital Markets and Canadian P&C. The stronger U.S. dollar added $81 million or 1% to adjusted revenue growth, net of hedging impacts. BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2013 totalled $344 million, up from $266 million in 2012.

Adjusted revenue excludes the portion of the credit mark recorded in net interest income on the M&I purchased performing loan portfolio and income or losses from run-off structured credit activities for 2013, 2012 and 2011; and the hedge of foreign exchange risk on the M&I purchase in 2011, all of which are recorded in Corporate Services, as discussed in the Non-GAAP Measures section on page 34.

Canadian P&C revenue increased $129 million or 2% as the growth in balances and fees across most products was partially offset by lower net interest margin. Revenue improved, growing by more than 4% in the second half of the year. Wealth Management revenue increased $549 million or 19%. Revenue in wealth businesses increased 16%, reflecting strong performance driven by growth in client assets, a security gain and the benefit of recent acquisitions. Insurance revenue increased 49%, as the prior year was impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses. BMO Capital Markets revenue increased $152 million or 5% to $3,428 million, driven by increases in trading revenues and investment banking fees, particularly from our U.S. platform. U.S. P&C revenue decreased US$144 million or 5% as the benefits of strong core commercial and industrial loan and deposit growth and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees. Corporate Services adjusted revenues decreased by $238 million or 69%, primarily due to an increase in the group teb offset and a decline in treasury-related items.

Revenue and Adjusted Revenue ($ millions, except as noted)

For the year ended October 31	2013	2012	2011*	2010	2009
Net interest income	8,545	8,808	7,474	6,235	5,570
Year-over-year growth (%)	(3)	18	20	12	10
Non-interest revenue	7,718	7,322	6,469	6,004	5,494
Year-over-year growth (%)	5	13	8	9	7
Total revenue	16,263	16,130	13,943	12,239	11,064
Year-over-year growth (%)	1	16	14	11	8
Adjusted net interest income	7,888	8,029	7,248	6,235	5,570
Year-over-year growth (%)	(2)	11	16	12	10
Adjusted non-interest revenue	7,684	7,038	6,494	6,004	6,015
Year-over-year growth (%)	9	8	8	–	9
Total adjusted revenue	15,572	15,067	13,742	12,239	11,585
Year-over-year growth (%)	3	10	12	6	9
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt items to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is offset in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

38	BMO Financial Group 196th Annual Report 2013

Net Interest Income

Net interest income for the year was $8,545 million, a decrease of $263 million or 3% from 2012. Adjusted net interest income of $7,888 million was down 2% from 2012, due to a decline of 11 basis points in adjusted net interest margin to 1.63% in the current low interest rate environment. The impact of the stronger U.S. dollar increased adjusted net interest income by $53 million.

Adjusted net interest income primarily excludes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio.

BMO’s average earning assets increased $23.9 billion or 5% in 2013, including a $3.8 billion increase as a result of the stronger U.S. dollar. There was strong growth in Canadian P&C and Wealth Management, growth in BMO Capital Markets and U.S. P&C, and a reduction in Corporate Services.

The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s average earning assets and changes in net interest income in Corporate Services. Changes are discussed in the 2013 Review of Operating Groups Performance section on page 44.

Table 9 on page 110 and Table 10 on page 111 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)			Average earning assets			Net interest margin
	($ millions)		Change	($ millions)		Change	(in basis points)
For the year ended October 31	2013	2012	%	2013	2012	%	2013	2012	Change
Canadian P&C	4,429	4,365	1	170,847	156,231	9	259	279	(20)
U.S. P&C	2,378	2,456	(3)	58,369	55,857	4	407	440	(33)
Personal and Commercial Banking (P&C)	6,807	6,821	–	229,216	212,088	8	297	322	(25)
Wealth Management	564	561	–	19,399	17,875	9	291	314	(23)
BMO Capital Markets	1,238	1,191	4	202,361	193,889	4	61	61	–
Corporate Services, including Technology and Operations	(721)	(544)	(33)	33,165	36,353	(9)	nm	nm	nm
Total BMO adjusted	7,888	8,029	(2)	484,141	460,205	5	163	174	(11)
Adjusting items impacting net interest income	657	779	(16)	na	na	na	nm	nm	nm
Total BMO reported	8,545	8,808	(3)	484,141	460,205	5	177	191	(14)

  na – not applicable

  nm – not meaningful

BMO Financial Group 196th Annual Report 2013	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue ($ millions)

				Change from 2012

For the year ended October 31	2013	2012	2011	(%)
Securities commissions and fees	1,182	1,146	1,215	3
Deposit and payment service charges	916	929	834	(1)
Trading revenues	849	1,025	549	(17)
Lending fees	715	641	593	12
Card fees	724	708	689	2
Investment management and custodial fees	726	725	496	–
Mutual fund revenues	799	647	633	23
Underwriting and advisory fees	488	442	512	10
Securities gains, other than trading	285	152	189	88
Foreign exchange, other than trading	172	153	130	12
Insurance income	445	335	283	33
Other	417	419	346	–
Total BMO reported	7,718	7,322	6,469	5
Total BMO adjusted	7,684	7,038	6,434	9

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $7,718 million in 2013, an increase of $396 million or 5% from 2012. Adjusted non-interest revenue was $7,684 million, up $646 million or 9%, with the majority of the growth driven by strong performance in Wealth Management, as well as growth in BMO Capital Markets and Canadian P&C.

Adjusted non-interest revenue excludes the income or losses from run-off structured credit activities, which are mainly included in trading revenues.

Mutual fund revenues increased $152 million or 23% from 2012, driven by market appreciation and growth in new client assets.

Securities gains increased $133 million or 88% from 2012 due to a security gain in Wealth Management, partially offset by lower investment security gains across the other operating groups.

Insurance income increased $110 million or 33%, as the prior year was impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses.

Trading revenues decreased $176 million and are discussed in the trading-related revenues section that follows.

Lending fees increased $74 million or 12%, primarily due to strong growth in North American P&C commercial and industrial loan portfolios and increased lending activity in BMO Capital Markets, largely in the United States.

Underwriting and advisory fees increased $46 million or 10% from 2012, resulting from better performance despite a weaker market.

Securities commissions and fees increased $36 million or 3%. These revenues consist largely of brokerage commissions and fees within Wealth Management, which account for about three-quarters of the total, and institutional equity trading commissions within BMO Capital Markets. In Wealth Management, securities commissions and fees were up 10% due to growth in client assets and higher transaction volumes, partially offset by a decline in BMO Capital Markets revenue due to lower securities lending commissions.

Income from foreign exchange, other than trading, increased $19 million or 12% from 2012, reflecting growth in Wealth Management and BMO Capital Markets.

Other non-interest revenue balances were consistent with the prior year.

Table 7 on page 108 provides further details on revenue and revenue growth.

40	BMO Financial Group 196th Annual Report 2013

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. On a limited basis, BMO also assumes proprietary positions with the intent of earning trading profits.

Interest and non-interest trading-related revenues decreased $204 million or 17% to $1,026 million in 2013. Adjusted trading-related revenues were $972 million in 2013, up $22 million or 2%. Interest rate trading-related revenues increased $30 million or 7%, primarily due to increased client activity in our Canadian fixed income businesses. Foreign exchange trading-related revenues were up $16 million or 6% from 2012, primarily driven by market volatility. Equities trading-related revenues increased $86 million or 21%, primarily due to increased activity with corporate and investor clients and an improved market environment. Commodities trading-related revenues decreased $23 million, mainly due to lower activity in the crude and natural gas markets.

Revenues from run-off structured credit activities totalling $34 million in 2013, compared to $284 million in 2012, are included in other trading revenues in the adjacent table. The decline was due to higher mark-to-market gains on the underlying assets in 2012. These revenues are adjusting items and are excluded from adjusted trading-related revenues.

The Market Risk section on page 87 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

($ millions) (taxable equivalent basis)				Change from 2012

For the year ended October 31	2013	2012	2011	(%)
Interest rates	479	449	388	7
Foreign exchange	285	269	288	6
Equities	499	413	322	21
Commodities	43	66	40	(35)
Other (2)	29	267	(126)	(89)
Total (teb)	1,335	1,464	912	(9)
Teb offset	309	234	190	32
Total	1,026	1,230	722	(17)
Reported as:
Net interest income	486	439	363	11
Non-interest revenue – trading revenues	849	1,025	549	(17)
Total (teb)	1,335	1,464	912	(9)
Teb offset	309	234	190	32
Total	1,026	1,230	722	(17)
Adjusted net interest income net of teb offset	157	209	199	(25)
Adjusted non-interest revenue – trading revenues	815	741	573	10
Adjusted total	972	950	772	2
(1)	Trading-related revenues are presented on a taxable equivalent basis.
(2)	Includes revenues from run-off structured credit activities of $34 million ($284 million in 2012; loss of $25 million in 2011), which are adjusting items included in Corporate Services results, and hedging exposures in BMO’s structural balance sheet.

Adjusted results in this Revenue section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses

The provision for credit losses (PCL) was $589 million in the current year, down from $765 million in 2012. Adjusted PCL was $359 million, down from $471 million in 2012. The decline in adjusted PCL reflects decreases in provisions in all of our operating groups, offset in part by lower recoveries on the purchased credit impaired loan portfolio.

Adjusting items this year included a $240 million specific provision on the M&I purchased performing loan portfolio and a $10 million reduction in the collective allowance, compared to a $291 million specific provision on the M&I purchased performing loan portfolio and a $3 million increase in the collective allowance in 2012.

Adjusted PCL in 2013 represents 0.14% of average net loans and acceptances, down from 0.21% in 2012. PCL as a percentage of average net loans and acceptances also declined to 0.22% in 2013 from 0.31% in 2012. This ratio, excluding amounts related to the purchased loan portfolios, fell to 0.32% in 2013 from 0.42% in 2012. These positive ratio trends reflect lower provisions across both our consumer and commercial loan portfolios and all our operating groups, compared to 2012.

On an operating group basis, most of our provisions relate to Personal and Commercial Banking. In Canadian P&C, PCL decreased by $41 million to $574 million in 2013, driven by lower provisions in the consumer loan portfolio. U.S. P&C PCL was $223 million, down $51 million from 2012, primarily reflecting better credit quality in the consumer loan portfolio. Wealth Management PCL was $3 million in 2013, a decrease of $19 million from the previous year, which included a larger than usual write-down on a single commercial account. BMO Capital Markets recorded a net recovery of $36 million, an improvement over the $6 million provision in 2012, as a result of higher recoveries of previously written-off amounts. Corporate Services adjusted recoveries of credit losses of $405 million in 2013 were down from $446 million in 2012, reflecting lower recoveries on the purchased credit impaired loan portfolio of $410 million in 2013, compared to $509 million in the previous year, offset in part by recoveries on the impaired real estate loan portfolio in 2013, compared to provisions in 2012.

On a geographic basis, the majority of our provisions relate to our Canadian loan portfolio. Specific PCL in Canada and other countries (excluding the United States) was $568 million, compared to $611 million in 2012. Adjusted specific PCL in the United States was a recovery of $209 million, up from a $140 million recovery in 2012, reflecting a better credit environment, partially offset by lower recoveries of credit losses on the purchased credit impaired loans. Note 4 on page 137 of the financial statements provides PCL information on a geographic basis. Table 19 on page 118 provides further PCL segmentation information.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

Provision for Credit Losses

For the year ended October 31 (Canadian $ in millions, except as noted)	2013	2012	2011
New specific provisions	1,638	1,860	1,495
Reversals of previously established allowances	(267)	(252)	(128)
Recoveries of loans previously written off	(772)	(846)	(241)
Specific provision for credit losses	599	762	1,126
Increase (decrease) in collective allowance	(10)	3	86
Provision for credit losses (PCL)	589	765	1,212
Adjusted provision for credit losses (1)	359	471	1,108
PCL as a % of average net loans and acceptances (annualized) (2)	0.22	0.31	0.56
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2) (3)	0.32	0.42	0.55
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.23	0.31	0.52
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1) (2)	0.14	0.21	0.54

(1)  Adjusted provision for credit losses excludes provisions related to the purchased performing loan portfolio and changes in the collective allowance.

(2)  Certain ratios for 2012 were restated in the first quarter of 2013 to reflect the reclassified balance sheet presentation.

(3)  Ratio is presented excluding purchased loan portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures, which are non-GAAP. Please refer to the Non-GAAP Measures section on page 34.

Provision for Credit Losses by Operating Group (1)

For the year ended October 31 (Canadian $ in millions)	2013	2012	2011
Canadian P&C	574	615	664
U.S. P&C	223	274	359
Personal and Commercial Banking	797	889	1,023
Wealth Management	3	22	10
BMO Capital Markets	(36)	6	32
Corporate Services, including T&O
Impaired real estate loan portfolio	(43)	19	28
Interest on impaired loans	48	44	15
Purchased credit impaired loan portfolio	(410)	(509)	–
Adjusted provision for credit losses	359	471	1,108
Specific provisions on purchased performing loans (2)	240	291	18
Change in collective allowance	(10)	3	86
Provision for credit losses	589	765	1,212

(1)  Effective the first quarter of 2013, provisions in the operating groups are reported on an actual loss basis and interest on impaired loans is allocated to the operating groups. Results for prior periods have been restated accordingly.

(2)  Provisions for the purchased performing loan portfolio are reported in Corporate Services.

This table contains adjusted results and measures, which are non-GAAP. Please refer to the Non-GAAP Measures section on page 34.

42	BMO Financial Group 196th Annual Report 2013

Non-Interest Expense

Non-interest expense increased $59 million or 1% to $10,297 million in 2013.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis, unless otherwise noted.

Adjusted non-interest expense excludes costs of the M&I integration and amortization of acquisition-related intangible assets in 2013, 2012 and 2011; restructuring costs in 2013 and 2012 to align our cost structure with the current and future business environment; and M&I acquisition-related costs in 2011. The factors contributing to the cost increases are set out in the adjacent Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense table.

Adjusted non-interest expense increased $313 million or 3% to $9,826 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by only 2%.

The dollar and percentage changes in expense by category are outlined in the adjacent Adjusted Non-Interest Expense and Non-Interest Expense table. Table 8 on page 109 provides more detail on expenses and expense growth.

Performance-based compensation increased 2%, driven by improved revenue in Wealth Management and BMO Capital Markets. Other employee compensation, which includes salaries, benefits and severance, increased 8% from 2012, due to continued investment in the business, higher benefit costs, including pension, and higher severance and regulatory-related costs. The stronger U.S. dollar also contributed to the increase.

Premises and equipment costs increased $27 million or 2%, with $16 million related to technology development initiatives.

Other expenses fell by $63 million or 3%, reflecting declines in most other expense categories, with the exception of an increase in travel and business development costs.

BMO’s reported efficiency ratio improved by 20 basis points to 63.3% in 2013. The adjusted efficiency ratio remained unchanged at 63.1%.

Canadian P&C is BMO’s largest operating segment, and its reported efficiency ratio of 51.3% was stable as modest revenue growth was offset by continued investment in the business, net of savings from productivity initiatives.

The efficiency ratio in Wealth Management improved by 870 basis points to 66.7%, reflecting revenue growth across most businesses and a continued focus on productivity.

BMO Capital Markets reported efficiency ratio of 59.8% was essentially unchanged as revenue growth was offset by higher expenses resulting from stronger revenue performance and increased technology and support costs related to a changing business and regulatory environment.

The efficiency ratio in U.S. P&C of 60.1% was relatively unchanged from the prior year as lower revenue was largely offset by decreased expenses.

The reported operating leverage was 0.2% in 2013 and adjusted operating leverage was 0.1%. One of our medium-term financial objectives is to generate average annual adjusted operating leverage of 2% or more, increasing the rate of adjusted revenue growth by an average of at least two percentage points more than the rate of adjusted non-interest expense growth. We aim to improve efficiency and generate operating leverage by driving revenue growth through a strong customer focus and by continuing our focus on productivity while making selective investments.

Examples of initiatives to enhance productivity are outlined in the 2013 Review of Operating Groups Performance, which starts on page 44.

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2013	2012	2011
Significant businesses acquired	0.3	10.3	5.8
Canadian/U.S. dollar translation effect, excluding acquisitions	0.7	0.4	(1.5)
Other	2.3	1.8	7.2
Total adjusted non-interest expense growth	3.3	12.5	11.5
Impact of adjusting items	(2.7)	4.6	3.2
Total non-interest expense growth	0.6	17.1	14.7

Adjusted Non-Interest Expense and  Non-Interest Expense

($ millions, except as noted)

			Change from 2012
For the year ended October 31	2013	2012	2011*	(%)
Performance-based compensation	1,682	1,641	1,560	2
Other employee compensation	4,011	3,725	3,253	8
Total employee compensation	5,693	5,366	4,813	6
Premises and equipment	1,787	1,760	1,557	2
Other	2,119	2,182	1,922	(3)
Amortization of intangible assets	227	205	161	11
Total adjusted non-interest expense	9,826	9,513	8,453	3
Adjusting items	471	725	288	(35)
Total non-interest expense	10,297	10,238	8,741	1
Adjusted non-interest expense growth (%)	3.3	12.5	11.5	na
Non-interest expense growth (%)	0.6	17.1	14.7	na
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.
na – not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2013	2012	2011
Efficiency Ratio
Canadian P&C	51.3	51.2	50.6
U.S. P&C	62.6	62.9	61.6
Wealth Management	67.7	76.4	75.5
BMO Capital Markets	59.8	59.7	57.2
Total BMO	63.3	63.5	62.7
Adjusted Efficiency Ratio
Canadian P&C	51.1	51.1	50.5
U.S. P&C	60.1	59.8	59.1
Wealth Management	66.7	75.4	75.0
BMO Capital Markets	59.7	59.7	57.2
Total BMO	63.1	63.1	61.5

Caution

This Non-Interest Expense section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 171 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $1,129 million in 2013, compared with $938 million in 2012. The reported effective tax rate in 2013 was 21.0%, compared with 18.3% in 2012. The adjusted provision for income taxes(1) in 2013 was $1,111 million, compared with $991 million in 2012. The adjusted effective tax rate in 2013 was 20.6%, compared with 19.5% in 2012. The higher adjusted effective tax rate was mainly attributable to lower recoveries of prior periods’ income taxes.

BMO partially hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unreal-

ized gain or loss on translation of investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $146 million for the year, compared with $13 million in 2012. Refer to the Consolidated Statement of Changes in Equity on page 128 of the financial statements for further details.

Table 8 on page 109 details the $1,716 million of total net government levies and income tax expense incurred by BMO in 2013. The increase from $1,521 million in 2012 was primarily due to higher income tax expense, as well as higher harmonized sales tax, GST and other sales taxes.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

2013 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 46 to 52)

Net income was $2,450 million in 2013, an increase of $95 million or 4% from 2012. Adjusted net income was $2,510 million, an increase of $81 million or 3%. Personal and Commercial Banking is comprised of two operating segments: Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C).

Wealth Management (pages 53 to 55)

Net income was $834 million in 2013, an increase of $310 million or 59% from 2012. Adjusted net income was $861 million, an increase of $316 million or 58%.

BMO Capital Markets (BMO CM) (pages 56 to 58)

Net income was $1,094 million in 2013, an increase of $73 million or 7% from 2012. Adjusted net income was $1,096 million, an increase of $74 million or 7%.

Corporate Services, including Technology and Operations (page 59)

Net loss was $130 million in 2013, compared with net income of $289 million in 2012. Adjusted net loss was $191 million compared with net income of $96 million in 2012.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 174 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

44	BMO Financial Group 196th Annual Report 2013

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial Banking			Wealth Management			BMO Capital Markets			Corporate Services, including Technology and Operations			Total Consolidated
For the year ended October 31	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.0	57.3	58.7	21.2	18.0	18.6	21.1	20.3	23.8	0.7	4.4	(1.1)	100	100	100
Expenses	49.4	49.7	49.9	22.7	21.7	22.4	19.9	19.1	21.7	8.0	9.5	6.0	100	100	100
Net income	57.7	56.2	63.4	19.6	12.5	15.4	25.8	24.4	31.3	(3.1)	6.9	(10.1)	100	100	100
Adjusted net income	58.7	59.4	61.6	20.1	13.3	15.0	25.6	25.0	29.8	(4.4)	2.3	(6.4)	100	100	100
Average assets	43.6	41.1	41.3	4.0	3.7	3.7	44.6	46.2	46.0	7.8	9.0	9.0	100	100	100
Total Revenue
Canada	6,254	6,129	6,065	2,239	1,981	2,010	2,168	2,043	2,088	(181)	15	(80)	10,480	10,168	10,083
United States	3,023	3,107	2,124	908	702	425	1,106	1,031	1,020	278	616	(4)	5,315	5,456	3,565
Other countries	1	–	–	307	222	157	154	202	207	6	82	(69)	468	506	295
	9,278	9,236	8,189	3,454	2,905	2,592	3,428	3,276	3,315	103	713	(153)	16,263	16,130	13,943
Total Expenses
Canada	3,177	3,098	3,046	1,651	1,609	1,581	1,027	977	964	354	409	242	6,209	6,093	5,833
United States	1,913	1,986	1,319	588	554	344	869	830	786	431	539	251	3,801	3,909	2,700
Other countries	–	–	–	101	56	31	153	149	146	33	31	31	287	236	208
	5,090	5,084	4,365	2,340	2,219	1,956	2,049	1,956	1,896	818	979	524	10,297	10,238	8,741
Net Income
Canada	1,853	1,794	1,709	429	271	307	872	830	822	(229)	(32)	(67)	2,925	2,863	2,771
United States	596	561	265	207	85	46	217	146	101	116	254	(145)	1,136	1,046	267
Other countries	1	–	–	198	168	127	5	45	52	(17)	67	(103)	187	280	76
	2,450	2,355	1,974	834	524	480	1,094	1,021	975	(130)	289	(315)	4,248	4,189	3,114
Adjusted Net Income
Canada	1,858	1,797	1,713	430	273	311	872	830	823	(144)	(73)	(75)	3,016	2,827	2,772
United States	651	632	305	229	101	51	219	147	101	(27)	214	(99)	1,072	1,094	358
Other countries	1	–	–	202	171	128	5	45	52	(20)	(45)	(35)	188	171	145
	2,510	2,429	2,018	861	545	490	1,096	1,022	976	(191)	96	(209)	4,276	4,092	3,275
Average Assets
Canada	177,142	161,335	153,052	17,438	15,974	14,191	133,120	139,333	118,954	18,037	16,240	16,548	345,737	332,882	302,745
United States	64,866	62,218	40,896	3,527	3,678	2,773	96,101	94,691	80,287	25,199	30,214	21,674	189,693	190,801	145,630
Other countries	18	–	–	1,178	702	519	18,357	17,538	17,065	699	2,341	3,975	20,252	20,581	21,559
	242,026	223,553	193,948	22,143	20,354	17,483	247,578	251,562	216,306	43,935	48,795	42,197	555,682	544,264	469,934

How BMO Reports Operating Group Results

Periodically, certain business lines or units within business lines are transferred between operating groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

In the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, we had charged the operating groups with credit losses based on an expected loss provisioning methodology whereby Corporate Services was charged (or credited) with differences between the periodic provisions for credit losses charged to the operating group segments under our expected loss provisioning methodology and the periodic provisions required under GAAP. As part of this change, the interest income resulting from the accretion of the net present value of impaired loans is also included in operating group net interest income. Prior period results have been restated accordingly. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During 2013, we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenues reported in prior periods from Canada to the United States in Corporate Services.

During 2012, Wealth Management and Canadian P&C entered into an agreement that changes the way they report the financial results related to retail mutual fund sales. Prior periods have been restated.

During 2011, approximately US$1.0 billion of impaired real estate secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from U.S. P&C to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses were restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired in the M&I transaction were also included in Corporate Services, and had a carrying value of US$329 million at the end of 2013.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the related credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired loan portfolio. Integration and restructuring costs, run-off structured credit activities and changes in the collective allowance are also included in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	Canadian P&C				U.S. P&C				Total P&C
As at or for the year ended October 31	2013	2012	2011*	Change from 2012 (%)	2013	2012	2011*	Change from 2012 (%)	2013	2012	2011*	Change from 2012 (%)
Net interest income (teb)	4,429	4,365	4,381	1	2,378	2,456	1,653	(3)	6,807	6,821	6,034	–
Non-interest revenue	1,912	1,847	1,807	4	559	568	348	(1)	2,471	2,415	2,155	2
Total revenue (teb)	6,341	6,212	6,188	2	2,937	3,024	2,001	(3)	9,278	9,236	8,189	–
Provision for credit losses	574	615	664	(7)	223	274	359	(19)	797	889	1,023	(10)
Non-interest expense	3,250	3,183	3,133	2	1,840	1,901	1,232	(3)	5,090	5,084	4,365	–
Income before income taxes	2,517	2,414	2,391	4	874	849	410	3	3,391	3,263	2,801	4
Provision for income taxes (teb)	663	639	676	4	278	269	151	3	941	908	827	4
Reported net income	1,854	1,775	1,715	4	596	580	259	3	2,450	2,355	1,974	4
Adjusted net income	1,864	1,785	1,724	4	646	644	294	–	2,510	2,429	2,018	3
Net economic profit									990	1,026	1,019	(4)
Adjusted return on equity (%)									17.7	18.6	22.2	(0.9)
Return on equity (%)									17.3	18.1	21.7	(0.8)
Adjusted operating leverage (teb) (%)	–	(1.1)	0.4	nm	(0.5)	(1.6)	15.2	nm	–	(2.8)	2.3	nm
Operating leverage (teb) (%)	–	(1.2)	0.3	nm	0.3	(3.2)	13.2	nm	0.4	(3.7)	1.7	nm
Adjusted efficiency ratio (teb) (%)	51.1	51.1	50.5	–	60.1	59.8	59.1	0.3	53.9	53.9	52.6	–
Efficiency ratio (teb) (%)	51.3	51.2	50.6	0.1	62.6	62.9	61.6	(0.3)	54.9	55.0	53.3	(0.1)
Net interest margin on earning assets (teb) (%)	2.59	2.79	2.94	(0.20)	4.07	4.40	4.53	(0.33)	2.97	3.22	3.26	(0.25)
Average common equity									13,723	12,611	8,692	9
Average earning assets	170,847	156,231	148,835	9	58,369	55,857	36,471	4	229,216	212,088	185,306	8
Average loans and acceptances	175,079	159,484	151,331	10	52,421	50,711	32,892	3	227,500	210,195	184,223	8
Average deposits	113,644	106,256	101,784	7	60,645	59,147	36,425	3	174,289	165,403	138,209	5
Assets under administration	16,148	15,521	22,421	4	112,732	96,803	77,066	16	128,880	112,324	99,487	15
Full-time equivalent employees	15,957	16,197	16,723	(1)	7,971	7,906	7,564	1	23,928	24,103	24,287	(1)

* Leverage measures for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

nm – not meaningful

Net economic profit and adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

46	BMO Financial Group 196th Annual Report 2013

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking serves more than seven million personal and commercial banking customers, who do business with us through an integrated national network of BMO Bank of Montreal branches, automated banking machines, telephone, mobile and online banking, along with the expertise of our mortgage specialists and financial planners.
Frank Techar Chief Operating Officer BMO Financial Group

Lines of Business
Personal Banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. We serve approximately one quarter of Canadian households.

Commercial Banking provides our small business, medium-sized enterprise and mid-market banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

Strengths and Value Drivers

•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.
•	Highly experienced team of specialists in mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores.
•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.
•	Large, loyal customer base supported by strong and differentiated brand.
•	Largest MasterCard® issuer in Canada as measured by transaction volumes, and one of the top commercial card issuers in North America.

Strategy and Key Priorities

We aim to succeed in the Canadian market by delivering a customer experience differentiated through guidance across all channels and by leveraging our highly productive distribution network.

Enhance the customer experience to create a differentiated position in the Canadian market

2013 Achievements

•

Continued to maintain strong customer loyalty scores as measured by Net Promoter Score. Implemented an additional measure of in-branch customer experience that provides detailed and timely feedback to improve the customer relationship.

•

For the second consecutive year, BMO received a prestigious Celent Model Bank Award. BMO received the 2013 Model Bank Impact Award for BMO Bank by Appointment, and was the first Canadian bank to offer real-time appointment booking for both online and mobile customers. Nearly 40,000 appointments were booked in 2013 using this capability. Current online sales levels are equivalent to sales at 90 branches.

•	Maintained strong employee engagement and commitment to the customer experience. In the annual employee survey, employees indicated that they believe customer experience is a top priority for them.

2014 Focus

•	Continue to build capabilities to provide personalized advice to our customers through the channel of their choice, including enhancements to online and mobile banking.

Strengthen relationships with our Personal Banking customers through innovative product offerings and exceptional service

2013 Achievements

•	Our investment campaign was a great success. Mutual funds growth of 15% was our highest since 2010.
•	Developed segment-specific campaigns and offers targeted at new Canadians and the military community.
•	The continued success of our Five-Year Fixed 25-year amortization mortgage product is building a foundation for new and expanded long-term customer relationships.
•	Our leads management engine continues to provide our customers with relevant and timely offers and services, increasing share of wallet and positively impacting revenue growth.

2014 Focus

•	Target personal banking growth in under-penetrated customer segments and products to grow share of wallet and gain new customers.

Establish the most productive distribution network in the country

2013 Achievements

•

Implemented system, organization and process changes that allow front-line employees to spend more time acquiring new customers and strengthening existing relationships. Enhancements include a more efficient personal loan origination system, lean mortgage application and approval processes and simplified commercial lending processes.

•	Opened or upgraded 86 branches and added more than 300 ABMs.
•	Held efficiency ratio at a stable level in a low revenue growth environment by tightly managing expenses.

2014 Focus

•	Continue the redesign of our core processes and implement new technologies to improve productivity and enhance the customer experience.

BMO Financial Group 196th Annual Report 2013	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Drive growth in commercial lending and deposits to improve market share

2013 Achievements

•

We enhanced our performance management system and continued to focus our commercial workforce on having more complete conversations with our customers. This produced strong results with commercial deposit growth of 12%, our highest since 2007. Commercial lending momentum continued with strong balance growth of 11%, our highest since 2008. We maintained our second place position in commercial lending market share.

•	BMO was awarded a seven-year contract to provide a corporate cards program for the Government of Canada.
•

Tied for first place among the big banks in the Canadian Federation of Independent Business report Battle of the Banks, based on a 2012 survey of almost 13,000 small and medium-sized enterprise (SME) owners that assessed how well banks are serving their SME customers.

2014 Focus

•	Accelerate financial performance by improving our sales force productivity.

Financial Review

Canadian P&C reported net income of $1,854 million, up $79 million or 4% from a year ago. Revenue increased $129 million or 2% to $6,341 million. Net interest margin was 2.59%, down 20 basis points from the prior year, primarily due to changes in mix, including growth in loan balances that was greater than growth in deposits and lower deposit spreads in the low-rate environment. We achieved strong loan and deposit growth throughout the year and reduced net interest margin compression in the last two quarters, reflected in a significant improvement in our financial performance, as net income grew by more than 7% and revenue grew by more than 4% in the second half of the year.

In our personal banking business, revenue increased $74 million or 2%. The increase was due to the effects of growth in balances and fees across most products, partially offset by lower net interest margin.

In our commercial banking business, revenue increased $55 million or 2%, as the effects of growth in balances and fees across most products were partially offset by lower net interest margin.

Canadian P&C (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2013	2012	2011	Change from 2012 (%)
Net interest income (teb)	4,429	4,365	4,381	1
Non-interest revenue	1,912	1,847	1,807	4
Total revenue (teb)	6,341	6,212	6,188	2
Provision for credit losses	574	615	664	(7)
Non-interest expense	3,250	3,183	3,133	2
Income before income taxes	2,517	2,414	2,391	4
Provision for income taxes (teb)	663	639	676	4
Reported net income	1,854	1,775	1,715	4
Adjusted net income	1,864	1,785	1,724	4
Key Performance Metrics and Drivers
Net income growth (%)	4	4	3	nm
Revenue growth (%)	2	–	6	nm
Operating leverage (teb) (%)	–	(1.2)	0.3	nm
Efficiency ratio (teb) (%)	51.3	51.2	50.6	0.1
Net interest margin on earning assets (teb) (%)	2.59	2.79	2.94	(0.20)
Average loans and acceptances	175,079	159,484	151,331	10
Average deposits	113,644	106,256	101,784	7
Full-time equivalent employees	15,957	16,197	16,723	(1)

nm – not meaningful

Provisions for credit losses declined $41 million or 7% to $574 million, driven by lower provisions in the consumer portfolio. We continue to grow our business while remaining attentive to the credit quality of our portfolio.

Non-interest expense was $3,250 million, up $67 million or 2%, primarily due to continued investment in the business, including our distribution network, net of strong expense management. Our efficiency ratio was 51.3%, in line with the prior year. Improving the customer experience and productivity is a focus for Canadian P&C in 2014. We expect productivity to improve as balance growth continues, margin compression subsides and the benefits from productivity initiatives are realized, including mortgage and commercial lending process improvements.

48	BMO Financial Group 196th Annual Report 2013

Business Environment, Outlook and Challenges

Canada’s economy is expected to improve in 2014, reflecting moderate increases in employment and personal income, as well as in response to a strengthening U.S. economy.

In the Canadian personal banking sector, retail operating deposits are projected to grow in 2014 by approximately 5%, similar to growth in 2013 and in line with the expected increase in personal income. Credit card loan balances grew nominally in 2013 and growth is projected to strengthen gradually next year. Overall residential mortgage growth moderated in 2013, as tighter mortgage underwriting guidelines constrained the demand for housing. This was reflected in a moderate decline in resales, a sharp drop in housing starts and some slowing in house price increases. Anticipated moderate increases in employment in fiscal 2014 should keep the demand for housing and house prices fairly steady.

In the commercial banking sector, growth in commercial operating deposits (CODs) was strong in 2013. Businesses are continuing to hold back on strategic investments due to global economic uncertainty.

Industry COD growth is projected to decelerate in 2014, as improving economic conditions reduce the need for precautionary savings and encourage business investment.

We expect growth in consumer lending to slow given relatively high levels of household debt, which we will address through our focus on targeting growth in under-penetrated customer segments and products, as well as by continuing to improve our sales force productivity. While the industry faces increasingly complex regulatory, information security and fraud prevention requirements, our strong governance framework continues to position us well to monitor any such changes and respond accordingly. With competition for skilled resources becoming more intense, we continue to monitor employee engagement to ensure that BMO remains at or above the financial industry average.

The Canadian economic environment in 2013 and outlook for 2014 are discussed in more detail in the Economic Developments and Outlook section on page 32.

Caution

This Canadian P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking

The promise we make to our more than two million customers is to bring clarity to their financial decisions. Our retail and small and mid-sized business banking customers are served through our 621 branches, call centre, online and mobile banking platforms and more than 1,300 ABMs across eight states. We deliver financial expertise to our commercial banking customers, offering in-depth, specific industry knowledge and strategic capital markets solutions.
Mark Furlong Group Head U.S. Personal and Commercial Banking and CEO, BMO Harris Bank N.A. Chicago

Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management.

Strengths and Value Drivers

•	Rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to the community and to helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	Enviable platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	Large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.

Strategy and Key Priorities

We aim to grow our business and be a leader in our markets by delivering a customer experience differentiated through guidance on a wide range of financial topics, and by leveraging our brand reputation, local presence and high-performance teams.

Deliver a great customer experience to grow a loyal and profitable customer base

2013 Achievements

•

Continued to build on our strong commercial lending market share, ranking second among our peer U.S. commercial banks in our core Midwest market and first in Wisconsin, with an increase in core commercial and industrial loans of $3.5 billion or 19% from a year ago.

•	Implemented a new customer relationship management system that enables our employees to deliver a great experience to our customers by providing them with all customer information in one channel.
•	Received the Community Service Leadership Award from The Financial Services Roundtable in recognition of our dedication and service to the communities in which we operate.
•

Ranked number 1 among 30 major U.S. banks in long-term trust in the annual American Banker/Reputation Institute Survey of Bank Reputations, demonstrating the high level of confidence customers have in us.

2014 Focus

•	Maintain strong customer loyalty while growing our customer base in high-opportunity segments, including mass affluent, mid-market and earlier life stage consumers.

Continue to improve our product and channel capabilities to better meet our customers’ needs

2013 Achievements

•

Enhanced our online banking platform with upgrades that improve our loan processing capabilities and cross-border functionalities. In addition, customers can now view and manage all their bank, credit card and investment accounts in one place using BMO Harris Total LookSM.

•

Launched BMO Harris Bank iPad®, iPhone® and AndroidTM mobile apps to increase convenience for our customers. To date, customer response has been strong, with nearly 40% of customers accessing our mobile banking platform, and the iPad® application has a four-star user rating.

•

Continued to work in partnership with Wealth Management to implement Premier Services, which offers a unique planning-focused client experience, with 98 teams of bankers and wealth management advisors in place at year end. This realignment drives increases in share of wallet, and ensures our clients are served through the most cost-effective channel.

2014 Focus

•	Continue to enhance our technology and processes with additional digital channels and improved mortgage and business lending and treasury processes.

Improve financial performance by growing revenue and effectively managing costs

2013 Achievements

•

Revenue from strong core commercial and industrial loan growth and increased deposit balances improved, offsetting in part the negative impact of the low interest rate environment which lowered overall revenue.

•

Expenses and adjusted expenses declined by 5% and 4%, respectively (in U.S. dollars), primarily due to synergy-related savings and cost reductions resulting from our productivity initiatives, partially offset by the effects of selective investments in the business and higher regulatory-related costs.

50	BMO Financial Group 196th Annual Report 2013

•	Maintained our adjusted efficiency ratio of 60.1% at a level relatively unchanged from the previous year. Our adjusted operating leverage improved through effective expense management.

2014 Focus

•	Increase loan and deposit balances while focusing on cost management.

Continue to deploy our unique commercial operating model by delivering local access and industry expertise to our clients across a broad geographic footprint

2013 Achievements

•	Focus on new client acquisition resulted in a 10% increase in the number of our client relationships.
•	Strong core commercial and industrial loan growth, with a year-over-year increase of 19% and eight consecutive quarters of positive growth.
•

Expanded into new specialty areas and geographic regions through targeted talent acquisition. Within the last year, we opened new commercial banking offices in Atlanta and Omaha and acquired a team of experienced franchise finance lenders, with additional hires in the dealership finance and equipment finance specialties in Houston, Atlanta, Seattle and Washington, D.C.

•

Continued to leverage our robust thought leadership website, The Resource Center, which provides current and prospective clients with valuable industry insights from BMO experts, as well as third-party content via our exclusive partnerships.

2014 Focus

•	Keep building on the strength of our commercial banking business with a focus on new client acquisition, increasing market share and expanding our corporate payments penetration.

Financial Review

Amounts in this section are expressed in U.S. dollars. U.S. P&C net income in 2013 was $584 million, an increase of $6 million or 1% from $578 million a year ago. Adjusted net income, which excludes the amortization of acquisition-related assets, was $633 million, down $8 million or 1%.

Revenue of $2,871 million decreased $144 million or 5%, as the benefits of strong growth in core commercial and industrial loans and deposits and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees.

In our commercial banking business, revenue increased $48 million or 4%, reflecting growth in loan and deposit products and global treasury management services.

In our personal banking business, revenue decreased by $154 million or 9%, primarily as a result of the low interest rate environment, reductions in certain acquired loan portfolios and deposit balances, and lower deposit and debit card fees. During the year we continued to

U.S. P&C (US$ in millions, except as noted)

As at or for the year ended October 31	2013	2012	2011	Change from 2012 (%)
Net interest income (teb)	2,324	2,449	1,673	(5)
Non-interest revenue	547	566	352	(3)
Total revenue (teb)	2,871	3,015	2,025	(5)
Provision for credit losses	217	273	366	(21)
Non-interest expense	1,797	1,895	1,247	(5)
Income before income taxes	857	847	412	1
Provision for income taxes (teb)	273	269	152	2
Reported net income	584	578	260	1
Adjusted net income	633	641	296	(1)
Key Performance Metrics and Drivers
Adjusted net income growth (%)	(1)	+100	31	nm
Net income growth (%)	1	+100	25	nm
Revenue growth (%)	(5)	49	49	nm
Adjusted operating leverage (teb) (%)	(0.4)	(1.5)	16.0	nm
Operating leverage (teb) (%)	0.4	(3.1)	13.9	nm
Adjusted efficiency ratio (teb) (%)	60.1	59.8	59.1	0.3
Efficiency ratio (teb) (%)	62.6	62.9	61.6	(0.3)
Net interest margin on earning assets (teb) (%)	4.07	4.40	4.53	(0.33)
Average current loans and acceptances	51,356	50,549	33,286	2
Average deposits	59,257	58,964	36,866	–
Full-time equivalent employees	7,971	7,906	7,564	1

nm – not meaningful

execute our lower-cost funding strategy, and we have reduced the number of higher-cost time deposits and money market accounts, in favour of growth in lower-cost chequing and savings accounts.

Net interest margin decreased by 33 basis points, primarily due to lower loan spreads due to competitive pricing and deposit spread compression given the low-rate environment.

Provisions for credit losses of $217 million declined by $56 million or 21% from a year ago, primarily reflecting better credit quality in the consumer loan portfolio.

Non-interest expense of $1,797 million decreased $98 million or 5%. Adjusted non-interest expense of $1,723 million was $78 million or 4% lower, primarily as a result of synergy-related savings in the current year and cost reductions resulting from our productivity initiatives, partially offset by the effects of selective investments in the business and higher regulatory-related costs.

Average current loans and acceptances increased $0.8 billion year-over-year to $51.4 billion. The core commercial and industrial loan portfolio continues to experience good growth, increasing by $3.5 billion or 19% from a year ago to $22.4 billion. In addition, we have grown our indirect automobile loan portfolio by $0.9 billion from a year ago. These increases helped to offset expected decreases in certain commercial loan portfolios, as well as reductions in home equity and mortgage loans, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market and our active loan portfolio management.

BMO Financial Group 196th Annual Report 2013	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Average deposits of $59.3 billion increased slightly from the prior year, as growth in our commercial business and in our personal chequing and savings accounts more than offset a planned reduction in higher-cost personal money market and time deposit accounts.

Business Environment, Outlook and Challenges

U.S. P&C has a significant footprint in eight states, primarily concentrated in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas).

The U.S. Midwest economy grew in line with the national average in 2013, at a modest pace of approximately 1.6%, as growth was supported by the continued expansion in the automobile sector and a recovery in housing activity. However, growth was restrained by restrictive fiscal policies, modest consumer spending and a decline in global demand. Modest loan and deposit growth in U.S. P&C was consistent with the growth in the economy. There was a decline in consumer loans consistent with our peers and the overall economy. Consumer loan growth is expected to trend higher in 2014 due to an improving economy. Residential mortgage growth will likely strengthen as the housing market recovery continues and is supported by affordability. Commercial loan growth should continue to improve in

2014 as credit becomes more widely available due to an improving economy.

Economic growth is expected at a rate of 2.7% in 2014 as fiscal restraint subsides.

The marketplace remains dynamic and highly competitive, as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share. We are concentrating on our customer-focused growth strategy and commercial sector expertise to increase our loan and deposit balances in order to strengthen our financial performance in this challenging environment, while focusing on cost management to improve efficiency. This will help alleviate the continued pressure on margins in the highly competitive low interest rate environment. Regulatory oversight is growing increasingly complex, with new regulations and compliance requirements. We will continue to leverage our strong governance framework to address existing and new requirements.

The U.S. economic environment in 2013 and outlook for 2014 are discussed in more detail in the Economic Developments and Outlook section on page 32.

Caution

This U.S. P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

52	BMO Financial Group 196th Annual Report 2013

Wealth Management

BMO’s group of wealth businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. Wealth Management operates in both Canada and the United States, as well as in select global markets including Asia and Europe.
Gilles Ouellette Group Head Wealth Management

Lines of Business

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services leveraging strong financial planning capabilities.

BMO InvestorLine, our online investing business in Canada, offers self-directed investors a range of tools to help plan, research and manage investing decisions their own way, in addition to adviceDirect, the first service in Canada that provides investing advice to online investors.

BMO’s Private Banking businesses operate in Canada, the United States, Hong Kong and Singapore. We offer a comprehensive range of financial services and solutions to high net worth and ultra-high net worth clients and, under BMO Harris Financial Advisors, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, retirement, and trust and custody services to institutional, retail and high net worth investors around the world.

BMO Insurance operates in Canada and internationally. In Canada, we manufacture life insurance, accident and sickness insurance, and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance and internationally, we provide reinsurance solutions.

Strengths and Value Drivers

•	Planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	Team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth and asset management markets.
•	Access to BMO’s broad client base and distribution network in Canada and the United States.

Strategy and Key Priorities

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future by enhancing the client experience, focusing on productivity and investing for future growth.

Enhance our clients’ experience by delivering on their evolving wealth management needs

2013 Achievements

•

Developed new products designed to respond to clients’ emerging needs, including seven new ETFs that help investors build their portfolios more effectively. Our ETF line of business has more than $11 billion in assets under management and is the eighth largest fixed-income ETF provider in the world.

•	Launched the BMO InvestorLine mobile application, which enables our clients to track their investments, follow market trends and place trades on the go with their smartphones.
•	Expanded Net Promoter Score monitoring to all businesses for active measurement of client loyalty and identification of opportunities for continued improvement.
•

Achieved high rankings in external loyalty benchmarking: BMO Nesbitt Burns’ Net Promoter Score was tied for first place in the latest Ipsos Reid Full Service Brokerage Report, BMO InvestorLine led its peers in client satisfaction in the Ipsos Reid Online Brokerage Report, and for the seventh year in a row, BMO Global Asset Management has garnered more client service awards than any other 401(k) platform in the United States in PLANSPONSOR’s Defined Contribution Survey.

2014 Focus

•	Attract new clients and focus on delivering a tailored offer for key client segments.

Streamline our products and simplify our processes to increase our productivity

2013 Achievements

•	Increased client-facing time for our sales force through the redesign of workforce processes, including client onboarding and lending processes.
•	Consolidated sub-advisor asset management mandates to fully leverage internal capabilities and extend those capabilities globally.
•	Reduced the number of funds that we offer in our Canadian mutual fund lineup to provide greater clarity and simplify our client offer.
•	Redesigned the processes, by which our internal sales teams interact with our client-facing sales force, providing an efficient, unified view of wealth products and services to our retail partners.

2014 Focus

•	Continue to improve our productivity by improving the ratio of front-line sales to support staff to increase revenue per employee.

BMO Financial Group 196th Annual Report 2013	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Invest in our people, products, technology and footprint to drive future growth

2013 Achievements

•	Expanded our geographic footprint and wealth management platform through the acquisition of a wealth management business based in Hong Kong and Singapore.
•	Increased our investment in our sales teams to expand coverage to new segments and geographic regions and provide the best experience for our clients.
•	Leveraged our investments in technology to drive sales and improve efficiency.
•

Strengthened our brand with an enhanced online presence on bmo.com, which now offers potential clients a tool to help them identify the wealth management options that best suit their needs, as well as information about our full-service investing, private banking, financial planning and asset management services – all in one place – resulting in a fivefold increase in site visits.

2014 Focus

•	Invest in our sales force and enhance technology to drive revenue growth, with a particular focus on the United States.

Financial Review

Wealth Management net income was $834 million, up $310 million or 59% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $861 million, up $316 million or 58% from a year ago. Adjusted net income in wealth businesses was $600 million, up $213 million or 55%. The significant increase in net income was driven by a security gain of $121 million and good growth of 23% in our other wealth businesses. Adjusted net income in insurance was $261 million, up $103 million or 65%.

Revenue of $3,454 million increased $549 million or 19%. Revenue in our wealth businesses increased 16%, reflecting strong performance driven by growth in client assets, the $191 million security gain and the benefit of recent acquisitions. Insurance revenue increased 49% as the prior year was impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses.

Provisions for credit losses of $3 million decreased $19 million or 84%, primarily due to a loan recovery recorded in the current year, compared to a larger than usual loan write-down in the prior year related to a single commercial account.

Wealth Management (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2013	2012	2011	Change from 2012 (%)
Net interest income (teb)	564	561	462	–
Non-interest revenue	2,890	2,344	2,130	23
Total revenue (teb)	3,454	2,905	2,592	19
Provision for credit losses	3	22	10	(84)
Non-interest expense	2,340	2,219	1,956	5
Income before income taxes	1,111	664	626	67
Provision for income taxes (teb)	277	140	146	96
Reported net income	834	524	480	59
Adjusted net income	861	545	490	58
Key Performance Metrics and Drivers
Adjusted net income growth (%)	58	11	11	nm
Net income growth (%)	59	9	10	nm
Revenue growth (%)	19	12	15	nm
Return on equity (%)	28.6	24.1	32.9	4.5
Adjusted operating leverage (%)	13.7	(0.6)	(1.6)	nm
Operating leverage (%)	13.4	(1.3)	(1.9)	nm
Adjusted efficiency ratio (%)	66.7	75.4	75.0	(8.7)
Efficiency ratio (teb) (%)	67.7	76.4	75.5	(8.7)
Average common equity	2,884	2,143	1,436	35
Average loans and acceptances	11,909	10,833	9,299	10
Average deposits	23,337	21,753	19,136	7
Assets under administration	369,277	322,222	292,801	15
Assets under management	183,625	164,293	150,176	12
Full-time equivalent employees	6,117	6,108	6,518	–
U.S. Business Selected Financial Data (US$ in millions)
Total revenue (teb)	883	699	430	26
Non-interest expense	574	552	349	4
Reported net income	200	84	47	+100
Adjusted net income	221	99	53	+100
Average loans and acceptances	2,510	2,650	2,260	(5)
Average deposits	4,947	4,960	3,199	–

nm – not meaningful

Non-interest expense was $2,340 million, up $121 million or 5%. Adjusted non-interest expense was $2,304 million, up $114 million or 5%. The increase was due to growth in revenue-based costs and the costs of recent acquisitions, partly offset by the benefits of a continued focus on productivity.

Assets under management and administration grew by $66.4 billion to $552.9 billion, driven by market appreciation, growth in new client assets and the stronger U.S. dollar.

Net income in Wealth Management U.S. businesses was US$200 million, up US$116 million from US$84 million a year ago. Adjusted net income in Wealth Management U.S. businesses was US$221 million, up US$122 million from US$99 million a year ago due to the security gain and growth across most of our lines of business.

54	BMO Financial Group 196th Annual Report 2013

Business Environment, Outlook and Challenges

Economic growth in Canada remained modest in 2013, and equity markets posted moderate gains. And while U.S. economic growth slowed, its stock markets recorded double-digit gains. The strong gains were widespread across sectors, led by the financial, health care and consumer discretionary sectors.

Investor confidence is returning, as evidenced by an increase in transaction volumes throughout the year and strong client asset growth, attributable to market gains and new client acquisition. Historically low interest rates limited our net interest income growth.

In 2014, we anticipate that a sustained healthy level of activity in equity markets will continue to positively influence transaction volumes. Despite modest economic growth and the continued low interest rate environment expected in North America, we have clear strategic plans to grow all of our wealth businesses.

Changing demographics, particularly in the retirement, mass affluent and high net worth sectors, will continue to drive the North American wealth management industry over the longer term. Tailoring our offering for key client segments, making sure we service our clients in the right channels and keeping pace with technology advancements are ways in which we can continue to meet our clients’ evolving needs.

We have experienced significant growth, both organically and through strategic acquisitions, over the past few years, and we now have a robust wealth management platform in the United States and a growing presence in Asia, while we are also expanding into other countries. This activity supports BMO’s plans to offer truly global services to its clients across its international footprint.

We are continuing to manage increasingly complex regulatory requirements, and at the same time we are proactively seeking top talent to complement our growing sales force.

The Canadian and U.S. economic environment in fiscal 2013 and the outlook for fiscal 2014 are discussed in more detail in the Economic Developments and Outlook section on page 32.

Caution

This Wealth Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

Tom Milroy Group Head BMO Capital Markets	BMO Capital Markets provides capital-raising, strategic advisory and risk management, and integrated sales, trading and research services to corporate, institutional, and government clients. We have nearly 2,300 employees and operate in 29 locations around the world, including 16 offices in North America.

Lines of Business

Investment and Corporate Banking offers clients debt and equity capital-raising services, as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. We provide strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, in addition to valuation and fairness opinions. In support of our clients’ international business activities, we offer trade finance and risk mitigation services, including banking and other operating services tailored to meet the needs of North American and international financial institutions.

Trading Products offers institutional, commercial and retail clients access to global markets through an integrated suite of debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions. Our services include sales, trading, research and distribution of new issues and secondary offerings to institutional investors. We also provide our clients with risk management (derivatives) advice and services to hedge against price fluctuations on a variety of key inputs, including interest rates and commodities. In addition, we offer efficient funding and liquidity management to our clients, as well as to BMO Financial Group.

Strengths and Value Drivers

•

A unified coverage approach and integrated distribution that creates an exceptional client experience across our North American platform, together with a complementary international presence in select industry sectors.

•	Innovative ideas and expertise delivered through our top-tier coverage team, dedicated to understanding and meeting our core clients’ needs.
•	Top-ranked equity and fixed income research, sales and trading capabilities with deep expertise in core sectors.

Strategy and Key Priorities

BMO Capital Markets’ vision is to be the lead investment bank that enables our clients to achieve their ambitions. Our strategy is to provide our clients with an integrated platform that is differentiated by leading ideas and unified coverage.

Continue to earn leading market share in Canada by delivering leading ideas through our top-tier coverage team

2013 Achievements

•	Ranked second in Investment Banking Fee Share using Dealogic data.
•	Named Best Investment Bank in Canada by Global Finance magazine.
•	2013 Quality Leader for Canadian Equity Trading and Canadian Equity Sales – Greenwich Associates.
•	Ranked #2 as a 2013 Share Leader for Canadian Equity Research/Advisory Portfolio Managers Vote Share by Greenwich Associates.
•	Ranked #2 (tied) as a 2013 Share Leader for Overall Canadian Fixed-Income Market Share by Greenwich Associates.
•	Named Best Bank in Canadian Dollar Foreign Exchange by FX Week.

2014 Focus

•	Continue to earn leading market share in Canada, particularly in investment banking fees and trading revenues, without taking outsized risk.

Leverage our North American capabilities in select strategic sectors in international markets to expand our client offering

2013 Achievements

•	Named World’s Best Metals & Mining Investment Bank by Global Finance magazine.
•	Named Best Trade Bank in Canada for the fourth consecutive year by Trade Finance magazine.
•	Selectively expanded our natural resource presence in London with the addition of energy sector capabilities.
•	Recognized by Global M&A Network for Americas Deal of the Year (Small Mid Markets), Canada Deal of the Year (Mid Markets), and Cross-border Deal of the Year.

2014 Focus

•	Continue to serve global clients with North American interests and extend our global leadership in select sectors.

Drive performance from our U.S. platform by leveraging our expanded distribution capabilities and focused research and coverage in strategic sectors

2013 Achievements

•	Nearly tripled investment banking market share in our target U.S. mid-cap segment since 2009.
•	Increased our lead capital-raising mandates in 2013 by more than 50%, demonstrating our progress with issuer and investor clients for both our origination and distribution capabilities.
•	Increased U.S. net income by 47%.

2014 Focus

•	Continue to drive performance from our U.S. client franchise, with an emphasis on further increasing our investment banking share of fees in the U.S. mid-cap market segment.

56	BMO Financial Group 196th Annual Report 2013

Continue to enhance our risk management and regulatory compliance practices to be responsive to an evolving regulatory environment

2013 Achievements

•	Invested in processes to meet new regulatory requirements and maintained a consistent, proactive cross-border approach to both compliance and risk management.
•	Implemented expanded clearing arrangements to comply with the Dodd-Frank Act.

2014 Focus

•	Continue to monitor and adapt to new regulations as they are enacted.

Financial Review

BMO Capital Markets net income increased $73 million or 7% to $1,094 million. The increase reflected growth in revenues and higher recoveries of credit losses, partially offset by an increase in expenses.

Revenue increased $152 million or 5% to $3,428 million, driven by increases in trading revenues and investment banking fees, particularly in our U.S. platform. The stronger U.S. dollar increased revenue by $30 million.

Net interest income increased $47 million or 4%, reflecting growth in trading income related to improved market conditions, partially offset by a decrease in revenues from interest-rate-sensitive businesses. Non-interest revenue increased $105 million or 5% from the prior year, reflecting growth in trading revenue related to improved market conditions, and an increase in investment and corporate banking revenues resulting from higher client activity levels.

Trading products revenue increased $69 million or 3% from the prior year, reflecting growth in trading revenue related to improved market conditions, partly offset by a decrease in revenues from interest-rate-sensitive businesses and lower securities commissions.

Investment and corporate banking revenue increased $83 million, reflecting higher activity levels as well as growth in corporate banking revenue.

We continue to experience very low levels of credit losses across our businesses. The recovery of credit losses was $36 million in 2013, compared with a provision of $6 million in 2012.

Non-interest expense increased $93 million or 5% to $2,049 million resulting from stronger revenue performance and increased technology and support costs related to a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $15 million. The group’s efficiency ratio of 59.8% remained relatively unchanged from the prior year as revenue growth was offset by higher expenses.

The provision for income taxes was higher than in the prior year, as the provision in 2012 benefited from higher recoveries of prior years’ income taxes.

Average assets of $247.6 billion were relatively unchanged from the prior year. Decreases in derivative financial assets, primarily due to declines in the fair value of interest rate contracts as a result of rising interest rates, were largely offset by increases in securities borrowed or

BMO Capital Markets (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2013	2012	2011	Change from 2012 (%)
Net interest income (teb)	1,238	1,191	1,229	4
Non-interest revenue	2,190	2,085	2,086	5
Total revenue (teb)	3,428	3,276	3,315	5
Provision for (recovery of) credit losses	(36)	6	32	(+100)
Non-interest expense	2,049	1,956	1,896	5
Income before income taxes	1,415	1,314	1,387	8
Provision for income taxes (teb)	321	293	412	10
Reported net income	1,094	1,021	975	7
Adjusted net income	1,096	1,022	976	7
Key Performance Metrics and Drivers
Trading Products revenue	2,146	2,077	2,035	3
Investment and Corporate Banking revenue	1,282	1,199	1,280	7
Net income growth (%)	7	5	20	nm
Revenue growth (%)	5	(1)	2	nm
Net economic profit	471	509	541	(7)
Return on equity (%)	18.9	21.7	25.0	(2.8)
Operating leverage (%)	(0.1)	(4.3)	(3.0)	nm
Efficiency ratio (teb) (%)	59.8	59.7	57.2	0.1
Average common equity	5,582	4,527	3,723	23
Average assets	247,578	251,562	216,306	(2)
Average loans and acceptances	24,843	23,441	21,351	6
Average deposits	121,881	103,836	92,068	17
Debt underwriting participation (deals)	677	635	525	7
Equity underwriting participation (deals)	292	307	293	(5)
Full-time equivalent employees	2,278	2,176	2,286	5
U.S. Business Selected Financial Data (US$ in millions)
Total revenue (teb)	1,081	1,028	1,038	5
Non-interest expense	849	828	797	3
Reported net income	213	145	104	47
Average loans and acceptances	8,567	8,089	7,552	6
Average deposits	60,788	48,776	38,112	25

nm – not meaningful

purchased under resale agreements related to higher levels of client activity, an increase in net loans and acceptances related to growth in corporate banking, and higher levels of securities balances.

Net income from U.S. operations increased US$68 million or 47% to US$213 million. Revenue increased from the prior year, driven by growth in investment and corporate banking revenue, higher gains on securities and an increase in commission fees, partially offset by a decline in trading revenue. Recoveries of credit losses were higher. Non-interest expense increased from the prior year resulting from stronger revenue performance and higher technology and support costs. The provision for income taxes was lower than in the prior year, mainly due to recoveries of prior years’ income taxes in 2013.

BMO Financial Group 196th Annual Report 2013	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

BMO Capital Markets’ strong performance in fiscal 2013 reflects our balanced, diversified and client-focused business model, as well as our disciplined approach to risk management in an environment influenced by market factors that contribute to variability in results. There was growth in our investment and corporate banking businesses despite a reduction in mergers and acquisitions in Canada due to lower levels of activity in the natural resource sector and the impact of the protracted resolution of the U.S. debt ceiling debate in Congress. Our diversified business mix in trading products has enabled us to generate good earnings growth in 2013. The ROE for BMO Capital Markets was 18.9%.

Looking forward to fiscal 2014, we expect economic growth to strengthen in both Canada and the United States. A continuation of low interest rates, a reduction in unemployment and low inflation are all projected in the United States, as well as stable interest rates in Canada. Our capital markets outlook is influenced by the performance of financial markets, business confidence and evolving regulatory requirements. Despite some areas of weakness and concern in financial markets, we anticipate continued growth in revenue and earnings.

The Canadian and U.S. economic environment in fiscal 2013 and the outlook for fiscal 2014 are discussed in more detail in the Economic Developments and Outlook section on page 32.

Caution

This BMO Capital Markets section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

58	BMO Financial Group 196th Annual Report 2013

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O).

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, and the recovery of credit losses on the M&I purchased credit impaired loan portfolio. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 34. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the client operating groups.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Advancing the customer experience through: upgrades to our mobile banking applications to make them compatible with the Apple tablet and iPhone 5® devices and the launch of BMO InvestorLine’s free mobile investing app; the launch of cross-border transfer functionality, which allows online business banking customers to transact between BMO and BMO Harris Bank U.S. dollar currency accounts in near-real time; modernization of the retail branch network, which increases our footprint by equipping smaller branches with upgraded technology; and improved core banking processes, including mortgage, commercial lending and collections processes, to drive productivity and provide an enhanced customer experience;

•	Continuing to deliver against key performance metrics by exceeding channel and critical facilities availability targets and increasing straight-through processing; and
•	Realizing significant real estate synergies from the M&I integration and improving our U.S. operations technology capabilities in channels, products, functions and infrastructure.

Financial Review

Corporate Services net loss for the year was $130 million, compared with net income of $289 million a year ago.

The adjusted net loss in 2013 was $191 million, compared with adjusted net income of $96 million in 2012. Adjusted revenue decreased $238 million, primarily due to a group teb offset that was $78 million higher than the prior year and a decline in treasury-related items. Adjusted non-interest expense was $84 million higher, primarily due to increases in pension and benefit costs, as well as regulatory-related and technology costs. Adjusted recoveries of credit losses were $41 million lower, reflecting lower recoveries on the purchased credit impaired loan portfolio, offset in part by recoveries on the impaired real estate loan portfolio in 2013, compared to provisions in 2012. The accounting policy for purchased loans is discussed in the Purchased Loans section in Note 4 on page 137 of the financial statements. The recoveries of credit losses on a reported basis were $175 million in 2013.

Significant components of the recoveries are detailed in the table below.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted)

As at or for the year ended October 31	2013	2012	2011	Change from 2012 (%)
Net interest income before teb offset	280	501	(31)	(44)
Group teb offset	(344)	(266)	(220)	(29)
Net interest income (teb)	(64)	235	(251)	(+100)
Non-interest revenue	167	478	98	(65)
Total revenue (teb)	103	713	(153)	(86)
Provision for (recovery of) credit losses	(175)	(152)	147	(16)
Non-interest expense	818	979	524	(17)
Loss before income taxes	(540)	(114)	(824)	(+100)
Recovery of income taxes (teb)	(410)	(403)	(509)	(1)
Reported net income (loss)	(130)	289	(315)	(+100)
Adjusted total revenue (teb)	(588)	(350)	(354)	(69)
Adjusted provision for (recovery of) credit losses	(405)	(446)	43	9
Adjusted non-interest expense	472	388	306	21
Adjusted net income (loss)	(191)	96	(209)	(+100)
Full-time equivalent employees	13,308	13,885	13,884	(4)

U.S. Business Select Financial Data (US$ millions)

Total revenue (teb)	273	613	(9)	(56)
Provision for (recovery of) credit losses	(256)	(168)	125	(52)
Non-interest expense	423	538	257	(21)
Recovery of income taxes (teb)	(6)	(6)	(241)	–
Reported net income (loss)	112	249	(150)	(56)
Adjusted net income (loss)	(29)	210	(102)	(+100)

Corporate Services Provision for Credit Losses ($ millions)

For the year ended October 31	2013	2012	2011
Impaired real estate loan portfolio	(43)	19	28
Purchased credit impaired loans	(410)	(509)	–
Interest on impaired loans	48	44	15
Provision for (recovery of) credit losses, adjusted basis	(405)	(446)	43
Collective provision	(10)	3	86
Purchased performing loans	240	291	18
Provision for (recovery of) credit losses, reported basis	(175)	(152)	147
Average loans and acceptances	972	1,847	1,267
Year end loans and acceptances	526	1,314	1,846

As explained on page 45, BMO analyzes revenues on a teb basis at the client operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the table above.

Loans and acceptances at year end were $526 million, a reduction of $788 million from a year ago, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet ($ millions)

As at October 31	2013	2012	2011	2010	2009
Assets
Cash and interest bearing deposits with banks	32,601	26,282	25,656	20,554	13,295
Securities	134,981	128,324	122,115	123,399	110,813
Securities borrowed or purchased under resale agreements	39,799	47,011	37,970	28,102	36,006
Net loans and acceptances	279,095	253,835	238,885	176,643	167,829
Other assets	50,823	69,997	75,949	62,942	60,515
	537,299	525,449	500,575	411,640	388,458

As at October 31	2013	2012	2011	2010	2009
Liabilities and Shareholders’ Equity
Deposits	366,821	323,702	302,373	249,251	236,156
Other liabilities	134,538	167,102	164,197	135,933	126,719
Subordinated debt	3,996	4,093	5,348	3,776	4,236
Capital trust securities	463	462	821	800	1,150
Shareholders’ equity	30,409	28,655	26,353	21,880	20,197
Non-controlling interest in subsidiaries (1)	1,072	1,435	1,483	–	–
	537,299	525,449	500,575	411,640	388,458
(1)	Included in other liabilities under CGAAP.

Overview

Total assets increased $11.9 billion from the prior year to $537.3 billion. The increase was comprised of net loans and acceptances of $25.3 billion, securities of $6.7 billion and cash and interest bearing deposits with banks of $6.3 billion, partially offset by decreases of $19.2 billion in other assets and $7.2 billion in securities borrowed or purchased under resale agreements.

Liabilities and shareholders’ equity increased $11.9 billion. The increase was comprised of deposits of $43.1 billion and shareholders’ equity of $1.8 billion, partially offset by a decrease of $32.6 billion in other liabilities and a decrease of $0.4 billion in non-controlling interest in subsidiaries.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $6.3 billion to $32.6 billion in 2013, primarily reflecting an increase in balances held with the U.S. Federal Reserve due to U.S. deposit growth.

Securities ($ millions)

As at October 31	2013	2012	2011	2010	2009
Trading	75,159	70,109	69,925	71,710	59,071
Available-for-sale	53,067	56,382	51,426	50,543	50,257
Held-to-maturity	6,032	875	–	–	–
Other	723	958	764	1,146	1,485
	134,981	128,324	122,115	123,399	110,813

Securities increased $6.7 billion to $135.0 billion, primarily reflecting increases in held-to-maturity securities and trading securities, partially offset by a decrease in available-for-sale securities. The increase in trading securities is primarily related to client-driven activities in BMO Capital Markets. The increase in held-to-maturity securities reflects higher levels of supplemental liquid assets held to support contingent liability requirements. Supplemental liquid assets held in available-for-sale securities have declined from the prior year.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements decreased $7.2 billion to $39.8 billion, mainly due to lower levels of client-driven activities.

Loans and Acceptances ($ millions)

As at October 31	2013	2012	2011	2010	2009
Residential mortgages	99,328	87,870	81,075	48,715	45,524
Consumer instalment and other personal	63,640	61,436	59,445	51,159	45,824
Credit cards	7,870	7,814	8,038	3,308	2,574
Businesses and governments	101,450	90,402	84,883	68,338	68,169
Customers’ liability under acceptances	8,472	8,019	7,227	7,001	7,640
Gross loans and acceptances	280,760	255,541	240,668	178,521	169,731
Allowance for credit losses	(1,665)	(1,706)	(1,783)	(1,878)	(1,902)
Net loans and acceptances	279,095	253,835	238,885	176,643	167,829

Net loans and acceptances increased $25.3 billion to $279.1 billion, primarily due to an $11.0 billion increase in loans to businesses and governments across most operating groups and an $11.5 billion increase in residential mortgages in Canadian P&C. The remaining $2.8 billion increase includes an increase in consumer instalment and other personal loans, primarily due to growth in auto loans and home equity loans, and an increase in acceptances.

Table 11 on page 112 provides a comparative summary of loans by geographic location and product. Table 13 on page 113 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 84 and 85 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 137.

Other Assets

Other assets decreased $19.2 billion to $50.8 billion, primarily reflecting a $17.8 billion decrease in derivative financial instrument assets, largely due to declines in the fair value of interest rate contracts as a result of rising interest rates. The balance of other assets, which includes accounts receivable, prepaid expenses, tax receivable and pension assets, decreased $1.4 billion. Derivative instruments are detailed in Note 10 on page 147 of the financial statements.

Deposits ($ millions)

As at October 31	2013	2012	2011	2010	2009
Banks	20,591	18,102	20,877	19,435	22,973
Businesses and governments	220,798	186,570	159,209	130,773	113,738
Individuals	125,432	119,030	122,287	99,043	99,445
	366,821	323,702	302,373	249,251	236,156

Deposits increased $43.1 billion to $366.8 billion. The increase was largely driven by a $34.2 billion increase in deposits by businesses and governments, reflecting higher levels of wholesale and customer deposits. Deposits by individuals increased $6.4 billion, primarily in Canada, while deposits by banks increased $2.5 billion, primarily reflecting higher levels of wholesale deposits. Further details on the composition of deposits are provided in Note 15 on page 158 of the financial statements and in the Liquidity and Funding Risk section on page 92.

Other Liabilities

Other liabilities decreased $32.6 billion to $134.5 billion, primarily driven by a decrease of $16.8 billion in derivatives, a decrease of $10.9 billion in securities lent or sold under repurchase agreements related to client-driven activities, and a decrease of $1.0 billion in securities sold but not yet purchased. Further details on the composition of other liabilities are provided in Note 16 on page 159 of the financial statements.

All 2010 and prior data is based on CGAAP in this section.

60	BMO Financial Group 196th Annual Report 2013

Subordinated Debt

Subordinated debt decreased $0.1 billion. Further details on the composition of subordinated debt are provided in Note 17 on page 160 of the financial statements.

Shareholders’ Equity

Shareholders’ equity increased $1.8 billion to $30.4 billion, reflecting growth in retained earnings. BMO’s Dividend Reinvestment and Share

Purchase Plan is described in the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in Equity on page 128 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 163 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found below.

All 2010 and prior data is based on CGAAP in this section.

Enterprise-Wide Capital Management

As discussed below, BMO’s Basel III Common Equity Tier 1 Ratio of 9.9% is strong, and in excess of regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our targeted credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor, investor and regulatory confidence while also building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of our Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering our ICAAP and in conjunction with our annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements and the availability of capital. Regulatory and economic capital adequacy is assessed by comparing capital supply (the amount of capital available to support risks) to capital demand (the capital required to support the risks arising from our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business levels. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

BMO uses a combination of regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating our capital supply to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities is held in Corporate Services.

For further discussion of the risks that arise from our business activities, refer to the Enterprise-Wide Risk Management section on page 77.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including our capital management corporate policy framework, capital plan and capital adequacy assessments. The board regularly reviews BMO’s capital position, key capital management activities and, with the Risk Review Committee, the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review and discussion of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital, risk management and the ICAAP.

Risk-Weighted Asset Approaches

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio, and the Standardized Approach to determine operational risk RWA. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. BMO’s market risk RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements. It utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default and exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

Under the Standardized Approach, operational risk capital requirements are based on the size and type of our lines of business. As defined under Basel rules adopted by the Office of the Superintendent of Financial Institutions Canada (OSFI), gross income serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel framework to determine its operational risk capital requirement. The table that follows provides a breakdown of our RWA by risk type.

Risk-Weighted Assets ($ millions)

As at October 31	2013 (Basel III)	2012 (Basel II)
Credit risk	179,289	171,955
Market risk	9,154	7,598
Operational risk	26,651	25,677
Total RWA	215,094	205,230

2013 Regulatory Capital Review

Effective the first quarter of 2013, regulatory capital requirements for BMO are determined on a Basel III basis. In 2013, the minimum Basel III capital ratios proposed by the Basel Committee on Banking Supervision (BCBS) were a 3.5% Common Equity Tier 1 (CET1) Ratio, 4.5% Tier 1 Capital Ratio and 8% Total Capital Ratio, such ratios being calculated using a five-year transitional phase-in of regulatory adjustments and a nine-year transitional phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, guidance issued by OSFI (also referred to as the “all-in” requirements) required Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital instruments, and expected them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% Capital Conservation Buffer) by January 31, 2013.

BCBS has released a framework for the determination of additional capital requirements for domestic systemically important banks (D-SIBs). In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as D-SIBs. The D-SIBs will be subject to continued enhanced supervision and disclosure and, commencing on January 1, 2016, will be required to hold an additional 1% CET1 capital buffer as part of an increased Capital Conservation Buffer. No Canadian banks are currently considered to be globally systemically important.

The fully implemented Basel III requirements and the OSFI “all-in” Basel III requirements are summarized in the following table.

Regulatory Requirements (% of Risk-Weighted Assets)

	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated 2019 minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer (2) (effective January 1, 2013)	2.5	2.5	2.5	na
Plus: D-SIB Common Equity capital buffer (effective January 1, 2016)	1.0	1.0	1.0	na
OSFI Basel III effective requirements (4)	8.0	9.5	11.5	3.0
(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 2.5% Capital Conservation Buffer that can absorb losses during periods of stress. The Capital Conservation Buffer for BMO will increase to 3.5% CET1 due to the addition of the D-SIB buffer. If a bank’s capital ratios fall within the range of this buffer, restrictions on discretionary distributions of earnings (such as dividends, equity repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	The Capital Conservation Buffer does not include the counter-cyclical capital buffer of up to 2.5% of CET1, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer is effectively combined with the Capital Conservation Buffer.
(3)	A 3% minimum Leverage Ratio has been proposed by the BCBS. It will be subject to monitoring and analysis during a four-year parallel run test period, which began on January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018. OSFI currently monitors bank leverage using the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III Leverage Ratio is based on Tier 1 capital.
(4)	OSFI’s Basel III “effective requirements” are the capital requirements systemically important Canadian banks must meet in 2016 to avoid being subject to restrictions on discretionary distributions of earnings.

na – not applicable

Common equity is the most permanent form of capital. Under Basel III, CET1 is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and certain other items. Additional Tier 1 capital primarily consists of preferred shares and innovative hybrid instruments, less certain regulatory deductions. Tier 1 capital is comprised of CET1 and Additional Tier 1 capital.

Our Basel III CET1 and Tier 1 capital were $21.2 billion and $24.6 billion, respectively, at October 31, 2013, up from the pro-forma estimates of $19.3 billion and $23.2 billion, respectively, at October 31, 2012. Basel III CET1 capital increased due to retained earnings growth, increases to accumulated other comprehensive income, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partially offset by the purchase and cancellation of shares under BMO’s share repurchase program and payment of dividends. Pro-forma estimates of Basel III capital amounts and ratios have not been updated to reflect the Basel III rules set out in OSFI’s Capital Adequacy Requirements Guideline released in December 2012. The increase in Tier 1 capital from the October 31, 2012 pro-forma estimate, was attributable to the growth in CET1 capital, partially offset by the redemption of preferred shares, as outlined below in the Capital Management Activities section.

Total capital includes Tier 1 and Tier 2 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses, less certain regulatory deductions. Basel III Total capital was $29.5 billion at October 31, 2013, up from the pro-forma estimate of $28.5 billion at October 31, 2012, attributable to the growth in Tier 1 capital mentioned above, partially offset by the phase-out of Tier 2 instruments that no longer qualify as capital under Basel III, as mentioned above and further explained below.

The Basel III Common Equity Tier 1 Ratio reflects Basel III CET1 capital divided by RWA.

The Basel III Tier 1 Capital Ratio reflects Basel III Tier 1 capital divided by RWA.

The Basel III Total Capital Ratio reflects Basel III Total capital divided by RWA.

62	BMO Financial Group 196th Annual Report 2013

The Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by Total capital, calculated on a transitional basis.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified deductions. The BCBS has proposed that it be disclosed in 2015 and that it should be in effect in 2018.

Basel III Regulatory Capital ($ millions)

As at October 31	All-in 2013 (1)	Transitional 2013 (2)
Gross Common Equity (3)	28,144	28,144
Regulatory adjustments applied to Common Equity	(6,917)	9
Common Equity Tier 1 capital (CET1)	21,227	28,153
Additional Tier 1 eligible capital (4)	3,781	3,781
Regulatory adjustments applied to Tier 1	(409)	(3,781)
Additional Tier 1 capital (AT1)	3,372	–
Tier 1 capital (T1 = CET1 + AT1)	24,599	28,153
Tier 2 eligible capital (5)	4,951	4,951
Regulatory adjustments applied to Tier 2	(50)	(13)
Tier 2 capital (T2)	4,901	4,938
Total capital (TC = T1 + T2)	29,500	33,091
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 eligible capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Tier 2 eligible capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

BMO’s Basel III capital ratios are strong and exceed OSFI’s requirements for large Canadian banks, including the 1% D-SIB CET1 capital buffer to be implemented in 2016, positioning us well as we continue to execute our growth strategy. Our Basel III CET1 Ratio was 9.9% at October 31, 2013, compared to a pro-forma estimate of 8.7% at October 31, 2012. The pro-forma estimate of our CET1 Ratio at October 31, 2012 reflected an estimate of the full Credit Valuation Adjustment (CVA) risk capital charge, implementation of which was subsequently delayed during 2013, and which is being phased in commencing in 2014 as explained below. The Basel III CET1 Ratio increased 120 basis points from the pro-forma estimate at the end of fiscal 2012 primarily due to higher CET1, as described above, but the delayed implementation of the CVA risk capital charge has increased our October 31, 2013 CET1 Ratio by approximately 30 basis points.

Our Basel III Tier 1 Capital Ratio and Total Capital Ratio were 11.4% and 13.7%, respectively, at October 31, 2013, compared to 10.5% and 12.9%, respectively, on a pro-forma basis at October 31, 2012. The Basel III Tier 1 Capital Ratio increased 90 basis points from the pro-forma estimate at the end of fiscal 2012 and the Basel III Total Capital Ratio was up 80 basis points, in both cases due primarily to higher CET1.

BMO’s Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, was 15.6 at October 31, 2013, up from 15.2 at October 31, 2012, on a pro-forma Basel III basis, primarily due to adjusted asset growth, partly offset by higher CET1. The multiple remains well below the maximum permitted by OSFI. OSFI has indicated that it intends to adopt the Basel III Leverage Ratio, which is scheduled for ongoing disclosure in 2015 and to become a required minimum ratio (currently proposed to be a 3% minimum requirement) in 2018. If the Basel III Leverage Ratio was in force at the end of Q4 2013, BMO expects that it would have a Leverage Ratio comfortably in excess of the 3% minimum requirement. As such, BMO plans to comply with the Basel III Leverage Ratio by continuing to manage its leverage in keeping with past practices.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. As discussed in the Provision for Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, although they do not attract tax until realized. The combination of these foreign exchange gains and losses, along with the impact of foreign exchange fluctuations on U.S.-dollar-denominated RWA and on U.S.-dollar-denominated regulatory capital deductions, creates potential volatility in BMO’s capital ratios. BMO may, as discussed in the Provision for Income Taxes section, partially hedge this foreign exchange risk by funding its foreign investments in U.S. dollars. Alternatively, to reduce the impact of foreign exchange rate changes on BMO’s capital ratios, BMO may enter into derivatives that create an offset to such foreign exchange-driven volatility or elect to fund those U.S. dollar investments in Canadian dollars.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to provide subsidiaries and their parent entities with access to capital and funding to support their ongoing operations under both normal and stressed conditions.

OSFI’s Basel III capital rules include rules to implement the BCBS guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, a bank’s non-common share capital instruments must provide that they can be converted into CET1 in the event OSFI determines that it is non-viable and that either its rescue is in the public interest (in which case NVCC investors will bear losses before taxpayers) or conversion is reasonably likely to restore the bank to viability. All non-common instruments issued after December 31, 2012, must meet these NVCC requirements to qualify as regulatory capital.

OSFI’s Basel III rules provide guidance on the treatment of non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements. Instruments that do not meet Basel III requirements are subject to grandfathering provisions, requiring that they be phased out over a nine-year period that began on January 1, 2013, at which point their recognition as regulatory capital was capped at 90% of their total value as at that date. The cap reduces by one-tenth in each subsequent year. Under Basel III, BMO’s existing preferred shares, innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments do not

BMO Financial Group 196th Annual Report 2013	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

qualify as regulatory capital and are being phased out as discussed above. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments due to a regulatory capital event. BMO currently does not expect to redeem any outstanding regulatory capital instruments through a regulatory capital event.

A number of other potential regulatory changes are still pending. For example, OSFI may implement a “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by the portion of its investments in subsidiaries that are not considered available to protect the parent bank creditors under exceptional circumstances. These changes could affect the amount of capital that we hold or are required to hold, or the attractiveness of certain investments in subsidiaries. We cannot forecast the timing or the consequences of such potential changes.

In addition, in 2014, certain other changes will impact our regulatory capital. In a letter dated August 21, 2013, OSFI advised banks that it will begin phasing in the CVA risk capital charge for Canadian banks in the first quarter of 2014. The CVA risk capital charge applicable to BMO’s CET1 during fiscal 2014 will be 57% of the fully implemented charge, and this will increase each year until it reaches 100% by 2019. BMO estimates that its Basel III CET1 Ratio at October 31, 2013, would have been reduced by approximately 20 basis points if the CVA risk capital charge (at 57% of the fully implemented charge) for 2014 was in effect on such date.

As discussed in Note 1 on page 130 of the financial statements, effective November 1, 2013, BMO adopted International Accounting Standard 19R Employee Benefits. If we had adopted this standard for October 31, 2013, our Basel III CET1 Ratio at October 31, 2013, would have been reduced by less than 5 basis points.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon. Economic capital is a key element of our risk-based capital management and ICAAP framework.

Economic Capital and RWA by Operating Group and Risk Type

As at October 31, 2013

Capital Management Activities

On December 4, 2012, we announced our intention, and subsequently obtained the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid (NCIB) to purchase up to 15 million of BMO’s common shares on the TSX for the purpose of cancellation. During fiscal 2013, we purchased 10.7 million shares under BMO’s NCIB share repurchase program. The current NCIB is set to expire on January 31, 2014.

On December 3, 2013, BMO announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a new NCIB for up to 15 million of its common shares, commencing on or about February 1, 2014, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

BMO issued 4.1 million shares during 2013 through the DRIP and the exercise of stock options. On February 25, 2013, we redeemed all of our $200 million Non-cumulative Class B Preferred shares, Series 5. On April 30, 2013, we redeemed all of the US$250 million Non-cumulative perpetual exchangeable Preferred shares, Series A issued by Harris Preferred Capital Corporation.

On July 22, 2013, we announced that we did not intend to exercise our right to redeem our $300 million Non-cumulative 5-Year rate reset Class B Preferred shares, Series 16 (Series 16 Preferred shares). As a result, the holders of the Series 16 Preferred shares had the right, at their option, to convert all or part of their Series 16 Preferred shares on a one-for-one basis into Non-cumulative Floating Rate Class B Preferred shares, Series 17 (Series 17 Preferred shares). As a result, approximately 6.3 million Series 16 Preferred shares and approximately 5.7 million Series 17 Preferred shares will be outstanding for the five-year period commencing on August 26, 2013.

Further details are provided in Notes 17, 18 and 20 on pages 160, 161 and 163 of the financial statements.

64	BMO Financial Group 196th Annual Report 2013

Outstanding Shares and Securities Convertible into Common Shares

As at November 27, 2013	Number of shares or dollar amount (in millions)	Dividends declared per share
		2013	2012	2011
Common shares	644	$2.94	$2.82	$2.80
Class B Preferred shares
Series 5 (1)	–	–	$1.33	$1.33
Series 13	$350	$1.13	$1.13	$1.13
Series 14	$250	$1.31	$1.31	$1.31
Series 15	$250	$1.45	$1.45	$1.45
Series 16 (2)	$157	$1.19	$1.30	$1.30
Series 17 (2)	$143	$0.17	–	–
Series 18	$150	$1.63	$1.63	$1.63
Series 21	$275	$1.63	$1.63	$1.63
Series 23	$400	$1.35	$1.35	$1.35
Series 25	$290	$0.98	$0.98	$0.69
Convertible into common shares:
Class B Preferred shares
Series 10 (3)	–	–	US$0.37	US$1.49
Stock options
– vested	7.1
– non-vested	7.7
(1)	Redeemed in February 2013.
(2)	In August 2013, approximately 5.7 million Series 16 Preferred shares were converted into Series 17 Preferred shares on a one-for-one basis.
(3)	Redeemed in February 2012.

Note 20 on page 163 of the financial statements includes details on share capital.

Dividends

Dividends declared per common share in fiscal 2013 totalled $2.94. Annual dividends declared represented 47% of net income and adjusted net income available to common shareholders on a last twelve months basis. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends, based on adjusted earnings over the last twelve months) is 40-50%, which is consistent with our objective of maintaining flexibility to execute on our growth strategies and takes into consideration the higher capital expectations resulting from the Basel III rules. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

At year end, BMO’s common shares provided a 4.0% annual dividend yield based on the year-end closing share price and dividends declared in the last four quarters. On December 3, 2013, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.76 per share, up $0.02 from the prior quarter and up $0.04 from a year ago. The dividend is payable on February 26, 2014 to shareholders of record on February 3, 2014.

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the DRIP. In the first three quarters of 2013, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury. Commencing with the dividend paid in the fourth quarter of 2013, common shares to supply the DRIP were purchased on the open market. BMO may elect to revert to treasury issuances at its discretion by providing notice to shareholders before the dividends are paid.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force of the FSB are located is provided on page 75.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.

Consumer Loans

In the United States, mortgage loans and home equity products are underwritten to conservative standards relative to credit scores and loan to value ratios and capacity assessment is generally based upon documented and verifiable income. Non-traditional mortgage programs such as interest-only mortgages were discontinued at the onset of the recent economic downturn and account for less than 1% of the U.S. mortgage portfolio. Indirect lending (primarily auto loans) is also predicated upon strong underwriting criteria and leverages a well-managed dealer network across a diverse geographic footprint.

In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.2% of our total assets, with $6.5 billion outstanding at October 31, 2013, up approximately $0.7 billion from a year ago. Of this amount, $82 million or 1.3% of leveraged finance loans were classified as impaired ($152 million or 2.6% in 2012).

Monoline Insurers and Credit Derivative Product Companies

At October 31, 2013, BMO’s direct exposure to companies that specialize in providing default protection was winding down and amounted to $10 million of the mark-to-market value of counterparty derivatives ($25 million in 2012). The cumulative adjustment for counterparty credit risk recorded against these exposures was $nil ($6 million in 2012).

Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $53 million in 2013 and $38 million in 2012.

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada provide our customers with access to financing either directly from BMO or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets into these vehicles, which then issue ABCP to either investors or BMO to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any losses realized on the assets.

Our exposure to potential losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide to ABCP purchased by investors. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

Two of these customer securitization vehicles are funded in the market, while a third is funded directly by BMO. BMO consolidates the assets of the customer securitization vehicles that BMO is deemed to control. Further information on the consolidation of customer securitization vehicles is provided in Note 9 on page 145 of the financial statements. There were no mortgage loans with subprime or Alt-A characteristics held in any of the customer securitization vehicles at year end. No losses have been recorded on any of BMO’s exposures to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $13 million at October 31, 2013 ($20 million in 2012).

BMO provided liquidity support facilities to the market-funded vehicles totalling $3.9 billion at October 31, 2013 ($3.7 billion in 2012). This amount comprised part of other credit instruments outlined in Note 5 on page 141 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile-related receivables and Canadian insured residential mortgages. These two asset classes represent 77% (83% in 2012) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 47 (57 in 2012) individual securitization transactions with an average facility size of US$94 million (US$73 million in 2012). The size of the pools ranged from US$2 million to US$500 million at October 31, 2013. There were no residential mortgages classified as subprime or Alt-A held in this ABCP multi-seller vehicle.

Approximately 49% of the vehicle’s commitments have been rated by Moody’s or S&P, and 52% of those are rated A or higher. The vehicle holds exposures secured by a variety of asset classes, including mid- market corporate loans, commercial real estate and auto loans.

The vehicle had US$3.4 billion of commercial paper outstanding at October 31, 2013 (US$3.1 billion in 2012). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, with the undrawn amount totalling US$4.5 billion at October 31, 2013 (US$4.1 billion in 2012).

Credit Protection Vehicle

We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that has exposure to tranches of diversified corporate credits, each of which has the benefit of first-loss protection. We consolidate Apex under IFRS. Seven tranches matured in 2013 without loss. The two remaining tranches have notional amounts totalling $7.8 billion and significant first-loss protection, ranging from 12% to 28% of the notional exposures, with a weighted average of 25%. The longest-dated tranche matures in 2016 and has first-loss protection of 28%. Approximately 65% of the corporate credits are rated investment grade. Apex has $1.4 billion of notes outstanding (Apex Notes), with $1.05 billion having an expected maturity date in the first quarter of 2014 and the remainder in 2016. BMO has hedged its exposure to its holdings of Apex Notes. BMO has entered into credit default swap contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with Apex.

Given the level of first-loss protection supporting the tranches, the hedges in place on BMO’s Apex Note holdings and the protection provided by third-party noteholders, BMO is extremely well protected from losses in relation to Apex.

Structured Investment Vehicle

In 2013, we provided senior funding through a loan facility to a London-managed BMO structured investment vehicle (SIV), Links Finance Corporation (Links). We consolidated the SIV under IFRS. Our exposure to potential losses in the SIV related to the loan facility that was put in place in order to fund the repayment of its senior notes and to allow for the orderly sale of its assets. In the third quarter of 2013, our loan facility was repaid in full. In the fourth quarter, all of the remaining assets of the SIV were sold. Links is currently in the process of being wound up.

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CLOs, all of which are in run-off mode. The underlying securities consist of a wide range of corporate assets. Unhedged exposures to CLOs totalled $278 million and had credit ratings of AA- to AAA at year end. Hedged CLO exposures of $571 million had a carrying value of $560 million at year end, with $11 million recoverable on associated hedges with a monoline insurer that is rated A3 by Moody’s.

The portfolio also contains a credit default swap (CDS) transaction referencing CDO instruments where we do not hold the underlying derivative asset. The CDS protection outstanding is on a notional amount of $500 million, and had a carrying value of ($2) million at year end.

66	BMO Financial Group 196th Annual Report 2013

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at October 31, 2013, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million.

The first table outlines total gross and net portfolio exposures for lending, securities (inclusive of credit default swap (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 20 to 22 on pages 119 and 120.

For greater clarity, BMO’s CDS exposures in Europe are outlined separately in the second table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008.

European Exposure by Country and Counterparty (9) (Canadian $ in millions)

As at October 31, 2013	Lending (1)		Securities (2)		Repo-style transactions (3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (5)	–	–	26	–	27	1	33	4	86	5
Italy	2	2	196	–	54	–	5	1	257	3
Portugal	–	–	130	–	–	–	–	–	130	–
Spain	77	77	125	–	–	–	7	1	209	78
Total – GIIPS (6)	79	79	477	–	81	1	45	6	682	86
Eurozone (excluding GIIPS)
France	22	22	634	494	2,966	9	190	45	3,812	570
Germany	21	21	1,660	1,347	1,098	2	54	30	2,833	1,400
Netherlands	338	163	811	737	1,112	4	52	15	2,313	919
Other (7)	421	256	340	201	23	2	62	13	846	472
Total – Eurozone (excluding GIIPS) (8)	802	462	3,445	2,779	5,199	17	358	103	9,804	3,361
Rest of Europe
Denmark	15	15	1,126	1,124	69	–	7	7	1,217	1,146
Norway	16	16	1,250	1,250	–	–	–	–	1,266	1,266
Sweden	121	64	280	276	111	–	1	–	513	340
Switzerland	546	163	48	–	330	7	3	19	927	189
United Kingdom	485	222	365	122	3,534	50	251	89	4,635	483
Other (7)	476	476	341	–	–	–	–	–	817	476
Total – Rest of Europe (8)	1,659	956	3,410	2,772	4,044	57	262	115	9,375	3,900
Total – All of Europe	2,540	1,497	7,332	5,551	9,324	75	665	224	19,861	7,347

As at October 31, 2012	Lending (1)		Securities (2)		Repo-style transactions (3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total – GIIPS	116	69	500	–	242	8	69	6	927	83
Total – Eurozone (excluding GIIPS)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Total – Rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total – All of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

Note: Further breakdown by country and counterparty is provided in Tables 20 to 22 on pages 119 to 120.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities includes cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.0 billion as at October 31, 2013.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $86 million as at October 31, 2013.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $86 million, with no unfunded commitments as at October 31, 2013.
(7)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and Russian Federation.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) as at October 31, 2013, totalled approximately $3.4 billion, of which 79% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 83% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.9 billion, of which 64% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Other exposures (including indirect exposures) not included in the tables as at October 31, 2013:
•	BMO also has exposure to entities in a number of European countries through our credit protection vehicle and U.S customer securitization vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
–	BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on page 66 in the Credit Protection Vehicle section, this structure has first-loss protection and hedges are in place.
–	The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 3.9%, of its total notional exposure. The credit protection vehicle had notional exposure to five of the other 12 countries that share the euro currency. This exposure represented 12% of total notional exposure, of which 87% was rated investment grade by both S&P and Moody’s. The notional exposure to the rest of Europe was 14% of total notional exposure, with 77% rated investment grade by S&P (68% by Moody’s). The vehicle benefits from significant risk loss protection and as a result residual credit risk is very low.
–	BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.29% represents loans or securities originated by entities in Europe. At year end, exposure to Luxembourg was the largest component at 0.10%. Exposure to Spain was approximately 0.06%, and there was no exposure to Italy, Ireland, Greece or Portugal.
•	BMO has exposure to European supranational institutions totalling $0.4 billion, predominantly in the form of tradeable cash products.
•	BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €413 million in securities issued by entities in European countries, of which €3.5 million was held in securities related to GIIPS and €288 million was in French securities. In addition, €323 million of cash collateral was also held at October 31, 2013.
•	Indirect exposure by way of guarantees from entities in European countries totalled $558.6 million, of which $5 million was exposure to GIIPS, $250.8 million to the other Eurozone countries and $302.8 million to the rest of Europe.

BMO Financial Group 196th Annual Report 2013	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

As at October 31, 2013	Fair value							Notional
	Purchased			Written				Purchased			Written
Country	Investment grade	Non-Investment grade	Total	Investment grade	Non-Investment grade	Total	Total exposure	Investment grade	Non-Investment grade	Total	Investment grade	Non-Investment grade	Total	Total exposure
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Ireland (5)	1	–	1	(1)	–	(1)	–	(24)	–	(24)	24	–	24	–
Italy	2	–	2	(2)	–	(2)	–	(188)	–	(188)	188	–	188	–
Portugal	8	–	8	(8)	–	(8)	–	(120)	–	(120)	120	–	120	–
Spain	1	–	1	(1)	–	(1)	–	(132)	–	(132)	132	–	132	–
Total – GIIPS	12	–	12	(12)	–	(12)	–	(464)	–	(464)	464	–	464	–
Eurozone (excluding GIIPS)
France	(2)	–	(2)	1	–	1	(1)	(169)	–	(169)	140	–	140	(29)
Germany	(3)	–	(3)	2	–	2	(1)	(358)	–	(358)	332	–	332	(26)
Netherlands	–	–	–	–	–	–	–	(78)	–	(78)	59	14	73	(5)
Other (7)	(1)	–	(1)	1	–	1	–	(130)	–	(130)	130	–	130	–
Total – Eurozone (excluding GIIPS)	(6)	–	(6)	4	–	4	(2)	(735)	–	(735)	661	14	675	(60)
Rest of Europe
Denmark	–	–	–	–	–	–	–	(2)	–	(2)	2	–	2	–
Norway	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Sweden	–	–	–	–	–	–	–	(4)	–	(4)	4	–	4	–
Switzerland	(3)	–	(3)	1	–	1	(2)	(286)	–	(286)	61	–	61	(225)
United Kingdom	–	–	–	2	–	2	2	(273)	–	(273)	245	14	259	(14)
Other (7)	–	–	–	(1)	–	(1)	(1)	(330)	–	(330)	322	7	329	(1)
Total – Rest of Europe	(3)	–	(3)	2	–	2	(1)	(895)	–	(895)	634	21	655	(240)
Total – All of Europe	3	–	3	(6)	–	(6)	(3)	(2,094)	–	(2,094)	1,759	35	1,794	(300)

As at October 31, 2012	Fair value					Notional
	Purchased		Written			Purchased			Written
Country	Investment grade	Non-Investment grade	Investment grade	Non-Investment grade	Total exposure	Investment grade	Non-Investment grade	Total	Investment grade	Non-Investment grade	Total	Total exposure
Total – GIIPS	30	–	(31)	–	(1)	(517)	–	(517)	511	5	516	(1)
Total – Eurozone (excluding GIIPS)	(1)	–	1	–	–	(1,041)	–	(1,041)	998	13	1,011	(30)
Total – Rest of Europe	2	–	(1)	–	1	(1,273)	(25)	(1,298)	1,053	20	1,073	(225)
Total – All of Europe	31	–	(31)	–	–	(2,831)	(25)	(2,856)	2,562	38	2,600	(256)

Refer to footnotes in the table above.

–	All purchased and written exposures are with bank counterparties.
–	28% of purchased and 37% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond with a maturity of up to 30 years is deliverable against the contract.
–	72% of purchased and 63% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to maturities of up to 60 months for restructured obligations and 30 months for all other obligations.
–	Table excludes $28 million of iTraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (20%), Eurozone (excluding GIIPS) (44%) and rest of Europe (36%).

68	BMO Financial Group 196th Annual Report 2013

U.S. Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Dodd-Frank Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, is currently in proposed form. The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

In addition, under the Dodd-Frank Act, most over-the-counter derivatives are now subject to a comprehensive regulatory regime. Certain derivatives are now required to be centrally cleared, traded on an exchange and are subject to reporting and business conduct requirements. Capital and margin requirements relating to derivatives are currently being considered by U.S. and international regulators.

The Consumer Financial Protection Bureau, which enforces U.S. federal consumer finance laws, has stated that it will closely scrutinize indirect auto lenders to focus on compliance, including with fair lending laws.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting.

The U.S. federal banking agencies have issued a proposal that would implement in the U.S. the Basel III liquidity coverage ratio (LCR). The LCR requires banking organizations to maintain high-quality liquid assets in an amount sufficient to withstand a standardized liquidity stress scenario. The proposed effective date is January 1, 2015, when a two-year phase-in period would commence. The proposal is subject to a public comment period that is scheduled to close January 31, 2014.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

As a bank holding company with total consolidated assets of US$50 billion or more, our U.S. subsidiary BMO Financial Corp. (BFC) was subject to the Capital Plan Review (CapPR) rules and processes in fiscal 2013, under which BFC participated in an annual stress testing and capital planning exercise conducted by the FRB. BFC was required to demonstrate an ability to maintain a Tier 1 Common Ratio(1) of 5% or more and meet or exceed minimum required capital ratios, after considering its planned capital actions under a company-developed adverse scenario and a supervisory-prescribed severely adverse scenario. Pursuant to these requirements, BFC submitted a two-year capital plan to the FRB in January 2013. The FRB informed BFC in March 2013 that it did not object to the capital actions contained within BFC’s 2013 capital plan. BFC’s wholly owned principal banking subsidiary, BMO Harris Bank N.A. (BHB), was subject to similar capital planning requirements by the Office of the Comptroller of the Currency (OCC).

In fiscal 2014, BFC will be subject to the FRB’s annual Comprehensive Capital Analysis and Review (CCAR) and mid-year Dodd-Frank Act (DFAST) stress testing rules and processes, while BHB will be subject to the OCC’s DFAST annual and mid-year stress testing requirements. CCAR requirements are expected to be more stringent than CapPR, and will continue to require BFC to demonstrate an ability to meet the applicable minimum capital requirements, including a Basel I Tier 1 Common Ratio of 5% and the transitional U.S. Basel III Capital Ratio requirements in effect in 2015, including a 4.5% Common Equity Tier 1 Ratio1. Similar to the CapPR process, the capital plan BFC submits in January 2014 will be subject to supervisory review, and a decision on whether the planned capital actions contained in its 2014 capital plan are approved is expected by March 31, 2014; however, unlike the results of the CapPR process, the FRB will disclose its own CCAR stress test results for BFC under its supervisory adverse and severely adverse scenarios. In addition, BFC and BHB are also required to disclose the results of their testing under the supervisory scenarios in March 2014. Under the DFAST rules, BFC and BHB are required to execute mid-year company-run stress tests commencing in 2014. BFC and BHB are expected to develop baseline, adverse and severely adverse scenarios, submit the stress test results to the FRB and the OCC in July 2014, and disclose them in September 2014.

In July 2013, U.S. regulators finalized comprehensive changes to U.S. capital requirements by adopting the Basel III risk-based capital standards. The U.S. Basel III rules will be effective for BFC and BHB on January 1, 2015. BFC and BHB will be subject to the rules on U.S. Basel III capital and the standardized approach to risk-weighting assets, and have initiated activities to implement these rules. BFC and BHB are well-capitalized – they expect that their 2014 capital plan will meet the CCAR and DFAST requirements and are well-positioned to transition to the new U.S. Basel III capital requirements by January 2015.

(1)	Tier 1 Common Ratio is defined as the ratio of Tier 1 Common Capital to total risk-weighted assets under U.S. Basel I rules, while the Common Equity Tier 1 Ratio is the equivalent ratio under U.S. Basel III rules.

Caution

This U.S. Regulatory Developments section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 196th Annual Report 2013	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $90 billion at October 31, 2013 ($74 billion in 2012). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse and collateralization provisions. Further information on these instruments can be found in Note 5 on page 141 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Special Purpose Entities (SPEs)

Our interests in SPEs are discussed primarily on page 66 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicle sections and in Note 9 on page 145 of the financial statements. Under IFRS, we consolidate all of our SPEs and capital and funding trusts, except for certain Canadian customer securitization and structured finance vehicles.

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps, as well as indemnification agreements).

The maximum amount payable by BMO in relation to these guarantees was $31 billion at October 31, 2013 ($40 billion in 2012). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 144 of the financial statements.

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; purchased loans; acquired deposits; financial instruments measured at fair value; consolidation of special purpose entities (SPEs); pension and other employee future benefits; impairment of securities; income taxes; goodwill and intangible assets; insurance-related liabilities; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SPEs. These judgments are discussed in Notes 8 and 9, respectively, on page 145 of the financial statements. Note 29 on page 178 of the financial statements discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 130 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past

10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 0.90% in 2009 to a low of 0.10% in 2004.

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2013, our provision for credit losses would range from $2,395 million to $266 million. Our provision for credit losses in 2013 was $589 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk on page 82 as well as in Note 4 on page 137 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (PCI loans), both of which were recorded at fair value at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the

70	BMO Financial Group 196th Annual Report 2013

discount rate to be applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the term of a loan.

The purchased performing loans are subject to the credit review processes applied to loans we originate.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at the date of acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate to be applied to the cash flows. Estimating the timing and amount of cash flows requires significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Financial Instruments Measured at Fair Value

BMO records certain securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2013, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 29 on page 178 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, administrative costs and other items including closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.

Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments ($ millions)

As at October 31	2013	2012
Credit risk	49	110
Liquidity risk	48	28
Administrative costs	11	11
Other	3	3
	111	152

Valuation adjustments made to model estimates to arrive at fair value were lower in 2013 than in 2012. The decrease in the adjustment for credit risk was primarily due to significantly higher swap rates in Canada and the United States, coupled with narrower relative credit spreads between our counterparties and BMO. The increase in liquidity risk was due to larger independent valuation adjustments from VPC.

Consolidation of Special Purpose Entities

In the normal course of business, BMO enters into arrangements with SPEs. We are required to consolidate SPEs if we determine that we control the SPEs.

We control the vehicle and therefore we consolidate its results when the activities of the SPE are being conducted on our behalf and we receive the benefits, when we have the decision-making power or we retain the residual or ownership risks related to the SPE or its assets.

Additional information concerning BMO’s involvement with SPEs is included on page 66 as well as in Note 9 on page 145 of the financial statements.

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 167 of the financial statements.

BMO Financial Group 196th Annual Report 2013	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as either available-for-sale securities, held-to-maturity or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

At the end of 2013, there were total unrealized losses of $96 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $5 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

Additional information regarding our accounting for available-for-sale securities, held-to-maturity securities and other securities and the determination of fair value is included in Note 3 on page 134 of the financial statements.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Public discussions concerning U.S. legislation suggest that it is possible that corporate income tax rates may be reduced during BMO’s fiscal year ending October 31, 2014. If corporate tax rates were to be reduced, this would result in a reduction of the deferred tax asset and a charge to the provision for income taxes. A 1% reduction in the U.S. federal corporate tax rate from 35% to 34% would result in a decrease in our deferred tax asset of approximately $60 million and a corresponding reduction in net income. As deferred tax assets are deducted from BMO’s CET1 ratio or capitalized as a risk-weighted asset, any such decrease in deferred tax assets will wholly or partly offset the deterioration in our CET1 ratio which would otherwise result from such reduced net income. Any reduction in the U.S. federal corporate tax rate would be expected to increase net income from our U.S. operations in future periods.

Additional information regarding our accounting for income taxes is included in Note 24 on page 171 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each business unit to verify that the recoverable amount of the business unit is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the business unit, a more detailed goodwill impairment assessment would have to be undertaken. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in 2013 and 2012. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2013, the estimated fair value of each of our business units was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2013 and 2012. Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 156 of the financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and accordingly may affect the valuation of policy benefit liabilities. If the assumed yield were to increase by one percentage point, net income would increase by approximately $81 million. A reduction of one percentage point would lower net income by approximately $66 million.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts required. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 28 on page 177 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

72	BMO Financial Group 196th Annual Report 2013

Changes in Accounting Policies in 2013

There were no changes in accounting policies in 2013.

Future Changes in Accounting Policies

BMO monitors the potential changes to IFRS proposed by the International Accounting Standards Board (IASB) and analyzes the effect that any such changes to the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards that will be effective for BMO in the future are described in Note 1 on page 130 of the financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank.

Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 on page 177 of the financial statements. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a subsidy on annual credit card fees.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2013, by Bank of Montreal’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2013, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Bank of Montreal.

Bank of Montreal’s internal control over financial reporting includes policies and procedures designed to provide reasonable assurance that: records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Bank of Montreal; transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable; receipts and expenditures of Bank of Montreal are being made only in accordance with authorizations by management and directors of Bank of Montreal;

and unauthorized acquisition, use or disposition of Bank of Montreal’s assets that could have a material effect on the financial statements are prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Bank of Montreal’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

The Committee of Sponsoring Organizations of the Treadway Commission recently released its updated Internal Control – Integrated Framework (2013 Framework). Bank of Montreal’s management must apply the 2013 Framework to evaluate the effectiveness of the internal control over financial reporting in fiscal 2015. Management will evaluate the transition to the 2013 Framework in fiscal 2014.

Bank of Montreal’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 123.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2013 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the Board of Directors oversees the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit and Conduct Review Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2013 and 2012 were as follows:

Fees ($ millions) (1)	2013	2012
Audit fees	14.9	15.8
Audit-related fees (2)	1.5	1.7
Tax fees	–	–
All other fees (3)	1.0	1.2
Total	17.4	18.7
(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2013 and 2012 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2013 and 2012 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

74	BMO Financial Group 196th Annual Report 2013

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures. Our 2012 Annual Report included certain of these disclosures required by the EDTF. We have enhanced our disclosures in the 2013 Annual Report and Q4 2013 Supplementary Financial Information in light of these recommendations, and we expect to make further enhancements to our disclosures in the future.

Disclosures related to EDTF recommendations are detailed below.

General
1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.

Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 77 to 99.

An index for the MD&A is provided on page 26. An index for the notes to the financial statements is provided on page 130.

Supplementary Financial Information: An index is provided in Supplementary Financial Information.
2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 82 to 99.

A glossary of financial terms (including risk terminology) can be found on pages 190 to 191.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on pages 78 to 79.
4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: We outline BMO’s plans to meet new regulatory ratios on pages 63 (Leverage Ratio) and 94 (Net Stable Funding Ratio and Liquidity Coverage Ratio).
Risk Governance
5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 79 to 82.
6	Describe the bank’s risk culture.
Annual Report: BMO’s risk culture is described on pages 80 to 81.
7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: A diagram of BMO’s risk exposure by operating segment is provided on page 64.
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 82.

Capital Adequacy and Risk-Weighted Assets (RWA)
9	Provide minimum Pillar 1 capital requirements.
Annual Report: Basel III Pillar 1 capital requirements are described on page 62.

Supplementary Financial Information: Basel III regulatory capital is disclosed on page 35.
10	Summarize information contained in the composition of capital templates adopted by the Basel Committee.
Annual Report: An abridged version of the Basel III Regulatory Capital template is provided on page 63.
Supplementary Financial Information: Basel III Pillar 3 disclosure is provided on pages 35 to 37. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.
11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Supplementary Financial Information: Regulatory capital flow statement is provided on page 39.
12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 61.
13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating segment, is provided on page 64.
14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Regulatory capital requirement, as a percentage of RWA, is outlined on page 62. Information about significant models used to determine RWA is provided on pages 97 to 98.
Supplementary Financial Information: A table showing RWA by model approaches and by risk type is provided on page 37.
15	Tabulate credit risk in the banking book for Basel asset classes.
Supplementary Financial Information: Wholesale and retail credit exposures by internal rating grades are provided on page 46.
16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Supplementary Financial Information: RWA flow statements are provided on page 40.
17	Describe the bank’s Basel validation and back-testing process.
Annual Report: BMO’s Basel validation and back-testing process is described on pages 97 to 98 for credit risk and page 89 for market risk.
Supplementary Financial Information: A table showing Exposure at Default and RWA by model approaches and asset class is provided on page 37. A table showing estimated and actual loss parameters is provided on page 48.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity
18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.

Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on pages 93 to 94.

The composition of BMO’s liquidity reserve is reflected in the unencumbered liquid asset positions in the Asset Encumbrance table on page 107.

Funding
19	Summarize encumbered and unencumbered assets in a table by balance sheet category.

Annual Report: An Asset Encumbrance table is provided on page 107.

Additional collateral requirement in the event of downgrades by rating agencies is disclosed in Note 10 on page 150 of the financial statements.

Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 34.
20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: A Contractual Maturity table is presented in Note 30 on pages 185 to 188 of the financial statements.
21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 92 to 93. A table showing the composition and maturity of wholesale funding is provided on page 93.
Market Risk
22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 88.
23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk factors.
Annual Report: Trading market risk exposures are described and quantified on pages 87 to 90. Structural market risk exposures are described and quantified on page 91.
24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing are described on page 89 for trading market risk, and page 91 for structural market risk.
25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 87 to 91.

Credit Risk
26	Provide information about the bank’s credit risk profile.
Annual Report: Information about BMO’s credit risk profile is provided on pages 84 to 85 and in Notes 4 and 6 on pages 137 to 141 and 142 to 144 of the financial statements, respectively.
27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired and renegotiated loan policies are described in Note 4 on pages 138 and 140 of the financial statements.
28	Provide reconciliations of impaired loans and the allowance for credit losses.
Annual Report: Continuity schedules for gross impaired loans and allowance for credit losses are provided on page 85.
29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.
Annual Report: Qualitative and quantitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 86.
30	Provide a discussion of credit risk mitigation.
Annual Report: A discussion of BMO’s collateral management is provided on page 84.
Other Risks
31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 79. Other risks are discussed on pages 94 to 99.
32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 94 to 99.

76	BMO Financial Group 196th Annual Report 2013

Enterprise-Wide Risk Management

Surjit Rajpal Chief Risk Officer BMO Financial Group	As a diversified financial services company active in banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework seeks to provide appropriate and independent risk oversight across the enterprise and is essential to building competitive advantage and stability.

Strengths and Value Drivers

•	Comprehensive and consistent risk frameworks that encompass all risks within the enterprise.
•	Risk appetite statement and metrics that shape business strategies across the organization.
•	Sustained cultural mindset of continuous improvement that drives greater consistency and efficiency in managing risk.

Challenges

•	Heightened pace, volume and complexity of regulatory requirements and expectations.
•	Prolonged low growth economic environment, coupled with low interest rates and marketplace uncertainty, requires greater vigilance in balancing risk and return.

Priorities

•	Continue to invest in key risk areas of stress testing and market risk.
•	Streamline and simplify risk processes to drive greater effectiveness and efficiency.

2013 Accomplishments

•	Significantly reduced the level of our impaired assets by 15% year over year.
•	Augmented our stress testing capabilities and integrated them into our strategic and business planning processes.
•	Enhanced our operational risk capabilities in line with the Basel II Advanced Measurement Approach expectations.
•	Continued to build out our Risk-IT infrastructure in line with regulatory expectations for improved risk data aggregation and reporting capabilities.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2013 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 130 and Note 6 on page 142 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

At BMO, we believe that risk management is every employee’s responsibility. We are guided by five core principles that drive our entire approach to managing risk.

Approach to Risk Management

•	Understand and manage.
•	Protect our reputation.
•	Diversify. Limit tail risk.
•	Maintain strong capital and liquidity.
•	Optimize risk return.

Our integrated and disciplined approach to risk management is fundamental to the success of our business. All elements of our risk management framework work together in facilitating prudent and measured risk-taking, while striking an appropriate balance between risk and return. Our Enterprise Risk and Portfolio Management (ERPM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues to achieve prudent and measured risk-taking that aligns with our business strategy.

Top and Emerging Risks

We are exposed to a variety of continually changing risks that have the potential to impact our business and financial condition. Therefore, an integral component of our risk management process is to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. Our top and emerging risk identification process consists of a regular forum of discussion with senior risk leaders and from time to time with subject matter guest speakers, which is then followed by discussion with BMO’s Risk Management Committee (RMC) and the Risk Review Committee of the Board of Directors (RRC). Our assessment of top and emerging risks then informs the monitoring, action plans and stress tests performed within BMO. This allows us to focus on current risks and also maintain a forward-looking view of potential risks.

In 2013, particular attention was given to the following top and emerging risks:

Challenges Linked to the Slow-Growth Economy

The prolonged slow-growth economic environment, combined with low interest rates and intense competition, including the continued growth of the shadow banking sector, creates obstacles to the achievement of our strategic objectives. Quantitative easing has suppressed interest rates and raised liquidity, leading to large flows of money into debt instruments, resulting in greater leverage, covenant-light structures and lower yields. This places pressure on our ability to generate an adequate return on equity while still operating within the parameters of our risk appetite.

We are actively focused on managing and mitigating this risk so that we are able to strike the appropriate balance between risk-taking and rewards in this slow-growth economic environment. The parameters of our enterprise-wide Risk Appetite Statement have been clearly articulated across our lines of business and are monitored on an ongoing basis. We continue to maintain prudent risk management practices, including close monitoring of all portfolios and underwriting commitments and we apply stringent approval processes for new products and services.

Further details can be found in our Risk Appetite and Risk Review and Approval sections on page 81.

Heightened Regulatory Requirements

Regulatory requirements have been increasing in intensity and may materially shift the prevailing business paradigm. Significant changes in laws and regulations relating to the financial services industry have been enacted. These regulatory reforms can impact our operations when they pose financial costs and strategic challenges and increase reputational risk. Financial costs result from increasing capital and liquidity requirements and through the cost of compliance in terms of infrastructure. Strategic challenges can arise in cases where non-compliance can hinder our ability to pursue strategic initiatives or prevent our involvement in certain business activities.

To minimize any potential business or financial impact of this risk, we continually stay abreast of evolving regulatory changes and monitor regulatory requirements to ensure that resources are prioritized appropriately and our views are expressed to regulators. We perform an impact analysis of capital and liquidity requirements on our business. Additionally, we are in the process of enhancing our compliance framework to better prepare our organization to handle ongoing and future compliance requirements.

Regulations and developments specific to the United States are discussed in the U.S. Regulatory Developments section on page 69.

Canadian Household Debt

High levels of household debt have left Canadians vulnerable to negative financial shocks, which can emanate from inside and outside the country. Changes to mortgage practices are slowing activity in the mortgage market and borrowers are increasingly opting for fixed-rate contracts.

We closely monitor and review this portfolio, applying prudent and consistent credit underwriting practices. We have also performed stress tests under various scenarios ranging from moderate to extreme. In an extreme scenario, with high unemployment rates, a significant decline in housing prices and a rapid increase in interest rates, BMO would have the ability to absorb and manage the related losses.

Further details of our Canadian residential mortgage portfolio can be found in the Real Estate Secured Lending section on page 84.

Eurozone Challenges

Despite the length of time that the Eurozone has been in the spotlight and the numerous interventions by various authorities to attempt to resolve the debt crisis and economic stagnation, there continues to be a potential risk of economic instability that could spread from peripheral to core Eurozone countries in the near future.

We are closely monitoring the geopolitical situation in Europe, including regular review of our direct and indirect European exposures. Our risk management processes incorporate stress tests to assess our potential risk, where appropriate. Our total net European exposure was $7.3 billion as at October 31, 2013 ($7.9 billion in 2012), of which the majority is to counterparties in countries that are well rated.

Further information on our direct and indirect European exposures is provided in the Select Geographic Exposures section on page 67.

U.S. Political Gridlock

The U.S. economy is continuing along its path of moderate growth, but the recovery has not yet fully taken hold and is vulnerable to stalling. The possibility of renewed political gridlock over the debt ceiling and budget has the potential to weaken the economy. These ongoing challenges have a negative effect on consumer, investor and business confidence, which contributes to slower growth and has broader impacts on other countries, such as Canada, that rely on the United States to play a leading role in the global recovery.

In light of the potential impact on our business, we continue to proactively monitor political developments in the United States. We continually assess our portfolio and business strategies, and contingency-plan for possible adverse developments.

78	BMO Financial Group 196th Annual Report 2013

Information and Cyber Security Risk

Information security is integral to BMO’s information management, brand and reputation. In recent years, information security risks for financial institutions like BMO have been increasing. Our operations include online and mobile financial services that feature the secure processing, transmission and storage of confidential information. Given our use of the internet and reliance on digital technologies, we face cyber security risks, which could include information security risk such as the threat of hacking, identity theft and corporate espionage, and denial of service risk such as threats targeted at causing system failure and service disruption. BMO maintains systems and procedures to prevent, monitor, react to and manage cyber security threats. It is possible that we, or those with whom we do business, may not anticipate or implement effective measures against all such security threats, because the techniques used change frequently and threats can originate from a wide variety of source that have also become increasingly sophisticated. In the event of such an occurrence, BMO may experience losses or reputational damage.

We exercise continued vigilance and proactive planning to detect and contain possible threats. We also have action plans in place to enhance the overall security of our infrastructure and capabilities to mitigate losses from these risks.

Further information on information security is provided in the Operational Risk section on page 94.

Framework and Risks

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, and operational. Other risk categories are also recognized within the framework, including insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social.

Our framework is anchored in the three-lines-of-defence approach to managing risk, which is fundamental to our operating model, as follows:

•

The first line of defence is the operating groups who own the risk in their operations. They are responsible for pursuing suitable business opportunities within our risk appetite. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Each of the groups has established effective processes and controls to ensure that they comply with and operate within these limits.

•

The second line of defence is provided by ERPM along with other Corporate Support areas. These groups provide independent oversight and establish corporate risk management policies, infrastructure, processes and practices that address all significant risks across the enterprise; and

•

The third line of defence is our Corporate Audit Division, which monitors the efficiency and effectiveness of controls across various functions within our operations, including control, risk management and governance processes that support the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the RRC to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the board-approved limits.

Limits and Authorities

Our risk limits are shaped by our risk principles and risk appetite, which also help to shape our business strategies and decisions. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, and group and single-name exposures;
•	Market Risk – limits on economic value and earnings exposures to stress scenarios;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging and wholesale funding, as well as guidelines approved by senior management related to liability diversification, financial condition, and credit and liquidity exposure appetite; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for the stewardship of BMO and protecting the interest of BMO’s shareholders. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, governance, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and evaluation of the Chief Risk Officer.

Audit and Conduct Review Committee of the Board of Directors assists the board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, effectiveness of BMO’s internal controls and performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as ERPM.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO.

RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks assumed across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are held within delegated limits.

Enterprise Risk and Portfolio Management (ERPM) provides independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ERPM facilitates a disciplined approach to risk-taking through the execution of independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ERPM.

The Board of Directors, based on recommendations from the RRC and the RMC, delegates risk limits to the CEO. The CEO then delegates more specific authorities to the CRO, who in turn delegates them to the Operating Group CROs or the Treasurer in the case of structural market risk limits. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The authorities are reviewed and approved annually by the Board of Directors based on the recommendation of the RRC. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. This key tenet shapes and influences our risk culture and is evident in the actions and behaviours of our employees and leaders as they identify, interpret, discuss and make choices and decisions between risk and opportunities. Our risk culture is deeply rooted and is evident in every aspect of how we run our enterprise, including within our policies, risk management frameworks, risk appetite and tolerances, capital management and compensation.

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Our risk culture is built around a risk management system that encourages openness and builds confidence in how we engage stakeholders in key decisions and strategy discussions, thereby bringing rigour and discipline to decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages communication and understanding of the key risks faced by our organization, so that our employees are equipped to take action and make decisions in a coordinated and consistent manner. Also, our governance and leadership forums, committee structures and learning curriculums reinforce and inspire our risk culture.

Certain elements of our risk culture that are embedded across our organization include:

•

Risk appetite – promotes an understanding of the most prevalent risks that our businesses face and facilitates alignment of business strategies within the limits of our risk appetite, leading to sound business decision-making.

•

Communication and escalation channels – encourages information sharing and engagement between ERPM and the operating groups, leading to enhanced risk transparency and open and effective communication. We also foster and encourage a culture where concerns regarding potential or emerging risks are escalated to senior management so that they can be evaluated and appropriately addressed.

•	Compensation philosophy – pay is aligned with prudent risk-taking to ensure that compensation does not encourage excessive risk-taking and rewards the appropriate use of capital.
•

Training and education – programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness required to fulfill their responsibilities for independent oversight regardless of their position in the organization. Our education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals.

•	Rotation programs – two-way rotation system allows employees to transfer between ERPM and the operating groups, thereby effectively embedding our strong risk culture across the enterprise.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ERPM provides independent oversight of risk-taking activities across the organization;
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	ERPM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis; and
•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns.

Risk Appetite

Our Risk Appetite Framework consists of our Risk Appetite Statement, as well as supporting key risk metrics and corporate policies and standards, including limits. Our risk appetite defines the amount of risk that BMO is willing to assume in all risk types, given our guiding principles and capital capacity, thereby supporting sound business initiatives and growth. Our risk appetite is integrated into our strategic and capital planning processes and our lines of business. On an annual basis, senior management recommends our Risk Appetite Statement and key risk metrics for approval by the RMC and the RRC. Our Risk Appetite Statement is articulated and applied consistently across the enterprise. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	only taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions that meet or exceed regulatory requirements and the expectations of the market;
•	subjecting new products and initiatives to a rigorous review and approval process to ensure all key risks and returns are understood and can be managed with appropriate controls;
•	maintaining a robust recovery and resolution framework that enables an effective and efficient response in an extreme crisis;
•	targeting an investment grade credit rating at a level that allows competitive access to funding;
•	limiting exposure to low-frequency, high-severity events that could jeopardize BMO’s credit ratings, capital position or reputation;
•	incorporating risk measures into our performance management system;
•

maintaining effective policies, procedures, guidelines, compliance standards and controls, training and management that guide the business practices and risk-taking activities of all employees to protect BMO’s reputation and adhere to all regulatory and legal obligations; and

•	protecting the assets of BMO and BMO’s clients by maintaining a system of strong operational risk controls.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval of various categories by either an individual or a committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, which include operating group recommendations and ERPM approval of credit risk and transactional and position limits for market risk.

Structured transactions – New structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Monitoring

Enterprise-level risk transparency and monitoring and the associated reporting are critical components of our framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes a synthesis of key risks and associated metrics that the organization currently faces. This reporting highlights our most significant risks,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

including assessments of our top and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our Risk Appetite Framework.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk, as well as the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying BMO’s business activities. It represents management’s estimate of the magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and other – where measures are based on a time horizon of one year. Measuring the economic profitability of transactions or portfolios incorporates a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Economic Capital methods and model inputs are reviewed and/or re-calibrated on an annual basis, as applicable. Our Economic Capital models provide a forward-looking estimate of the difference between our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level. Both expected and unexpected loss measures for either a transaction or portfolio reflect current market conditions and credit quality. As the recovery continues these measures decrease, reflecting portfolio quality improvements, offset somewhat by increases due to growth.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks. It is inherently linked to our risk appetite and informs our strategy, business planning and decision-making processes. We conduct stress testing to evaluate the potential effects of low-frequency, high-severity events on our balance sheet, earnings, and liquidity and capital positions.

Governance

Governance over the stress testing framework resides with senior management, including the Stress Testing Steering Committee. This committee is comprised of business, risk and finance executives and is accountable to RMC for the oversight of BMO’s stress testing framework and for reviewing and challenging stress test results. As a part of the Internal Capital Adequacy Assessment Process, enterprise-wide scenarios and stress testing results are presented to senior management and the board, together with recommended actions that BMO could take to manage the impact of the stress event.

Enterprise Stress Testing

Enterprise stress testing supports our internal capital adequacy assessment and target-setting through the analysis of macroeconomic scenarios that are consistently executed by business, risk and finance groups. Scenario selection is a multi-step process that considers the macroeconomic environment, prevailing risk concerns, the potential impact of new or emerging risks on our risk profile, historical credit losses and areas of potential enterprise-specific vulnerability. Scenarios may be defined by senior management, the board or regulators. The Economics group then translates the scenario into macroeconomic and market variables, including but not limited to GDP growth, yield curve estimates, unemployment rates, housing starts, real estate prices, stock index growth and changes in corporate profits.

Our stress testing process employs a bottom-up approach. We model the impact of a forward-looking scenario on our material risks, income statement and balance sheet over a forecast horizon to test the resilience of our capital. Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Stress Testing Steering Committee.

Ad Hoc Stress Testing

Through our stress testing framework, we embed stress testing in strategy, business planning and decision-making. Ad hoc stress testing is conducted regularly by our operating and risk groups to support risk identification, business analysis and strategic decision-making.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust credit risk management framework is aligned with the three-lines-of-defence approach to managing risk. As the first line of defence, operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risk. As the second line of defence, ERPM approves credit decisions and is accountable for providing independent oversight of the risks assumed by the operating groups. All of these experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.

Credit risk is assessed and measured using risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and

82	BMO Financial Group 196th Annual Report 2013

Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Bankcorp, Inc. (now part of BMO Financial Corp.). The Standardized Approach is currently being used in the acquired M&I portfolio, but activities to transition to the AIRB Approach are well underway.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.

Consumer and Small Business

The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the credit obligation, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II and Basel III regulatory capital. In addition, our consumer and small business ratings framework is utilized in the collective allowance process to quantify losses incurred but not identified for the performing loan portfolio. Exposures are segmented into homogeneous pools based on account characteristics such as credit bureau score, delinquency history, loan-to-value (LTV) ratio and loan balance. PDs and other credit risk parameters are then assigned to each pool based on the characteristics of the pool and historical loss experience, and the incurred loss is quantified. In the specific allowance process, certain significant consumer loans are individually assessed for impairment and individually immaterial consumer loans are collectively assessed for impairment on a pooled basis, taking into account historical loss experience, PDs, delinquency status, bankruptcy status, product category and type of collateral pledged. The exposure of each pool is assigned risk parameters (PD, LGD and EAD) based on the performance of the pool, and these assignments are reviewed and updated monthly for changes. The PD risk profile of the AIRB Retail portfolio can be found on page 46 of the Supplementary Financial Information.

Commercial and Corporate

Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II and Basel III, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a PD over a one-year time horizon. As counterparties migrate between risk ratings, the PD associated with the counterparty changes. The commercial and corporate risk rating framework is utilized in the collective allowance process to quantify losses incurred but not identified for the performing loan portfolio. For performing commercial and corporate accounts, risk ratings are mapped to PDs based on historical long-run default experience for a given portfolio. Borrower risk ratings are assigned within this framework using methodologies and rating criteria based on the specific risk characteristics of each counterparty. As counterparties migrate between risk ratings, the associated PDs also change, which is reflected in the incurred loss calculation. In the specific allowance process, risk ratings are assigned to impaired exposures in the commercial and corporate portfolios; however, these risk ratings reflect whether or not a loan has been classified as impaired and not the PD, since objective evidence of impairment already exists. Specific allowances and the related provisions for credit losses are determined at the individual account level based on the expected recoverable amount.

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Investment grade
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
Non-investment grade
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Watchlist
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-4	Default/default and impaired	C	D

Policies and Standards

BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Credit Risk Governance

The RRC has oversight of the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and to senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks.

Portfolio Management

BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.

BMO employs a number of measures to mitigate and manage credit risk. These measures include, but are not limited to, strong underwriting

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular revaluation specific to asset type.

For loans, collateral values are initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For investor-owned commercial real estate, a full external appraisal of the property is obtained at the time of loan origination, except where the loan is below a specified threshold amount, in which case an internal evaluation and a site inspection are completed. Internal evaluation methods may consider tax assessments, purchase price, real estate listing or realtor opinion. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions. In the event a loan is classified as impaired, depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every twelve months while the loan is classified as impaired. For residential real estate, an external property appraisal is routinely obtained at the time of loan origination. For high LTV ratio insured mortgages, BMO relies on acceptance by the insurer to confirm the property’s value. In limited low LTV ratio circumstances, BMO may use an external service provided by Canada Mortgage and Housing Corporation to assist in determining if a full property appraisal is required. Full external appraisals are obtained for all loans held for sale in the secondary market (i.e., through securitization vehicles) regardless of the LTV ratio.

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit exposures were $508 billion at October 31, 2013, comprised of $323 billion in Canada, $156 billion in the United States and $29 billion in other jurisdictions. This represents an increase of $12 billion or 2% from the prior year.

BMO’s loan book continues to be well diversified by industry and geographic region and, consistent with the prior year, the consumer portfolio represented the majority of loans. Gross loans and acceptances increased by $25 billion or 10% from the prior year to $281 billion at October 31, 2013. The geographic mix of our Canadian and U.S. portfolios was relatively unchanged from the prior year, and represented 72.9% and 24.5% of total loans, respectively, compared with 73.1% and 25.0% in 2012. The consumer loan portfolio represented 59.8% of the total portfolio, relatively unchanged from 60.0% in 2012, with approximately 88% of the portfolio secured in Canada and 97% in the United States. Corporate and commercial loans represented 40.2% of the total portfolio, relatively unchanged from 40.0% in 2012. The chart below provides a breakdown of our loan book by product and industry. Our loan portfolio is well-diversified by industry and we continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. real estate. Further details on our loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 11 to 19 on pages 112 to 118 and in Note 6 on page 142 of the financial statements.

Details related to our credit exposures are discussed in Note 4, on page 137 of the financial statements. Our European exposure by country and counterparty is also summarized in the Select Geographic Exposures section on page 67 and in Tables 20 to 22 on pages 119 and 120.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures are areas of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential impact of high-impact events. These stress tests incorporate moderate to severe adverse scenarios. The credit losses forecast in these tests vary depending on the severity of the scenario and are considered to be manageable.

In 2012, new residential real estate lending rules were introduced for federally regulated lenders in Canada, including restrictions on LTV ratios for revolving HELOCs, on the waiver of confirmation of income and on debt service ratio maximums, as well as a maximum amortization of 25 years and a maximum home value of $1 million for high LTV ratio insured mortgages (LTV greater than 80%). The regulatory changes resulted in some adjustments to loan underwriting practices, including reducing the maximum LTV ratio on revolving HELOCs to 65% from the previous maximum of 80%.

Provision for Credit Losses (PCL)

Total PCL was $589 million in the current year, down 23% from $765 million in 2012. Detailed discussion of our PCL, including historical trends in PCL, is provided on page 42, on Table 19 on page 118 and in Note 4 on page 139 of the financial statements.

Gross Impaired Loans (GIL)

Total GIL, which excludes purchased credit impaired loans, decreased by $432 million or 15% from 2012 to $2,544 million in 2013 reflecting decreases in both Canada and the United States. This amount includes $928 million of GIL related to the purchased performing loan portfolio, of which $146 million is subject to a loss-sharing agreement with the Federal Deposit Insurance Corporation that expires in 2015 for commercial loans and 2020 for retail loans. GIL as a percentage of gross loans and acceptances also decreased over the prior year from 1.17% in 2012 to 0.91% in 2013.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year, excluding the purchased performing loan portfolio, decreased from $1,680 million in 2012 to $1,563 million in 2013. Impaired loan formations related to the purchased performing loan portfolio were $886 million in 2013, down from $1,421 million in 2012. On a geographic basis, the United States

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

84	BMO Financial Group 196th Annual Report 2013

accounted for the majority of impaired loan formations, comprising 64.0% of total formations in 2013, compared with 70.3% in 2012. Further details on the breakdown of impaired loans by geographic region and industry can be found on Table 15 on page 114 and in Note 4 on page 137 of the financial statements.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

($ millions, except as noted)

For the year ended October 31	2013	2012
GIL, beginning of year	2,976	2,685
Classified as impaired during the year	2,449	3,101
Transferred to not impaired during the year	(728)	(968)
Net repayments	(1,058)	(517)
Write-offs	(939)	(1,179)
Disposals of loans	(343)	(197)
Foreign exchange and other	187	51
GIL, end of year	2,544	2,976
Condition Ratios
GIL as a % of gross loans and acceptances	0.91	1.17
GIL as a % of gross loans and acceptances, excluding purchased portfolios (2)	0.61	0.84

(1)	GIL excludes purchased credit impaired loans.
(2)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Allowance for Credit Losses (ACL)

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on guidelines issued by our regulator, OSFI. For the purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. Our methodology incorporates both quantitative and qualitative components to determine an appropriate level for the collective allowance. The quantitative component measures long-run expected losses based on PD and LGD risk parameters. For commercial and corporate loans, key factors that determine the incurred but not identified losses include the underlying risk rating of the borrower, industry sector, credit product and amount and quality of collateral held. For consumer and small business loans, exposures are pooled based on similar risk characteristics and the incurred loss parameters are determined from the long-run default and historical loss experience of each pool. The collective allowance is adjusted to reflect qualitative factors such as management’s credit judgment with respect to current and near term macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed. We review the collective allowance on a quarterly basis.

BMO maintains the allowance for credit losses at a level that we consider adequate to absorb credit-related losses. As at October 31, 2013, ACL was $1,970 million, comprised of $485 million of specific allowance and $1,485 million of collective allowance. This includes $41 million of specific allowance and $264 million of collective allowance related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. Total ACL remained relatively stable year over year, increasing by $34 million or 2%. Our coverage ratios are trending positively with ACL as a percentage of GIL, including and excluding purchased portfolios, increasing year over year.

The collective allowance increased by $25 million from 2012 to $1,485 million in 2013. The collective allowance remains adequate and at year end represented 0.83% of credit risk-weighted assets, compared with 0.85% at the end of 2012.

Factors contributing to the change in ACL are outlined in the table below. Further details on changes in ACL by country and portfolio can be found in Tables 16 and 17 on page 116 and in Note 4 on page 137 of the financial statements.

Changes in Allowance for Credit Losses (1)

($ millions, except as noted)

For the year ended October 31	2013	2012
Specific ACL, beginning of year	476	559
Specific PCL (charge to income statement)	599	762
Recoveries of amounts written off in previous years	772	846
Write-offs	(1,299)	(1,594)
Foreign exchange and other	(63)	(97)
Specific ACL, end of year	485	476
Collective ACL, beginning of year	1,460	1,452
Collective PCL (charge to income statement)	(10)	3
Foreign exchange and other	35	5
Collective ACL, end of year	1,485	1,460
Total ACL	1,970	1,936
Comprised of: Loans	1,665	1,706
Specific allowance for other credit instruments	41	29
Collective allowance for other credit instruments	264	201
Coverage Ratios
ACL as a % of GIL	75.8	64.1
ACL as a % of GIL, excluding purchased portfolios (2)	108.2	83.7

(1)	Includes allowances related to other credit instruments that are included in other liabilities.
(2)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Transactions

With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement to document our contractual trading relationships with our counterparties for over-the-counter (OTC) derivatives. ISDA Master Agreements set out the legal framework and standard terms that apply to all derivative transactions entered into bilaterally between the parties. In addition to providing Events of Default and Termination Events, which can lead to the early termination of transactions prior to their maturity date, ISDA Master Agreements also contain rules for the calculation and netting of termination values (also known as Close-out Amounts) for transactions between counterparties to identify a single net aggregate amount payable by one party to the other.

Credit Support Annexes (CSAs) are commonly included with ISDA

Master Agreements to provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (Threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs outline, among other things, provisions setting out acceptable collateral types (e.g., government treasuries and cash) and how they will be valued (discounts are often applied to the market values), as well as Thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is calculated.

The following table represents the notional amounts of our OTC derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house and those which are noncentrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2013	2012	2013	2012	2013	2012
Interest Rate Contracts
Swaps	1,084,369	1,563,766	1,140,417	401,410	2,224,786	1,965,176
Forward rate agreements	52,137	223,482	347,614	346,266	399,751	569,748
Purchased options	18,283	24,015	–	–	18,283	24,015
Written options	23,020	31,364	–	–	23,020	31,364
Total interest rate contracts	1,177,809	1,842,627	1,488,031	747,676	2,665,840	2,590,303
Foreign Exchange Contracts
Cross-currency swaps	44,834	30,485	–	–	44,834	30,485
Cross-currency interest rate swaps	255,337	238,675	–	–	255,337	238,675
Forward foreign exchange contracts	263,607	217,345	–	–	263,607	217,345
Purchased options	10,923	8,682	–	–	10,923	8,682
Written options	13,530	10,588	–	–	13,530	10,588
Total foreign exchange contracts	588,231	505,775	–	–	588,231	505,775
Commodity Contracts
Swaps	15,122	15,034	–	–	15,122	15,034
Purchased options	8,081	9,002	–	–	8,081	9,002
Written options	4,285	5,164	–	–	4,285	5,164
Total commodity contracts	27,488	29,200	–	–	27,488	29,200
Equity Contracts	39,360	30,000	–	–	39,360	30,000
Credit Default Swaps
Purchased	8,541	11,682	294	–	8,835	11,682
Written	13,072	24,126	216	–	13,288	24,126
Total credit default swaps	21,613	35,808	510	–	22,123	35,808
Total	1,854,501	2,443,410	1,488,541	747,676	3,343,042	3,191,086

86	BMO Financial Group 196th Annual Report 2013

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities.

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. These include:

•	oversight by senior governance committees, including the Balance Sheet and Capital Management Committee, RMC and RRC;
•	an Economic Capital process that incorporates market risk measures;
•	independent valuation of trading positions and measurement of market risk;
•	a broad set of policies and corporate standards;
•	monitoring an extensive range of risk metrics as appropriate for the respective portfolios, including VaR, Stressed VaR, stress and scenario tests, risk sensitivities and operational metrics;
•	a well-developed set of limits with appropriate monitoring, reporting and escalation of limit breaches; and
•	a model risk management framework to control for model risk.

BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:

•	market risk of our trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•

proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and

•

all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure and procedures and processes, and are given access to and guidance on the relevant corporate policies and standards.

BMO’s Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on page 91.

Key Trading and underwriting market risk measures include Value at Risk and Stressed Value at Risk, and key structural market risk measures include Earnings Sensitivity and Economic Value Sensitivity, as noted below.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions, in response to prescribed parallel interest rate movements.

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Linkages between Balance Sheet Items and Market Risk Disclosures ($ millions)

Below are parts of our consolidated balance sheet that are subject to market risk, showing balances that are mainly subject to traded risk and non-traded risk measurement techniques.

	Market risk measure
	2013			2012			Main risk factors for non-traded risk balances
As at October 31	Total	Traded risk (1)	Non-traded risk (2)	Total	Traded risk (1)	Non-traded risk (2)
Assets Subject to Market Risk
Interest bearing deposits with banks	6,518	1,511	5,007	6,341	2,226	4,115	Interest rate
Securities
Trading (3)(4)	75,159	69,393	5,766	70,109	62,599	7,510	Interest rate
Available for sale	53,067	27,817	25,250	56,382	31,029	25,353	Interest rate
Held to maturity	6,032	–	6,032	875	–	875	Interest rate
Other	723	–	723	958	–	958	Equity
Securities borrowed or purchased under resale agreements	39,799	39,799	–	47,011	47,011	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	279,095	–	279,095	253,835	–	253,835	Interest rate, foreign exchange
Derivative instruments	30,259	29,484	775	48,071	46,575	1,496	Interest rate, foreign exchange
Other assets (4)	8,971	828	8,143	10,338	1,525	8,813	Interest rate
Liabilities Subject to Market Risk
Deposits	366,821	5,928	360,893	323,702	4,301	319,401	Interest rate, foreign exchange
Derivative instruments	31,974	31,184	790	48,736	48,163	573	Interest rate, foreign exchange
Acceptances	8,472	–	8,472	8,019	–	8,019	Interest rate
Securities sold but not yet purchased	22,446	22,446	–	23,439	23,439	–	Interest rate
Securities lent or sold under repurchase agreements	28,884	28,884	–	39,737	39,737	–	Interest rate
Other liabilities (4)	42,212	2,176	40,036	46,596	3,981	42,615	Interest rate
Subordinated debt	3,996	–	3,996	4,093	–	4,093	Interest rate
Capital trust securities	463	–	463	462	–	462	Interest rate
(1)	Includes BMO’s balance sheet items subject to the trading and underwriting risk management framework.
(2)	Includes BMO’s balance sheet items subject to the structural balance sheet and insurance risk management framework.
(3)	Includes securities designated at fair value through profit or loss.
(4)	Includes balances relating to our insurance business.

Trading and Underwriting Market Risk

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, SVaR, stress testing, sensitivities, position concentrations, market and notional values and revenue losses.

VaR and stress testing are estimates of portfolio risk, but have limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to examine our sensitivity to low-frequency, high-severity hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing is viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

Within the Market Risk group, the Valuation Product Control (VPC) group is responsible for independent valuation of all trading and available-for-sale portfolios within Capital Markets Trading Products and Corporate Treasury, to ensure that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where trader prices are used for valuation. This would include instruments accounted for on a trading and AFS basis.

VPC processes include all OTC and exchange-traded instruments that are booked, including both trading and AFS securities.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between key stakeholders from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group to review all valuation adjustments that are established by the Market Risk group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging material valuation issues in BMO’s portfolios and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

88	BMO Financial Group 196th Annual Report 2013

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, administrative costs, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of models that use observable market information and Level 3 inputs consist of models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 178 of the financial statements.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise and is described on page 96.

We measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for money market portfolios that are subject to AFS accounting rules under IFRS and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book VaR model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the VaR measure over a defined period. This testing result is in line with regulatory-defined expectations and confirms the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that VaR measures reflect current levels of volatility.

The total trading VaR decreased over the year due to reduced exposure in equity and credit risk factors, coupled with increased diversification. The total AFS VaR increase was the result of enhanced risk capture at the beginning of the year, additional assets and the impact of higher interest rates. Total trading SVaR increased modestly despite the benefit of increased diversification between risk factors. Model inputs for SVaR are calibrated to historical data from a period of significant financial stress, whereas model inputs for VaR are calibrated to data from a trailing one-year period.

Total Trading Value at Risk (VaR) Summary
($ millions)*

For the year ended October 31, 2013 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	As at Oct. 31, 2012
Commodity VaR	(0.4)	(0.6)	(1.0)	(0.2)	(0.6)
Equity VaR	(6.1)	(6.3)	(8.5)	(4.4)	(6.6)
Foreign exchange VaR	(0.5)	(1.6)	(4.4)	(0.1)	(0.2)
Interest rate VaR	(4.6)	(4.9)	(10.6)	(2.3)	(4.5)
Credit VaR	(5.0)	(5.4)	(9.4)	(4.1)	(5.5)
Diversification	7.5	9.3	nm	nm	6.7
Total trading VaR	(9.1)	(9.5)	(15.8)	(6.7)	(10.7)
Total AFS VaR	(10.1)	(11.0)	(14.5)	(7.2)	(8.9)

Total Trading Stressed Value at Risk (SVaR) Summary

($ millions)* **

For the year ended October 31, 2013 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	As at Oct. 31, 2012
Commodity SVaR	(4.7)	(3.0)	(6.3)	(1.1)	(2.1)
Equity SVaR	(9.8)	(9.4)	(16.0)	(6.2)	(10.5)
Foreign exchange SVaR	(0.8)	(3.2)	(7.0)	(0.4)	(0.3)
Interest rate SVaR	(9.5)	(10.0)	(15.3)	(4.9)	(11.4)
Credit SVaR	(11.0)	(10.8)	(14.2)	(7.7)	(9.3)
Diversification	19.9	21.3	nm	nm	18.9
Total trading SVaR	(15.9)	(15.1)	(24.1)	(10.6)	(14.7)

*	The tables reflect updated first quarter 2013 metrics.
**	Stressed VaR is produced weekly.
nm	– not meaningful

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	March 13 – $23.5 million which primarily reflects normal trading activity.
(2)	March 18 – $(8.9) million which primarily reflects credit valuation adjustments.
(3)	May 31 – $38.3 million which primarily reflects normal trading activity and underwriting.
(4)	June 12 – $28.3 million which primarily reflects normal trading activity.
(5)	June 26 – $33.5 million which primarily reflects normal trading activity.
(6)	September 24 – $(6.8) million which reflects normal trading activity and valuation adjustments.

90	BMO Financial Group 196th Annual Report 2013

Structural Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed in support of high-quality earnings and maximization of sustainable product spreads. The RRC approves the market risk policy limits governing structural market risk and regularly reviews structural market risk positions. The Balance Sheet and Capital Management Committee and the RMC provide senior management oversight. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural interest rate risk arises primarily from interest rate mismatches and product embedded options. Interest rate mismatch risk results from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Product embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, while product embedded options are managed to low risk levels. The net interest rate mismatch risk is primarily managed with interest rate swaps and securities. Product embedded option risk exposures are primarily managed through a dynamic hedging process or with purchased options.

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on BMO’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated RWA decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk represents the impact on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results that fluctuations in the Canadian/U.S. dollar exchange rate may have. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. Hedging transactions may be executed to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations. If future results are consistent with results in 2013, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) adjusted net income before income taxes for the year by $15 million in the absence of hedging transactions.

We use a variety of metrics to measure and manage interest rate risk. These include simulations, sensitivity analysis, stress testing and gap analysis in addition to other traditional risk metrics. The interest rate gap position is disclosed in Note 19 on page 161 of the financial statements.

Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This interest rate sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. Economic value interest rate sensitivity declined and earnings interest rate sensitivity increased from the prior year primarily due to higher short-term asset sensitivity. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate Sensitivity (1) ($ millions)*

Canadian equivalent	As at October 31, 2013		As at October 31, 2012
	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax	Economic value sensitivity pre-tax	12-month earnings sensitivity after tax
100 basis point increase	(503.1)	95.4	(537.6)	20.1
100 basis point decrease	340.1	(90.8)	402.9	(74.6)
200 basis point increase	(1,078.8)	158.1	(1,223.1)	27.2
200 basis point decrease	442.7	(113.7)	783.6	(75.1)

*	Exposures are in brackets and benefits are represented by positive amounts.
(1)	Interest rate sensitivities associated with BMO’s insurance businesses are not reflected in the table above. For our insurance businesses, a 100 basis point increase in interest rates results in an increase in earnings after tax of $81 million and an increase in economic value before tax of $335 million ($94 million and $560 million, respectively, at October 31, 2012). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $66 million and a decrease in economic value before tax of $399 million ($74 million and $634 million, respectively, at October 31, 2012). The change in interest rate sensitivities from the prior year reflects the growth in the insurance business, lower interest rates and changes in investment mix.

Models used to measure structural market risk project changes in interest rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity profile that considers historical and forecasted trends in changes in the balances due. These models have been developed using statistical analysis and are validated through regular model vetting, back-testing processes and ongoing dialogue with staff in the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement. Stress testing is performed regularly to quantify the sensitivity of the structural market risk position to these behavioural assumptions.

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Management Framework Overview

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the organization, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise. BMO has robust limits and guidelines in place to manage liquidity and funding risk. These limits and guidelines establish the secured and unsecured funding appetite for both trading and structural activities, maturity concentration tolerances, counterparty liability diversification requirements and pledging activity. Guidelines are also established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management through a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of liquidity risk in the market or specific to BMO.

The RRC oversees liquidity and funding risk and annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions. The RMC and Balance Sheet and Capital Management Committee provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy. The Corporate Treasury group recommends the framework, risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis.

BMO subsidiaries include regulated and foreign legal entities and branches, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax and regulatory considerations. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities that are informed by legal and regulatory requirements for each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices to ensure the appropriate economic signals are provided to the lines of business on the pricing of products for customers and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less) and is aligned with the liquidity of the assets being funded, subject to haircuts in order to reflect the potential for lower market values and liquidity during times of market stress, and subject to limits on aggregate maturities permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $220.3 billion at the end of the year, up from $203.5 billion in 2012. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $43.3 billion as at October 31, 2013.

Total wholesale funding outstanding, consisting of negotiable marketable securities, was $128.4 billion at October 31, 2013, with $32.7 billion sourced as secured funding and $95.7 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in Note 30 on page 185.

BMO maintains a sizeable portfolio of unencumbered liquid assets of $160.6 billion as of October 31, 2013, that can be monetized to meet potential funding requirements, as described in the Liquid Assets section below.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

92	BMO Financial Group 196th Annual Report 2013

a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan incorporates expected maturities and stress testing results, asset and liability growth projected from our businesses through our forecasting and planning process, and assesses funding needs against available potential sources. The funding plan is regularly updated throughout the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (1) ($ millions)

As at October 31, 2013	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Unsecured (original term under 2 years)	12,093	24,435	8,998	8,725	54,251	394	–	–	54,645
Unsecured (original term 2 years or greater)	215	845	1,816	749	3,625	9,304	22,416	5,694	41,039
Total Unsecured (2)	12,308	25,280	10,814	9,474	57,876	9,698	22,416	5,694	95,684

Secured (original term 2 years or greater)
Mortgage securitizations	712	1,409	945	318	3,384	2,445	7,552	4,754	18,135
Covered bonds	–	–	–	2,086	2,086	2,085	3,649	–	7,820
Credit card securitizations	500	–	–	–	500	–	3,763	–	4,263
FHLB* advances	–	–	–	–	–	–	2,477	–	2,477
Total Secured	1,212	1,409	945	2,404	5,970	4,530	17,441	4,754	32,695
Total	13,520	26,689	11,759	11,878	63,846	14,228	39,857	10,448	128,379

  *     Federal Home Loan Banks.

(1)	Wholesale funding excludes repo transactions and bankers acceptances, which are disclosed in the contractual maturity table in Note 30 of the financial statements, and capital transactions, which are disclosed in Notes 17, 18 and 20 of the financial statements.
(2)	Unsecured funding refers to funding through issuance of marketable, negotiable securities. Structured notes, which are predominantly retail in nature, are not included.
(3)	Total wholesale funding consists of Canadian-dollar-denominated funds of $51.9 billion and $76.4 billion of funds denominated in U.S. dollars and other foreign currencies as at October 31, 2013.

Liquidity Risk Management

A key component of the liquidity risk framework is the measurement of liquidity and liquidity risk under stress. BMO uses the Net Liquidity Position (NLP) as a key measure of liquidity risk. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging due to ratings downgrades or as a result of market volatility, as well as fund asset growth and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary depending on depositor classification (e.g., retail, small business, non-financial corporate and wholesale counterparties) and deposit type (e.g., insured, uninsured, operational and non-operational deposits) and by commitment type (e.g., uncommitted and committed credit or liquidity facilities by counterparty type). These funding needs are assessed under severely stressed systemic and enterprise-specific scenarios and a combination thereof. BMO targets to maintain a net liquidity position sufficient to withstand each scenario. Stress testing results are compared against BMO’s stated risk tolerance, considered in management decisions on limit or guideline setting and internal liquidity transfer pricing, and help to shape the design of management plans and contingency plans. The liquidity and funding risk framework is also linked with enterprise-wide stress testing, including the Internal Capital Adequacy Assessment Process.

Liquid Assets

Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, and in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amount of liquidity recognized for different asset classes under our management framework is subject to reductions reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading business include cash on deposit with central banks and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. With the exception of certain equities, a large majority of trading assets qualify as liquid assets under Basel III. These equity holdings are largely hedged and can be liquidated in a crisis or if otherwise desired. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks and securities and short-term reverse repurchase agreements of highly rated Canadian federal and provincial and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Trading liquid assets are held in the parent bank, BMO Harris Bank and BMO’s broker/dealer operations in Canada and internationally. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the residual supplemental liquidity pool contained in BMO Harris Bank in U.S.-dollar-denominated assets that may be subject to regulatory up-streaming restrictions. The size of the supplemental liquidity pool is calibrated to meet the potential funding needs outside of our trading businesses in each of the parent bank and BMO Harris Bank and achieve BMO’s target NLP in each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions that meet overall regulatory requirements. There may be legal and regulatory restrictions on our ability to use liquid assets in one legal entity to support liquidity requirements in another legal entity.

In the ordinary course of day-to-day activities, BMO may encumber a portion of cash and securities holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

securities borrowed or purchased under resale agreements plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $160.6 billion at October 31, 2013. BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets.

See Table 5 on page 107 for more information on BMO’s liquid assets, encumbered assets and net unencumbered assets. See Note 28 on page 177 of the financial statements for further information on pledged assets. BMO’s cash and securities as a percentage of total assets were 31.2% at October 31, 2013, compared with 29.4% at October 31, 2012.

Regulatory Developments

In January 2012, the Basel Committee on Banking Supervision (BCBS) published final guidance on the LCR. The LCR is the ratio of the stock of high-quality liquid assets to stressed net cash outflows over a 30-day time period under a specified regulatory scenario. In addition to the LCR, the final guidance also sets out a suite of liquidity monitoring metrics (e.g., contractual maturity mismatch, concentration of funding, available unencumbered assets, LCR by significant currency and market-related monitoring tools) to aid supervisors in the assessment of the liquidity risk of an institution. Our expectation is that OSFI will provide guidance on the domestic implementation of these measures in 2014.

The Basel committee also has announced that they are working on finalizing the Net Stable Funding Ratio (NSFR). The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding. Additional guidance on the measure is expected to be provided in 2014. BMO believes it is well positioned to meet these regulatory requirements.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 147 of the financial statements.

As at October 31, 2013
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt	Outlook
Moody’s	P-1	Aa3	A3	Stable
S&P	A-1	A+	BBB+	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Stable

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by operating group CROs, group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating group CROs and Operational Risk Officers independently assess group operational risk profiles, identify material exposures and potential weaknesses in controls, and recommend appropriate mitigation strategies and actions. Corporate Support areas develop the tools and processes to directly manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and the necessary governance framework.

Operational Risk Management Framework (ORMF)

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital.

Executing our ORMF strategy also requires us to focus on change management and working to achieve a cultural shift toward greater awareness and understanding of operational risk through training, recruitment and retention of the best talent and through communication. The key programs, methodologies and processes we have developed to support the framework are highlighted below.

Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. The Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has responsibility for the oversight of operational risk strategy, management and governance. ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring of change initiatives. ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite. We continue to enhance governance by increasing the number of Corporate Support areas that can provide additional oversight for specific operational sub-risks.

Risk and Control Assessment (RCA)

RCA is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive management, mitigation and prevention of risk. On an aggregate basis, RCA results also provide an enterprise-level view of operational risks relative to risk appetite, to ensure all key risks are adequately managed and mitigated.

Material in blue-tinted font above is an integral part of the 2013 annual consolidated financial statements (see page 77).

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Process Risk Assessment (PRA)

The PRA provides a deeper focus on identifying key risks and controls in specific business processes. The PRA enables a greater understanding of our key processes to facilitate more effective oversight and to ensure risks are appropriately mitigated.

Key Risk Indicators (KRIs)

KRIs provide an early indication of any adverse changes in risk exposure. Operating groups and Corporate Support areas identify metrics related to their material risks. These KRIs are used to monitor operational risk profiles and their overall relation to our risk appetite and are linked to thresholds that trigger management action.

Event Data Collection and Analysis

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Under this process, internal loss data is analyzed and benchmarked against external data. Material trends are regularly reported to the ORC, RMC and board RRC committees to ensure preventative and corrective action can be taken where appropriate. BMO is a member of the Operational Riskdata eXchange Association and the American Bankers Association, international and national associations of banks, respectively, that share loss data information anonymously to assist in risk identification, assessment and modelling.

Capital Quantification

BMO uses The Standardized Approach (TSA) to determine Basel II regulatory capital requirements for operational risk. We have implemented TSA processes and capital measures at both the consolidated enterprise and applicable legal entity levels. BMO has also developed a risk-sensitive capital model that is compliant with the Basel II Advanced Measurement Approach (AMA) requirements and can calculate AMA capital in parallel with TSA capital. BMO is currently moving ahead with its AMA application, consistent with regulatory guidelines and expectations.

Stress Testing and Scenario Analysis

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and assesses enterprise preparedness for events that could create risks that exceed our risk appetite. Under the AMA, we use scenario analysis for stress testing, to manage tail risk exposure to such events and to validate operational risk capital adequacy.

Reporting

Regular analysis and reporting of our enterprise operational risk profile to the ORC, RMC and RRC committees are important elements of our ORMF. A critical aspect of this reporting is the quality of our underlying sources and systems. Timely and comprehensive operational risk reporting enhances risk transparency and facilitates the proactive management of material and emerging operational risk exposures.

Training

BMO’s operational risk management training program ensures employees are qualified and equipped to execute the ORMF strategy consistently, effectively and efficiently.

Business Continuity Management

Effective business continuity management ensures that we have the capability to sustain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders.

Corporate Insurance Program

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement.

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Insurance risk consists of:

•

Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process, including risks such as mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – The risk that the behaviour of policyholders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expenses assumed in the pricing calculations.

Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by those subsidiaries’ boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance companies and fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

BMO’s Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance companies are managed and function in accordance with established insurance strategies and policies. ERPM is responsible for providing risk management direction and independent oversight to these insurance companies. This group also has the authority to approve activities that exceed the authorities and limits

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delegated to the boards of the insurance subsidiaries, or that expose BMO to significant risk.

Our insurance subsidiaries provide independent evaluation and reporting of risk exposures to their boards of directors and at the enterprise level, including reporting to both management of Wealth Management and the RRC. Reporting involves an assessment of all risks facing the insurance subsidiaries, which include top-line and emerging risks, as well as key risk indicators. A comprehensive risk review process is in place to identify the key risks associated with insurance operations and products, as well as the controls required for risk mitigation.

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual undertakings or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation, financial losses, regulatory sanctions, an inability to execute our business strategies and harm to our reputation.

BMO’s success also relies on our ability to manage prudently our exposure to judgments, fines or losses arising from the risk of not complying with laws, contractual undertakings, or meeting regulatory requirements or regulator expectations. Fiduciary risk relating to BMO’s businesses providing products or services that give rise to fiduciary duties to clients is another area of focus for legal and compliance management and operating groups’ risk committees. Of particular importance are the policies and practices that address a business’ responsibilities to a client, including service requirements and expectations, client suitability determinations, and disclosure obligations and communications. Failure to properly manage these risks may result in harm to our reputation, cause a decline in investor confidence, and affect our ability to execute our business strategies.

Under the direction of the General Counsel, Legal and Compliance Group (LCG) maintains enterprise-wide frameworks to identify, measure, manage, monitor and report on legal (including fiduciary) and regulatory risk. These frameworks reflect the three lines-of-defence operating model described previously. The operating groups and Corporate Support areas must manage day-to-day risks in compliance with policies while LCG teams specifically aligned to designated operating groups provide advice and independent legal and regulatory risk management oversight.

LCG also works with operating groups and Corporate Support areas to identify legal and regulatory requirements and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO.

The General Counsel and Chief Compliance Officer (CCO) regularly report to the Audit and Conduct Review Committee of the board and to senior management on the effectiveness of our Enterprise Compliance Program (ECP) which, using a risk-based approach, identifies, assesses and manages legal and regulatory requirements. The ECP requires that operating groups and Corporate Support areas maintain compliance policies, procedures and controls to meet these requirements. Under the direction of the CCO, LCG identifies gaps and deficiencies and tracks remedial action plans.

BMO’s code of conduct, FirstPrinciples, outlines our commitment to high standards of ethics and integrity, and requires that each employee take responsibility to follow both the letter and the spirit of the law. All directors and employees annually acknowledge their commitment to FirstPrinciples, and take required training that tests their knowledge and understanding of the code. This annual training also includes other important legal and regulatory subjects, including anti-money laundering, privacy and anti-corruption practices.

The financial services industry is highly regulated and continues to receive heightened attention under worldwide regulatory reform initiatives. BMO has experienced a significant increase in regulation and supervision, and such changes could have a significant impact on how we conduct business. LCG continues to work diligently in assessing and understanding the implications of these regulatory changes, and devotes substantial resources to implementing new regulations while helping the operating groups meet the needs and demands of BMO’s clients.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Model Risk

Model risk is the potential for loss due to the risk that a model may not perform or capture risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to inform strategic decision-making and to assist in making daily lending, trading, under-

writing, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.

BMO uses a variety of models, which can be grouped within six categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

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•	capital and stress testing models for measuring capital, allocating capital and managing regulatory capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision-making process; and
•	models driven by regulatory and other stakeholder requirements.

Model Risk is governed by the enterprise-wide Model Risk Management Framework, which sets out end-to-end risk governance across the model activity cycle and ensures consistency between model risk and enterprise-wide risk appetite. The framework outlines explicit principles for managing model risk, describes processes and clearly defines roles and responsibilities. The Model Risk Corporate Standard, outlines the requirements for the oversight, identification, development, independent validation, implementation, use, monitoring and reporting of models and model risk throughout the enterprise. Prior to use, all models must receive approval and an assessment of their model risk by the Model Risk and Vetting (MRV) group. All models are assigned a risk rating as part of the vetting process, which determines the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place to confirm that models perform and are managed and used as expected, thereby increasing the likelihood of early detection of emerging issues.

The Model Risk Management Forum, a cross-functional group representing all key stakeholders (model users, model owners and the MRV group), meets regularly to provide input into the development, implementation and maintenance of the Model Risk Management Framework and the requirements governing all models that are used across the enterprise.

BMO’S Risk Rating System Framework

The Risk Rating System framework utilized by BMO encompasses various methods, processes, controls, data collection and technology to support the assessment of credit risk of exposures. This framework also includes the assignment of the following credit risk parameters: Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), which are used for Regulatory Capital and Economic Capital estimation. The principles underlying the Risk Rating System are governed by internal policies and standards.

The design and quantification of models and methodologies to establish credit risk measures is a centralized function. An independent validation group reviews, validates and approves these models and methodologies prior to their implementation.

Ongoing monitoring of model performance, targeted model reviews, annual validations and related reporting processes ensure that the models and methodologies continue to perform as intended, and that any material changes in operating environment, business strategy that leads to portfolio shifts, or economic environment trigger appropriate and timely action. These processes are key to ensuring that BMO’s risk rating systems continue to assign risk parameters that accurately reflect credit risks in our various portfolios.

We employ risk rating systems for our retail portfolios (consumer and small business) and wholesale portfolios (corporate, commercial, bank and sovereign).

Retail Risk Rating System

Retail Risk Rating System uses an approach that rates the borrower’s risk on a narrow range of likely expected conditions, primarily more recent in nature (e.g. delinquency, loan to value ratio, utilization rate, etc.). Product lines within each of the three retail risk categories — mortgage, qualifying revolving, and other retail exposures — are separately modelled so the risk drivers capture the distinct nature of each product. The final segmentation scheme categorizes each exposure within a product line into homogeneous pools of retail risk that reflect common borrower risk drivers. Accordingly, each risk segment is then assigned a unique combination of PD, LGD and EAD parameters, capturing the segment-specific credit risk.

The retail risk rating system is designed to estimate values of credit risk parameters as precisely and accurately as possible. However, the risk parameter estimates are subject to uncertainty. In order to embed a level of conservatism to portfolio performance projections, adjustments are added to each parameter estimate at the segment level during the calibration process. Additionally, the retail parameters are calibrated on an annual basis to incorporate additional data points in the parameter estimation process. This ensures that the most recent experience is incorporated into the parameter assessment process.

Parameter Modelling Details (all are expressed as percentages, between 0% and 100%)

PD: assigned to each borrower and reflects default risk over a one-year time horizon. The PD parameter is calibrated based on BMO’s internal default data from the period 2003 to 2012 and is meant to reflect long-run average default rates.

LGD: assigned to each credit exposure extended to a borrower and measures the potential economic loss at default during downturn conditions. The LGD parameter is calibrated based on internal loss data from 2003 to 2011, including a specific “downturn” buffer that incorporates the potential impact of PD and LGD correlation, and floored to the maximum realized loss given default rate.

EAD: assigned to each exposure extended to a borrower and measures the amount of a credit exposure that is likely to be drawn in the event the borrower defaults. This EAD amount is derived from the EAD ratio (or utilization given default) parameter and is based on BMO’s internal realized loss data from 2003 to 2012. The EAD ratio parameter is calibrated with a long-run view, based on the average of historical realized utilization given default rates, with a margin of conservatism added for sources of uncertainty and to ensure the predicted EAD amount is greater than the maximum historical realized EAD amount.

Wholesale Risk Rating System

Wholesale Risk Rating system covers the assessment of credit risk of borrowers in non-retail asset classes (corporate, bank, and sovereign). Relative to Retail portfolio, Wholesale portfolio is characterized by a smaller number of larger exposures that cover a range of industries. Risk characteristics of these borrowers are captured by developing industry-specific risk rating models, and LGD and EAD modelling focuses on capturing the key risk drivers of individual facility types extended to these borrowers. Further details on each are provided below.

Parameter Modelling Details (all are expressed as percentages, between 0% and 100%)

PD: assigned to each borrower based on its risk rating and the asset class and reflects default risk over a one-year time horizon.

Risk ratings are assigned using the appropriate internal model. A suite of general and sector-specific risk rating models have been developed within each asset class to capture the key quantitative and qualitative risk factors associated with borrowers in different industries and portfolios. Borrower risk rating grades (BRRs) are assessed and assigned at loan inception and reviewed at least annually. More frequent reviews are performed for higher risk-rated borrowers, accounts that trigger a review through a rating change or that experience covenant breaches, and accounts requiring or requesting changes to facilities.

BMO employs a Master Scale with 14 BRRs, and for each grade within each asset class, grade PDs are assigned to reflect the long-run average of one-year default rates. PD estimates are based on internal default experience over a period of more than five years that covers at least one full economic cycle, supplemented by external benchmarking, as applicable.

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LGD: assigned to each credit facility extended to a borrower and measures the potential economic loss at default during downturn conditions. LGD models are based on realized losses and calibrated to account for potential downturn conditions (with an added margin-of-conservatism adjustment for data uncertainty where necessary). LGD models have been developed for each asset class using internal data that covers a period of more than seven years (2000 to 2011), captures a full economic cycle and is supplemented by external data, as needed.

EAD: assigned to each facility extended to a borrower and measures the amount of a credit facility that is likely to be drawn in the event the borrower defaults within the next 12 months assuming downturn conditions. EAD is modelled using internal data that covers a period of more than seven years (2000 to 2010) and captures a full economic cycle. The EAD models are then calibrated to reflect downturn conditions based on the average of historical realized drawn-down amounts over downturn periods with a margin-of-conservatism adjustment for data uncertainty where necessary.

Model Back-testing

Back-testing requirements are governed under comprehensive Validation Guidelines. For probability of default, back-testing entails comparing the rating system’s mapped probabilities of default against actual or realized default rates for each of the obligor ratings, and testing for statistical evidence that the realized default rates represent sampling variability and not different populations of default data. Back-testing the effectiveness of a risk rating system can be measured through the evaluation of calibration and discriminatory power with support from migration analysis. A comprehensive validation includes various prescribed tests and analyses that measure discriminatory power, calibration and dynamic properties. Additional tests or analyses may be used to validate BRR/PDs. As with any analysis, judgment can be applied in determining potentially limiting factors, such as data limitations, which may impact the overall relevance of validation approaches and/or interpretation of statistical analysis. For loss given default, back-testing follows similar testing requirements. Annual validations are performed independently by the Model Risk Vetting group.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.

BMO’s Strategy Group oversees our strategic planning processes and works with the lines of business, along with risk, finance and other corporate areas, to identify, monitor and mitigate strategic risk across the enterprise. A rigorous strategic management process encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The Strategy Group works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. The potential impacts of the changing business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Reputation Risk

Reputation risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight or decline in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement.

Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation, and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.

All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee reviews significant or heightened issues of reputation risk to BMO, including those that may arise from complex credit or structured-finance transactions.

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Environmental and Social Risk

Environmental and social risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Environmental and social risk is addressed in our board-approved corporate responsibility and sustainability policy. Environmental and social risk management activities are overseen by the Environmental, Social and Governance (ESG) group and the Environmental Sustainability group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing the various areas of the organization, provides insight and guidance for our environmental and social initiatives.

As part of our enterprise risk management framework, we evaluate the environmental and social impact of our clients’ operations, as well as their industry sectors. Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources, as well as risks to the livelihoods, health and rights of communities and their cultural heritage. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses. BMO has developed and implemented specific financing guidelines on environmental and social risk for specific lines of business. Environmental and social risks associated with lending transactions are managed within BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors.

BMO is a signatory to the Equator Principles, a voluntary credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. These principles have been integrated into our credit risk framework. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

In 2013, BMO implemented ESG training for BMO Capital Markets employees to ensure that there is consistency in the understanding of environmental and social risks across the enterprise. The training includes identification of emerging issues, an overview of BMO’s due diligence procedures and tools to assist employees in identifying and managing environmental, social and governance risks. We review our environmental and social risk policies and procedures on a periodic basis. To ensure that we are informed of emerging issues, we participate in global forums with our peers, maintain an open dialogue with our stakeholders and continuously monitor and evaluate policy and legislative changes in the jurisdictions in which we operate. Our environmental and social policies and practices are outlined in detail in our annual Environmental, Social and Governance Report and Public Accountability Statement, and on our Corporate Responsibility website. Our Environmental, Social and Governance Report also reports on our environmental and social performance according to the Global Reporting Initiative.

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2012 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2013. This section summarizes our performance in fiscal 2012 relative to fiscal 2011. As noted on page 26, certain prior year data has been reclassified to conform to the presentation in 2013, including restatements arising from transfers between operating groups, as well as restatements to report provisions for credit loss in the operating groups on an actual credit loss basis rather than on an expected loss basis. Further information on restatements is provided on page 45.

Net income increased $1,075 million or 35% to $4,189 million in fiscal 2012 and earnings per share (EPS) increased $1.31 or 27% to $6.15. Adjusted net income increased $817 million or 25% to $4,092 million and adjusted EPS increased $0.90 or 18% to $6.00, primarily due to the inclusion of eight additional months of M&I results compared to 2011.

Adjusting items are detailed in the Non-GAAP Measures section on page 34.

Return on equity and adjusted return on equity were 15.9% and 15.5%, respectively, compared to 15.1% and 16.0%, respectively, in 2011. There was an increase of $1,084 million in earnings ($826 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $6.0 billion from 2011, primarily due to the issuance of common shares to M&I shareholders in July 2011 as consideration for the acquisition, as well as internally generated capital.

Revenue increased $2,187 million or 16% in 2012 to $16,130 million. Adjusted revenue increased $1,325 million or 10% to $15,067 million. The inclusion of eight additional months of M&I results in 2012 increased adjusted revenue by $1,161 million or 8% relative to the prior year. The stronger U.S. dollar added $51 million to adjusted revenue growth, on a basis that excludes the impact of the acquired business. Excluding these two items, revenue increased $113 million or 1%, primarily due to growth in U.S. P&C and Wealth Management. For the fifth consecutive year, there was solid growth in both consolidated net interest income and non-interest revenue on a reported basis, with both growing at double-digit rates in 2012.

BMO recorded $765 million of provisions for credit losses in 2012, compared with $1,212 million in 2011. Adjusted provisions for credit losses were $471 million in 2012, compared with $1,108 million in 2011. The improvement was due to recoveries on the M&I purchased credit impaired loan portfolio and an improved credit environment.

Non-interest expense increased $1,497 million or 17% to $10,238 million in 2012. Adjusted non-interest expense increased $1,060 million or 13% to $9,513 million. The inclusion of eight additional months of M&I results in 2012 increased adjusted expense by $856 million or 10%. The stronger U.S. dollar increased costs in 2012 by $34 million, excluding the impact related to acquisitions. Excluding these two factors, expenses increased $170 million or 2%, primarily due to continued investment in our businesses, including technology development initiatives.

The provision for income taxes was $938 million in 2012, compared with $876 million in 2011. The adjusted provision for income taxes in 2012 was $991 million, compared with $906 million in 2011. The effective tax rate in 2012 was 18.3%, compared with 22.0% in 2011. The adjusted effective tax rate in 2012 was 19.5%, compared with 21.7% in 2011. The lower adjusted effective tax rate in 2012 was mainly attributable to a reduction of 1.6 percentage points in the statutory Canadian income tax rate in 2012 and higher recoveries of prior years’ income taxes.

Net income in Canadian P&C in 2012 rose $60 million or 4% from 2011 to $1,775 million. Revenue increased $24 million to $6,212 million, as the effects of growth in balances and fees across most of the business were largely offset by lower net interest margin. Non-interest expense increased $50 million or 2% to $3,183 million, primarily due to investments in the business, including our distribution network, net of strong expense management.

Both net income and adjusted net income in U.S. P&C more than doubled in 2012, with net income increasing $321 million to $580 million and adjusted net income increasing $350 million to $644 million. On a U.S. dollar basis, net income increased $318 million and adjusted net income increased $345 million. Revenue increased $1,023 million or 51% to $3,024 million, and increased $990 million or 49% on a U.S. dollar basis, of which $939 million was attributable to the inclusion of eight additional months of M&I results in 2012. The remaining $51 million increase was primarily due to growth in both gains on the sale of newly originated mortgages and commercial lending fees. Adjusted non-interest expense increased $624 million or 53% to $1,807 million, and increased $603 million or 50% on a U.S. dollar basis, with $552 million of the increase due to the inclusion of eight additional months of M&I results in 2012. The remaining $51 million increase was largely attributable to increases in regulatory and other support costs and litigation accruals.

Net income in Wealth Management was $524 million, up $44 million or 9% from 2011. Adjusted net income was $545 million, up $55 million or 11%. Adjusted net income in wealth businesses was $387 million, up $28 million or 8%. Adjusted net income in insurance was $158 million, up $27 million or 21%. Revenue of $2,905 million in 2012 increased $313 million or 12%. Revenue in wealth businesses increased by 12%, as a result of acquisitions, including the incremental impact of M&I and LGM, earnings from a strategic investment and growth in revenues across most businesses. Insurance revenue increased 9% from the prior year. Insurance revenue was reduced in both 2012 and 2011 by the unfavourable impact of movements in long-term interest rates. In 2011, insurance revenue was also reduced by an unusually high $55 million charge in respect of reinsurance claims related to the earthquakes in Japan and New Zealand. Non-interest expense of $2,219 million increased $263 million or 13%. Adjusted non-interest expense of $2,190 million increased $246 million or 13%, primarily due to an increase in spending on our strategic priorities.

Net income in BMO Capital Markets increased $46 million to $1,021 million in 2012. The increase was driven by lower income taxes and a reduction in the provision for credit losses, partially offset by an increase in expenses. Revenue decreased by a modest $39 million to $3,276 million in a challenging market environment for some areas in our investment banking business. Net interest income decreased $38 million or 3% from the prior year. Non-interest revenue was consistent with the prior year. A significant increase in trading revenue was offset by a reduction in mergers and acquisitions and equity underwriting fees, reflecting lower activity levels, and reductions in both securities commissions and investment securities gains. The stronger U.S. dollar increased revenue by $21 million. Provisions for credit losses were $26 million lower in 2012. Non-interest expense increased $60 million or 3% to $1,956 million, primarily due to increases in employee costs and technology investments.

Corporate Services net income for the year was $289 million, compared with a net loss of $315 million in 2011. Adjusted net income was $96 million, compared with an adjusted net loss of $209 million in 2011. Adjusted revenue was essentially unchanged, while adjusted expense increased by $82 million, primarily due to the impact of the acquired businesses. Adjusted provisions for credit losses were $489 million lower, primarily due to a $509 million ($315 million after tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio.

100	BMO Financial Group 196th Annual Report 2013

Review of Fourth Quarter 2013 Performance

Reported net income for the fourth quarter of 2013 was $1,088 million, up 1% or $6 million from a year ago. Adjusted net income for the fourth quarter was $1,102 million, down $23 million or 2% from a year ago. Adjusted results for the quarter exclude: $30 million after-tax net benefit for credit-related items in respect of the purchased performing loan portfolio; $60 million pre-tax ($37 million after tax) for integration costs of the acquired business; $26 million pre-tax ($20 million after tax) benefit from run-off structured credit activities; $5 million for income taxes related to the collective allowance on loans other than the purchased loan portfolio; and $31 million pre-tax ($22 million after tax) of amortization of acquisition-related intangible assets. Summary income statements and data for the quarter and comparative quarters are outlined on page 103. Adjusting items are included in Corporate Services except the amortization of acquisition-related intangible assets, which is included across the operating groups.

Amounts in the rest of this Review of Fourth Quarter 2013 Performance section are stated on an adjusted basis.

There was particularly strong growth in Wealth Management, including higher securities gains, and good growth in Canadian P&C, offset by lower income in BMO Capital Markets and higher provisions for credit losses in the P&C businesses. Canadian P&C had good results, driven by strong volume growth across most products, partially offset by lower net interest margin, higher provisions for credit losses and modestly higher expenses. Wealth Management net income was up significantly, driven by a security gain and strong performance in the other wealth and insurance underlying businesses. BMO Capital Markets net income declined from strong results a year ago, primarily due to lower trading revenues reflecting market uncertainty. The prior year included strong trading revenues and a recovery of prior periods’ income taxes. U.S. P&C results declined primarily due to an increase in the provisions for credit losses, which were above trend in the current quarter, and lower revenues. Corporate Services results declined, primarily due to lower revenues.

Revenue increased $140 million or 4% to $4,060 million. Revenue significantly increased in Wealth Management, reflecting a $191 million security gain and a 12% increase in the other wealth businesses, and there were good results in Canadian P&C, with declines in the other operating groups. The stronger U.S. dollar increased revenue growth by $60 million, net of hedging impacts.

Net interest income increased $12 million or 1% to $1,968 million. BMO’s overall net interest margin decreased by 9 basis points from a year ago to 1.58%. Average earning assets increased $29.6 billion or 6% relative to a year ago, including a $9.5 billion increase as a result of the stronger U.S. dollar. There was strong growth in Canadian P&C and Wealth Management, growth in BMO Capital Markets and U.S. P&C, and a reduction in Corporate Services.

Non-interest revenue increased $128 million or 6% to $2,092 million, mainly due to a large security gain in Wealth Management and higher mutual fund revenues, partially offset by lower trading revenues in BMO Capital Markets. Most other types of non-interest revenue were also up, with the exception of insurance income, card fees and other. The stronger U.S. dollar increased non-interest revenue growth by $27 million, net of hedging impacts.

Non-interest expense increased $66 million or 3% to $2,502 million. Excluding the impact of the stronger U.S. dollar, non-interest expense increased by a modest $22 million or 1%, primarily due to higher employee-related costs, including pension, and higher regulatory-related costs.

The provision for credit losses (PCL) was $140 million, compared with $113 million in the fourth quarter of 2012. The increase in PCL was mainly due to above trend provisions in Canadian P&C and U.S. P&C, coupled with lower recoveries of credit losses on the purchased credit impaired loan portfolio in Corporate Services.

The provision for income taxes of $316 million increased $70 million from the fourth quarter of 2012. The effective tax rate for the quarter was 22.3%, compared with 17.9% a year ago, primarily due to lower recoveries of prior periods’ income taxes and an increased proportion of income from higher tax-rate jurisdictions.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	101

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 103. Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation. During the first quarter of 2013, we commenced charging provisions for credit losses to BMO’s operating groups based on actual credit losses incurred. Previously we had charged the groups with credit losses based on an expected loss provisioning methodology. See the 2013 Review of Operating Groups Performance on page 44.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2012 and 2013, but conditions have improved overall and adjusted quarterly results have generally trended higher over the past two years.

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Wealth Management and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities.

Canadian P&C produced good fourth-quarter results to close out a strong second half of 2013. Strong volume growth in both the personal and commercial segments generated improved revenue growth in the third and fourth quarters compared to the first half of 2013. Net interest margin year-over-year declines have been abating. Expense growth continues to be modest as continued investment in the business is mitigated by strong expense management.

U.S. P&C results have benefited from the M&I acquisition, as well as increases in commercial loan balances. U.S. P&C had strong results in the first quarter of 2013, and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year’s results offsetting lower margins and balances in certain portfolios. Results in the fourth quarter were negatively impacted by higher provisions for credit losses. Net interest margin has been declining, primarily due to lower deposit spreads in the low-rate environment, as well as lower loan spreads due to competitive pricing.

Wealth Management operating results were strong in 2013, continuing the improving trend from 2012. Quarterly results in our wealth businesses have grown on a relatively consistent basis, reflecting growth in client assets and a continued focus on productivity. The fourth quarter of the current year includes a large security gain. Quarterly results in insurance have been subject to variability, resulting primarily from changes in long-term interest rates.

BMO Capital Markets operating results in the first three quarters of 2012 were good, with significantly stronger results reported in the fourth quarter, driven by a recovery of prior periods’ income taxes and an increase in revenue due to an improved market environment. This trend continued in 2013 with good performance in the first three quarters of the year. Performance in the fourth quarter was impacted by market uncertainty resulting in lower revenues.

BMO’s PCL measured as a percentage of loans and acceptances have been trending lower in recent quarters relative to 2012, but increased in the fourth quarter of 2013. Adjusted PCL, which excludes provisions on the M&I purchased loan portfolio and changes in the collective allowance, was relatively consistent throughout 2012 and into the first half of 2013, and decreased significantly in the third quarter of 2013 mainly due to lower provisions in Canadian P&C and U.S. P&C, and higher recoveries of credit losses on the purchased credit impaired loan portfolio. Adjusted PCL increased in the fourth quarter of 2013, mainly due to above trend provisions in Canadian P&C and U.S. P&C, coupled with lower recoveries of credit losses on the purchased credit impaired loan portfolio.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services. Adjusted results in Corporate Services were relatively steady in 2012, primarily due to significant recoveries of provisions on the purchased credit impaired loan portfolio. These recoveries can vary, and a decrease in recoveries in the first quarter of 2013, together with a reduction in revenues and an increase in expenses, lowered Corporate Services results that quarter. These recoveries increased in the last three quarters of 2013, increasing net income.

Fluctuations in exchange rates in 2012 and 2013 have been subdued. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

102	BMO Financial Group 196th Annual Report 2013

Summarized Statement of Income and Quarterly Financial Measures

($ millions)	Oct. 31 2013	July 31 2013	April 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	2013	2012	2011
Net interest income	2,085	2,146	2,098	2,216	2,145	2,225	2,120	2,318	8,545	8,808	7,474
Non-interest revenue	2,103	1,904	1,846	1,865	2,031	1,653	1,839	1,799	7,718	7,322	6,469
Total revenue	4,188	4,050	3,944	4,081	4,176	3,878	3,959	4,117	16,263	16,130	13,943
Provision for credit losses – specific	189	57	175	178	216	229	195	122	599	762	1,126
Provision for credit losses – general	–	20	(30)	–	(24)	8	–	19	(10)	3	86
Non-interest expense	2,597	2,542	2,568	2,590	2,701	2,484	2,499	2,554	10,297	10,238	8,741
Income before provision for income taxes	1,402	1,431	1,231	1,313	1,283	1,157	1,265	1,422	5,377	5,127	3,990
Provision for income taxes	314	294	256	265	201	187	237	313	1,129	938	876
Net income	1,088	1,137	975	1,048	1,082	970	1,028	1,109	4,248	4,189	3,114
Adjusted net income	1,102	1,136	997	1,041	1,125	1,013	982	972	4,276	4,092	3,275

Provision for credit losses – specific
Canadian P&C	166	126	154	128	146	147	167	155	574	615	664
U.S. P&C	96	40	55	32	75	76	60	63	223	274	359
Personal and Commercial Banking	262	166	209	160	221	223	227	218	797	889	1,023
Wealth Management	1	(1)	1	2	11	5	1	5	3	22	10
BMO Capital Markets	(17)	2	(6)	(15)	(4)	–	19	(9)	(36)	6	32
Corporate Services, including T&O	(57)	(110)	(29)	31	(12)	1	(52)	(92)	(165)	(155)	61
BMO Financial Group provision for credit losses – specific	189	57	175	178	216	229	195	122	599	762	1,126

Operating group reported net income:
Canadian P&C	469	497	430	458	442	459	433	441	1,854	1,775	1,715
U.S. P&C	106	153	155	182	140	139	142	159	596	580	259
Personal and Commercial Banking	575	650	585	640	582	598	575	600	2,450	2,355	1,974
Wealth Management	312	218	141	163	164	109	147	104	834	524	480
BMO Capital Markets	229	280	275	310	314	250	233	224	1,094	1,021	975
Corporate Services, including T&O	(28)	(11)	(26)	(65)	22	13	73	181	(130)	289	(315)
BMO Financial Group reported net income	1,088	1,137	975	1,048	1,082	970	1,028	1,109	4,248	4,189	3,114

Operating group adjusted net income:
Canadian P&C	472	500	431	461	444	462	436	443	1,864	1,785	1,724
U.S. P&C	118	165	168	195	156	155	157	176	646	644	294
Personal and Commercial Banking	590	665	599	656	600	617	593	619	2,510	2,429	2,018
Wealth Management	319	225	148	169	169	114	153	109	861	545	490
BMO Capital Markets	229	281	276	310	315	250	233	224	1,096	1,022	976
Corporate Services, including T&O	(36)	(35)	(26)	(94)	41	32	3	20	(191)	96	(209)
BMO Financial Group adjusted net income	1,102	1,136	997	1,041	1,125	1,013	982	972	4,276	4,092	3,275

Information per Common Share ($)
Dividends declared	0.74	0.74	0.74	0.72	0.72	0.70	0.70	0.70	2.94	2.82	2.80
Earnings
Basic	1.62	1.69	1.43	1.53	1.59	1.42	1.52	1.65	6.27	6.18	4.90
Diluted	1.62	1.68	1.42	1.53	1.59	1.42	1.51	1.63	6.26	6.15	4.84
Adjusted earnings
Basic	1.65	1.69	1.46	1.52	1.65	1.49	1.45	1.43	6.31	6.02	5.17
Diluted	1.64	1.68	1.46	1.52	1.65	1.49	1.44	1.42	6.30	6.00	5.10
Book value	43.69	42.38	41.73	40.87	40.25	39.43	38.06	37.85	43.69	40.25	36.76
Market price
High	73.90	65.99	64.50	64.70	59.96	58.73	59.91	61.29	73.90	61.29	63.94
Low	63.21	58.68	61.51	56.74	56.72	53.15	56.54	54.38	56.74	53.15	55.02
Close	72.62	63.87	63.19	62.99	59.02	57.44	58.67	58.29	72.62	59.02	58.89

Financial Measures (%)
Dividend yield	4.1	4.6	4.7	4.6	4.9	4.9	4.8	4.8	4.0	4.8	4.8
Return on equity	15.0	15.6	14.2	14.9	15.6	14.5	16.2	17.2	14.9	15.9	15.1
Adjusted return on equity	15.2	15.6	14.5	14.8	16.3	15.2	15.4	15.0	15.0	15.5	16.0
Net interest margin on earning assets	1.67	1.75	1.79	1.85	1.83	1.88	1.89	2.05	1.77	1.91	1.85
Adjusted net interest margin on earning assets	1.58	1.63	1.64	1.67	1.67	1.70	1.76	1.85	1.63	1.74	1.79
Efficiency ratio	62.0	62.8	65.1	63.5	64.7	64.1	63.1	62.0	63.3	63.5	62.7
Adjusted efficiency ratio	61.6	63.2	63.9	63.8	62.2	63.7	63.2	63.5	63.1	63.1	61.5
Operating leverage*	4.2	2.2	(3.2)	(2.3)	(1.7)	4.9	(4.4)	(5.4)	0.2	(1.4)	(0.8)
Adjusted operating leverage*	0.9	0.9	(1.0)	(0.4)	2.7	(4.4)	(3.3)	(7.6)	0.1	(2.8)	0.8
Provision for credit losses as a % of average net loans and acceptances	0.27	0.11	0.22	0.28	0.31	0.38	0.32	0.23	0.22	0.31	0.56
Effective tax rate	22.4	20.6	20.8	20.2	15.7	16.2	18.7	22.0	21.0	18.3	22.0
Adjusted effective tax rate	22.3	20.1	20.0	19.9	17.9	16.9	19.5	23.7	20.6	19.5	21.7
Canadian/U.S. dollar average exchange rate ($)	1.042	1.038	1.018	0.995	0.989	1.018	0.992	1.013	1.024	1.003	0.985
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	7.61	8.14	8.80	8.98	9.30	9.15	9.34	8.74	7.61	9.30	8.98
Cash and securities-to-total assets	31.2	30.8	30.1	30.6	29.4	31.3	32.0	32.2	31.2	29.4	29.5

Capital Ratios (%)	Basel III				Basel II				Basel III	Basel II
Common Equity Ratio	9.9	9.6	9.7	9.4	10.5	10.3	9.9	9.7	9.9	10.5	9.6
Tier 1 Capital Ratio	11.4	11.2	11.3	11.1	12.6	12.4	12.0	11.7	11.4	12.6	12.0
Total Capital Ratio	13.7	13.5	13.7	13.4	14.9	14.8	14.9	14.6	13.7	14.9	14.9

*  Leverage ratios for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 34.

BMO Financial Group 196th Annual Report 2013	103

SUPPLEMENTAL INFORMATION

Supplemental Information

As of November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the non-GAAP Measures section on page 34.

Table 1: Shareholder Value

As at or for the year ended October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Market Price per Common Share ($)
High	73.90	61.29	63.94	65.71	54.75	63.44	72.75	70.24	62.44	59.65
Low	56.74	53.15	55.02	49.78	24.05	35.65	60.21	56.86	53.05	49.28
Close	72.62	59.02	58.89	60.23	50.06	43.02	63.00	69.45	57.81	57.55

Common Share Dividends
Dividends declared per share ($)	2.94	2.82	2.80	2.80	2.80	2.80	2.71	2.26	1.85	1.59
Dividends paid per share ($)	2.92	2.80	2.80	2.80	2.80	2.80	2.63	2.13	1.80	1.50
Dividend payout ratio (%)	46.9	45.6	57.1	58.6	90.6	73.9	64.8	43.0	39.1	35.2
Dividend yield (%)	4.0	4.8	4.8	4.6	5.6	6.5	4.3	3.3	3.2	2.8
Dividends declared ($ millions)	1,904	1,820	1,690	1,571	1,530	1,409	1,354	1,133	925	796

Total Shareholder Return (%)
Five-year average annual return	17.0	4.2	1.9	5.9	1.8	0.9	14.2	19.1	13.8	18.9
Three-year average annual return	11.5	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6	18.4	23.0
One-year return	28.8	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0

Common Share Information
Number outstanding (in thousands)
End of year	644,130	650,730	639,000	566,468	551,716	504,575	498,563	500,726	500,219	500,897
Average basic	648,476	644,407	591,403	559,822	540,294	502,062	499,950	501,257	500,060	501,656
Average diluted	649,806	648,615	607,068	563,125	542,313	506,697	508,614	511,173	510,845	515,045
Number of shareholder accounts	56,241	59,238	58,769	36,612	37,061	37,250	37,165	38,360	40,104	41,438
Book value per share ($)	43.69	40.25	36.76	34.09	31.95	32.02	28.29	28.89	26.48	24.20
Total market value of shares ($ billions)	46.8	38.4	37.6	34.1	27.6	21.7	31.4	34.8	28.9	28.8
Price-to-earnings multiple	11.6	9.6	12.2	12.7	16.3	11.4	15.3	13.5	12.5	13.1
Price-to-adjusted earnings multiple	11.5	9.8	11.5	12.5	12.5	9.2	11.6	13.4	12.9	13.4
Market-to-book value multiple	1.66	1.47	1.49	1.77	1.57	1.34	2.23	2.40	2.18	2.38

2010 and prior based on CGAAP.

104	BMO Financial Group 196th Annual Report 2013

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2013	2012	2011	2010	2009	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,545	8,808	7,474	6,235	5,570	11.0	6.0
Non-interest revenue	7,718	7,322	6,469	6,004	5,494	8.5	6.2
Total revenue	16,263	16,130	13,943	12,239	11,064	9.8	6.1
Provision for credit losses	589	765	1,212	1,049	1,603	nm	nm
Non-interest expense	10,297	10,238	8,741	7,619	7,381	8.4	5.4
Income before provision for income taxes	5,377	5,127	3,990	3,571	2,080	22.1	8.2
Provision for income taxes	1,129	938	876	687	217	nm	5.6
Non-controlling interest in subsidiaries (1)	na	na	na	74	76	nm	nm
Net income	4,248	4,189	3,114	2,810	1,787	15.7	9.0
Attributable to bank shareholders	4,183	4,115	3,041	2,810	1,787	16.2	8.9
Attributable to non-controlling interest in subsidiaries (1)	65	74	73	na	na	nm	nm
Net income	4,248	4,189	3,114	2,810	1,787	15.7	9.0

Income Statement – Adjusted Results
Net interest income	7,888	8,029	7,248	6,235	5,570	9.2	5.1
Non-interest revenue	7,684	7,038	6,494	6,004	6,015	6.8	6.2
Total revenue	15,572	15,067	13,742	12,239	11,585	8.0	5.6
Provision for credit losses	359	471	1,108	1,049	1,543	nm	nm
Non-interest expense	9,826	9,513	8,453	7,583	7,220	7.5	5.1
Income before provision for income taxes	5,387	5,083	4,181	3,607	2,822	15.1	7.7
Provision for income taxes	1,111	991	906	691	450	47.5	5.0
Non-controlling interest in subsidiaries (1)	na	na	na	74	76	nm	nm
Adjusted net income	4,276	4,092	3,275	2,916	2,372	11.2	8.6
Attributable to bank shareholders	4,211	4,018	3,202	2,916	2,372	10.9	8.4
Attributable to non-controlling interest in subsidiaries (1)	65	74	73	na	na	nm	nm
Adjusted net income	4,276	4,092	3,275	2,916	2,372	11.2	8.6

Earnings per Share (EPS) ($)
Basic	6.27	6.18	4.90	4.78	3.09	10.6	6.0
Diluted	6.26	6.15	4.84	4.75	3.08	10.7	6.2
Adjusted diluted	6.30	6.00	5.10	4.81	4.02	6.2	5.8

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	1.4	34.5	8.0	54.8	(9.2)	na	na
Adjusted net income growth	4.5	24.9	12.3	22.9	(5.6)	na	na
Diluted EPS growth	1.8	27.1	1.9	54.2	(18.1)	na	na
Adjusted diluted EPS growth	5.0	17.6	6.0	19.7	(13.9)	na	na
2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2008 and 2003, respectively, and on IFRS in 2013. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1) Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.

nm – not meaningful

na – not applicable

BMO Financial Group 196th Annual Report 2013	105

SUPPLEMENTAL INFORMATION

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Reported net income	4,248	4,189	3,114	2,810	1,787	1,978	2,131	2,663	2,396	2,295
Attributable to non-controlling interest in subsidiaries (1)	65	74	73	na	na	na	na	na	na	na
Preferred dividends	120	136	146	136	120	73	43	30	30	31
Reported net income available to common shareholders	4,063	3,979	2,895	2,674	1,667	1,905	2,088	2,633	2,366	2,264
Average common shareholders’ equity	27,197	25,106	19,145	17,980	16,865	14,612	14,506	13,703	12,577	11,696
Return on equity (%)	14.9	15.9	15.1	14.9	9.9	13.0	14.4	19.2	18.8	19.4
Return on average assets (%)	0.75	0.76	0.65	0.71	0.41	0.50	0.59	0.86	0.81	0.87
Return on average risk-weighted assets (%) (2)	1.95	1.98	1.70	1.74	0.97	1.07	1.20	1.71	1.63	1.67
Return on average assets available to common shareholders (%)	0.73	0.73	0.62	0.67	0.38	0.48	0.58	0.85	0.80	0.86
Average equity to average total assets (%)	0.05	0.05	0.04	0.05	0.04	0.04	0.04	0.04	0.04	0.04
Adjusted net income	4,276	4,092	3,275	2,916	2,372	2,513	2,881	2,752	2,386	2,260
Adjusted net income available to common shareholders	4,091	3,882	3,056	2,780	2,252	2,440	2,838	2,722	2,356	2,229
Adjusted return on equity (%)	15.0	15.5	16.0	15.0	12.9	16.2	19.0	19.3	18.3	18.9
Adjusted return on average assets (%)	0.76	0.74	0.68	0.71	0.52	0.61	0.78	0.87	0.78	0.85
Adjusted return on average risk-weighted assets (%) (2)	1.97	1.93	1.79	1.76	1.25	1.32	1.58	1.71	1.58	1.65
Adjusted return on average assets available to common shareholders (%)	0.74	0.71	0.65	0.68	0.50	0.59	0.77	0.86	0.77	0.84

2010 and prior based on CGAAP.

(1)	Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.
(2)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.

na – not applicable

Table 4: Summary Balance Sheet ($ millions)

As at October 31	2013	2012	2011	2010	2009
Assets
Cash and cash equivalents	26,083	19,941	19,676	17,368	9,955
Interest bearing deposits with banks	6,518	6,341	5,980	3,186	3,340
Securities	134,981	128,324	122,115	123,399	110,813
Securities borrowed or purchased under resale agreements (1)	39,799	47,011	37,970	28,102	36,006
Net loans and acceptances	279,095	253,835	238,885	176,643	167,829
Other assets	50,823	69,997	75,949	62,942	60,515
Total assets	537,299	525,449	500,575	411,640	388,458
Liabilities and Shareholders’ Equity
Deposits	366,821	323,702	302,373	249,251	236,156
Other liabilities	134,538	167,102	164,197	135,933	126,719
Subordinated debt	3,996	4,093	5,348	3,776	4,236
Capital trust securities	463	462	821	800	1,150
Share capital
Preferred	2,265	2,465	2,861	2,571	2,571
Common	12,003	11,957	11,332	6,927	6,198
Contributed surplus	315	213	113	92	79
Retained earnings	15,224	13,540	11,381	12,848	11,748
Accumulated other comprehensive gain (loss)	602	480	666	(558)	(399)
Non-controlling interest in subsidiaries	1,072	1,435	1,483	–	–
Total liabilities and shareholders’ equity	537,299	525,449	500,575	411,640	388,458
Average Daily Balances
Net loans and acceptances	266,064	246,119	215,414	171,554	182,097
Assets	555,682	544,264	469,934	398,474	438,548

2010 and prior based on CGAAP.

(1)	Certain securities borrowed or purchased under resale agreements have been reclassified to loans and acceptances in 2012.

106	BMO Financial Group 196th Annual Report 2013

Table 5: Asset Encumbrance ($ millions)

	On-balance sheet assets	Other cash and securities received	Encumbered (1)		Net unencumbered
As at October 31, 2013			Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral
Cash and cash equivalents	26,083	–	–	1,211	1,461	23,411
Interest bearing deposits with banks	6,518	–	–	–	–	6,518
Securities and securities borrowed or purchased under resale agreements
Government debt	86,715	11,955	33,237	14,184	1,226	50,023
Mortgage-backed securities and collateralized mortgage obligations	10,891	1,199	1,547	–	168	10,375
Corporate debt	20,874	868	2,178	556	3,976	15,032
Corporate equity	56,300	14,231	26,387	7,124	1,445	35,575
Total securities and securities borrowed or purchased under resale agreements	174,780	28,253	63,349	21,864	6,815	111,005
NHA mortgage-backed securities (reported as loans at amortized cost) (2)	11,425	–	–	–	–	11,425
Total liquid assets	218,806	28,253	63,349	23,075	8,276	152,359
Loans	267,670	–	37,868	1,956	227,846	–
Other assets	50,823	–	–	–	50,823	–
Total loans and other assets	318,493	–	37,868	1,956	278,669	–
Total	537,299	28,253	101,217	25,031	286,945	152,359
(1)	Pledged as collateral refers to the portion of BMO-owned assets and cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks, and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets that are not available for use for legal or other reasons such as restricted cash, restricted OTC derivatives and short sales.
(2)	Under IFRS, NHA mortgage-backed securities (MBS) that include BMO’s originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(3)	Other unencumbered assets include select holdings management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.3 billion as at October 31, 2013, which include securities held in BMO’s insurance subsidiary, structured investment vehicle, credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include loans and other assets. A portion of these loans may be used as collateral to access central bank facilities under normal operations or securitized to access secured funding.

Table 6: Other Statistical Information

As at or for the year ended October 31	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Other Information
Employees (1)
Canada	30,301	30,797	31,351	29,821	29,118	29,529	28,944	27,922	26,684	26,494
United States	14,696	14,963	15,184	7,445	6,732	7,256	6,595	6,785	6,901	6,900
Other	634	512	440	363	323	288	288	234	200	199
Total	45,631	46,272	46,975	37,629	36,173	37,073	35,827	34,941	33,785	33,593
Bank branches
Canada	933	930	920	910	900	983	977	963	968	988
United States	626	638	688	321	290	292	243	215	208	182
Other	4	3	3	3	5	5	4	4	4	4
Total	1,563	1,571	1,611	1,234	1,195	1,280	1,224	1,182	1,180	1,174
Automated banking machines
Canada	2,900	2,596	2,235	2,076	2,030	2,026	1,978	1,936	1,952	1,993
United States	1,325	1,375	1,366	905	636	640	583	547	539	479
Total	4,225	3,971	3,601	2,981	2,666	2,666	2,561	2,483	2,491	2,472

Rates
Average Canadian prime rate (%)	3.00	3.00	3.00	2.46	2.70	5.21	6.08	5.57	4.30	4.05
Average U.S. prime rate (%)	3.25	3.25	3.25	3.25	3.34	5.69	8.19	7.76	5.85	4.17
Canadian/U.S. dollar exchange rates ($)
High	1.06	1.05	1.06	1.08	1.30	1.29	1.19	1.20	1.27	1.40
Low	0.98	0.97	0.94	1.00	1.03	0.92	0.95	1.10	1.16	1.22
Average	1.02	1.00	0.99	1.04	1.16	1.03	1.09	1.13	1.21	1.31
End of year	1.04	1.00	1.00	1.02	1.08	1.20	0.94	1.12	1.18	1.22

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

BMO Financial Group 196th Annual Report 2013	107

SUPPLEMENTAL INFORMATION

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2013	2012	2011	2010	2009	5-year CAGR	10-year CAGR
Net Interest Income	8,545	8,808	7,474	6,235	5,570	11.0	6.0
Year-over-year growth (%)	(3.0)	17.8	19.9	11.9	9.8	na	na

Adjusted Net Interest Income	7,888	8,029	7,248	6,235	5,570	9.2	5.1
Year-over-year growth (%)	(1.8)	10.8	16.2	11.9	9.8	na	na

Net Interest Margin (1)
Average earning assets	484,141	460,205	404,195	332,468	341,848	8.2	8.5
Net interest margin (%)	1.77	1.91	1.85	1.88	1.63	na	na
Adjusted net interest margin (%)	1.63	1.74	1.79	1.88	1.63	na	na
Canadian dollar net interest margin (%)	1.78	1.85	1.99	2.12	1.78	na	na
U.S. dollar and other currencies net interest margin (%)	1.74	2.01	1.61	1.47	1.43	na	na

Non-Interest Revenue
Securities commissions and fees	1,182	1,146	1,215	1,077	973	1.3	2.8
Deposit and payment service charges	916	929	834	802	820	3.9	1.9
Trading revenues	849	1,025	549	504	723	9.2	11.9
Lending fees	715	641	593	572	556	10.7	9.3
Card fees	724	708	689	233	121	20.0	9.6
Investment management and custodial fees	726	725	496	355	344	16.4	9.1
Mutual fund revenues	799	647	633	550	467	6.3	9.6
Securitization revenues	–	–	–	678	929	(87.4)	(61.7)
Underwriting and advisory fees	488	442	512	445	397	6.7	6.2
Securities gains (losses), other than trading	285	152	189	150	(354)	nm	nm
Foreign exchange, other than trading	172	153	130	93	53	16.4	0.7
Insurance income	445	335	283	321	295	13.4	13.6
Other revenues	417	419	346	224	170	14.7	2.3
Total non-interest revenue	7,718	7,322	6,469	6,004	5,494	8.5	6.2
Year-over-year growth (%)	5.4	13.2	7.7	9.3	7.0	na	na
Non-interest revenue as a % of revenue	47.5	45.4	46.4	49.1	49.7	na	na
Adjusted non-interest revenue	7,684	7,038	6,494	6,004	6,015	6.8	6.2
Year-over-year adjusted non-interest revenue growth (%)	9.2	8.4	8.1	(0.2)	8.9	na	na
Adjusted non-interest revenue as a % of adjusted revenue	49.3	46.7	47.3	49.1	51.9	na	na
Total Revenue	16,263	16,130	13,943	12,239	11,064	9.8	6.1
Year-over-year total revenue growth (%)	0.8	15.7	13.9	10.6	8.4	na	na
Total Adjusted Revenue	15,572	15,067	13,742	12,239	11,585	8.0	5.6
Year-over-year total adjusted revenue growth (%)	3.4	9.7	12.3	5.7	9.4	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2008 and 2003, respectively, and on IFRS in 2013. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

108	BMO Financial Group 196th Annual Report 2013

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2013	2012	2011	2010	2009	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,318	3,208	2,646	2,285	2,395	9.1	5.3
Performance-based compensation	1,686	1,657	1,560	1,455	1,338	5.4	4.8
Employee benefits	823	763	621	624	652	9.2	4.3
Total employee compensation	5,827	5,628	4,827	4,364	4,385	7.9	5.0
Premises and equipment
Rental of real estate	416	400	360	319	306	8.3	9.1
Premises, furniture and fixtures	377	368	310	269	272	8.2	3.3
Property taxes	37	36	30	28	30	5.2	(3.4)
Computers and equipment (1)	1,047	1,112	878	727	673	6.4	5.3
Total premises and equipment (1)	1,877	1,916	1,578	1,343	1,281	7.1
Other expenses
Amortization of intangible assets (1)	352	339	231	203	203	30.2
Communications	291	301	259	229	221	7.6	6.0
Business and capital taxes	39	46	51	52	44	(1.8)	(9.8)
Professional fees	527	593	624	401	362	6.5	7.5
Travel and business development	514	491	382	343	309	9.4	8.6
Other	870	924	789	684	576	9.5	8.3
Total other expenses	2,593	2,694	2,336	1,912	1,715	10.1	8.3
Total Non-Interest Expense	10,297	10,238	8,741	7,619	7,381	8.4	5.4
Year-over-year total non-interest expense growth (%)	0.6	17.1	14.7	3.2	7.1	na	na
Total Adjusted Non-Interest Expense	9,826	9,513	8,453	7,583	7,220	7.5	5.1
Year-over-year total adjusted non-interest expense growth (%)	3.3	12.5	11.5	5.0	5.4	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.3	63.5	62.7	62.2	66.7	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	63.1	63.1	61.5	62.0	62.3	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	249	250	203	175	171	8.7	4.8
Property taxes	37	36	30	28	30	5.2	(3.4)
Provincial capital taxes	31	37	44	45	35	(1.0)	(11.2)
Business taxes	7	9	7	7	9	(4.7)	1.7
Harmonized sales tax, GST and other sales taxes	262	249	235	146	116	13.0	5.2
Sundry taxes	1	2	1	1	3	nm	nm
Total government levies other than income taxes	587	583	520	402	364	19.7	2.2
Provision for income taxes	1,129	938	876	687	217	nm	5.6
Total Government Levies and Taxes	1,716	1,521	1,396	1,089	581	54.1	2.6
Total government levies and taxes as a % of income available to pay government levies and taxes	28.7	26.6	31.0	27.4	23.8	na	na
Effective income tax rate (%)	21.0	18.3	22.0	19.2	10.5	na	na
Adjusted effective income tax rate (%)	20.6	19.5	21.7	19.2	15.9	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2008 and 2003, respectively, and on IFRS in 2012. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 8.0% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.9% over ten years.
(2)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful

BMO Financial Group 196th Annual Report 2013	109

SUPPLEMENTAL INFORMATION

Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2013			2012			2011
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	2,466	1.28	32	2,418	1.22	30	2,650	0.84	22
Securities	82,592	1.82	1,503	80,683	1.84	1,486	73,622	1.90	1,393
Securities borrowed or purchased under resale agreements	22,309	0.54	121	20,898	1.11	232	14,409	1.08	156
Loans
Residential mortgages	83,625	3.18	2,656	73,538	3.41	2,509	70,144	4.15	2,912
Non-residential mortgages	4,354	4.33	189	4,026	4.72	190	3,992	5.05	202
Consumer instalment and other personal	47,840	4.00	1,913	46,113	4.05	1,868	42,858	4.18	1,793
Credit cards	7,004	11.64	815	7,104	11.58	823	7,109	11.72	833
Businesses and governments	37,337	4.68	1,749	34,055	5.19	1,766	31,968	5.85	1,870
Total loans	180,160	4.06	7,322	164,836	4.34	7,156	156,071	4.87	7,610
Total Canadian dollar	287,527	3.12	8,978	268,835	3.31	8,904	246,752	3.72	9,181
U.S. Dollar and Other Currencies
Deposits with other banks	35,093	0.61	213	38,666	0.54	209	29,993	0.41	123
Securities	48,488	1.32	640	47,840	1.63	779	44,969	1.74	783
Securities borrowed or purchased under resale agreements	32,578	0.17	57	27,907	0.32	89	22,890	0.54	124
Loans
Residential mortgages	8,762	4.37	383	9,739	4.66	454	5,833	6.22	363
Non-residential mortgages	5,142	3.23	167	4,782	8.88	425	4,249	6.27	267
Consumer instalment and other personal	14,286	3.43	490	13,800	4.59	633	11,056	4.15	458
Credit cards	575	7.55	43	570	7.25	41	411	4.65	19
Businesses and governments	48,372	4.47	2,162	44,710	4.72	2,111	30,632	3.94	1,206
Total loans	77,137	4.21	3,245	73,601	4.98	3,664	52,181	4.43	2,313
Total U.S. dollar and other currencies	193,296	2.15	4,155	188,014	2.52	4,741	150,033	2.23	3,343
Other non-interest bearing assets	74,859			87,415			73,149
Total All Currencies
Total assets and interest income	555,682	2.36	13,133	544,264	2.51	13,645	469,934	2.67	12,524
Liabilities
Canadian Dollar
Deposits
Banks	5,921	0.34	20	4,233	0.34	14	3,137	0.34	11
Businesses and governments	87,071	1.44	1,257	76,139	1.51	1,147	70,096	1.79	1,251
Individuals	82,258	0.96	789	81,031	1.00	808	78,357	1.13	885
Total deposits	175,250	1.18	2,066	161,403	1.22	1,969	151,590	1.42	2,147
Securities sold but not yet purchased	20,106	2.43	489	20,203	2.19	442	16,309	2.61	425
Securities lent or sold under repurchase agreements (1)	15,971	1.37	219	24,011	1.02	244	20,181	1.22	246
Subordinated debt and other interest bearing liabilities	29,270	3.43	1,004	35,635	3.37	1,202	38,664	3.44	1,329
Total Canadian dollar	240,597	1.57	3,778	241,252	1.60	3,857	226,744	1.83	4,147
U.S. Dollar and Other Currencies
Deposits
Banks	17,135	0.33	56	17,131	0.34	58	18,144	0.48	87
Businesses and governments	123,139	0.32	392	102,380	0.37	384	74,842	0.42	311
Individuals	40,684	0.29	119	40,503	0.41	167	27,183	0.54	148
Total deposits	180,958	0.31	567	160,014	0.38	609	120,169	0.45	546
Securities sold but not yet purchased	5,490	1.31	72	6,063	2.18	132	4,891	2.76	135
Securities lent or sold under repurchase agreements (1)	27,996	0.10	27	27,272	0.14	38	26,596	0.11	29
Subordinated debt and other interest bearing liabilities	4,325	3.32	144	3,830	5.26	201	3,323	5.80	193
Total U.S. dollar and other currencies	218,769	0.37	810	197,179	0.50	980	154,979	0.58	903
Other non-interest bearing liabilities	66,790			78,134			66,467
Total All Currencies
Total liabilities and interest expense	526,156	0.87	4,588	516,565	0.94	4,837	448,190	1.13	5,050
Shareholders’ equity	29,526			27,699			21,744
Total Liabilities, Interest Expense and Shareholders’ Equity	555,682	0.83	4,588	544,264	0.89	4,837	469,934	1.07	5,050
Net interest margin
– based on earning assets		1.77			1.91			1.85
– based on total assets		1.54			1.62			1.59
Net interest income based on total assets			8,545			8,808			7,474
Adjusted net interest margin
– based on earning assets		1.63			1.74			1.79
– based on total assets		1.42			1.48			1.54
Adjusted net interest income based on total assets			7,888			8,029			7,248

(1)	For the years ended October 31, 2013, 2012 and 2011, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $53,898 million, $62,038 million and $51,109 million, respectively.
(2)	Comparative periods have been reclassified to conform with the current year’s presentation.

110	BMO Financial Group 196th Annual Report 2013

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2013/2012			2012/2011
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	1	1	2	(2)	9	7
Securities	35	(19)	16	134	(43)	91
Securities borrowed or purchased under resale agreements	16	(127)	(111)	70	7	77
Loans
Residential mortgages	344	(197)	147	141	(543)	(402)
Non-residential mortgages	16	(17)	(1)	2	(13)	(11)
Consumer instalment and other personal	70	(25)	45	134	(59)	75
Credit cards	(12)	4	(8)	–	(10)	(10)
Businesses and governments	170	(187)	(17)	122	(226)	(104)
Total loans	588	(422)	166	399	(851)	(452)
Change in Canadian dollar interest income	640	(567)	73	601	(878)	(277)
U.S. Dollar and Other Currencies
Deposits with other banks	(19)	23	4	35	51	86
Securities	11	(149)	(138)	50	(54)	(4)
Securities borrowed or purchased under resale agreements	15	(47)	(32)	27	(62)	(35)
Loans
Residential mortgages	(46)	(25)	(71)	243	(152)	91
Non-residential mortgages	32	(291)	(259)	33	125	158
Consumer instalment and other personal	22	(166)	(144)	114	61	175
Credit cards	–	2	2	7	15	22
Businesses and governments	173	(121)	52	554	351	905
Total loans	181	(601)	(420)	951	400	1,351
Change in U.S. dollar and other currencies interest income	188	(774)	(586)	1,063	335	1,398
Total All Currencies
Change in total interest income (a)	828	(1,341)	(513)	1,664	(543)	1,121

Liabilities
Canadian Dollar
Deposits
Banks	6	–	6	4	–	4
Businesses and governments	165	(55)	110	107	(211)	(104)
Individuals	12	(32)	(20)	30	(107)	(77)
Total deposits	183	(87)	96	141	(318)	(177)
Securities sold but not yet purchased	(2)	49	47	101	(84)	17
Securities lent or sold under repurchase agreements	(82)	57	(25)	47	(49)	(2)
Subordinated debt and other interest-bearing liabilities	(214)	16	(198)	(104)	(24)	(128)
Change in Canadian dollar interest expense	(115)	35	(80)	185	(475)	(290)
U.S. Dollar and Other Currencies
Deposits
Banks	–	(2)	(2)	(5)	(24)	(29)
Businesses and governments	78	(70)	8	114	(41)	73
Individuals	1	(48)	(47)	73	(54)	19
Total deposits	79	(120)	(41)	182	(119)	63
Securities sold but not yet purchased	(12)	(48)	(60)	32	(35)	(3)
Securities lent or sold under repurchase agreements	1	(12)	(11)	1	8	9
Subordinated debt and other interest-bearing liabilities	26	(84)	(58)	29	(21)	8
Change in U.S. dollar and other currencies interest expense	94	(264)	(170)	244	(167)	77
Total All Currencies
Change in total interest expense (b)	(21)	(229)	(250)	429	(642)	(213)
Change in total net interest income (a – b)	849	(1,112)	(263)	1,235	99	1,334

BMO Financial Group 196th Annual Report 2013	111

SUPPLEMENTAL INFORMATION

Table 11: Net Loans and Acceptances – Segmented Information ($ millions) (6)

	Canada					United States					Other countries
As at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Consumer
Residential mortgages	88,612	76,649	68,190	40,730	36,916	7,636	7,416	7,945	4,982	6,160	–	–	–	–	–
Credit cards	7,413	7,381	7,564	3,056	2,574	457	433	474	252	–	–	–	–	–	–
Consumer instalment and other personal loans	49,195	47,955	45,584	41,112	35,296	14,374	13,419	13,802	10,000	10,477	–	–	–	–	–
Total consumer	145,220	131,985	121,338	84,898	74,786	22,467	21,268	22,221	15,234	16,637	–	–	–	–	–
Total businesses and governments	59,242	54,582	50,737	49,414	46,062	46,039	42,535	41,209	19,148	21,560	7,348	4,724	4,649	9,246	10,090
Total loans and acceptances, net of specific allowances	204,462	186,567	172,075	134,312	120,848	68,506	63,803	63,430	34,382	38,197	7,348	4,724	4,649	9,246	10,090
Collective allowance	(791)	(705)	(687)	(595)	(589)	(694)	(755)	(765)	(702)	(717)	–	–	–	–	–
Total net loans and acceptances	203,671	185,862	171,388	133,717	120,259	67,812	63,048	62,665	33,680	37,480	7,348	4,724	4,649	9,246	10,090

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Consumer
Residential mortgages	157	182	178	227	236	359	335	221	220	121	–	–	–	–	–
Consumer instalment and other personal loans	100	64	101	96	97	284	275	128	79	73	–	–	–	–	–
Total consumer	257	246	279	323	333	643	610	349	299	194	–	–	–	–	–
Businesses and governments	253	377	433	372	376	944	1,271	1,108	1,279	1,673	3	25	2	40	125
Total impaired loans and acceptances, net of specific allowances	510	623	712	695	709	1,587	1,881	1,457	1,578	1,867	3	25	2	40	125
Collective allowance	(791)	(705)	(687)	(595)	(589)	(694)	(755)	(765)	(702)	(717)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(281)	(82)	25	100	120	893	1,126	692	876	1,150	3	25	2	40	125
Condition Ratios (6)
NIL as a % of net loans and acceptances (1) (2)	(0.14)	(0.04)	0.01	0.07	0.10	1.33	1.83	1.15	2.62	3.07	0.04	0.53	0.04	0.43	1.24
NIL as a % of net loans and acceptances (1) (2)
Consumer	0.18	0.19	0.23	0.38	0.45	2.87	2.87	1.57	1.96	1.17	–	–	–	–	–
Businesses and governments	0.43	0.66	0.85	0.76	0.82	2.08	2.99	2.69	6.78	7.76	0.04	0.53	0.04	0.43	1.24
NIL as a % of net loans and acceptances excluding purchased portfolios (1) (2)	(0.14)	(0.04)	0.01	0.07	0.10	0.29	1.03	1.86	2.66	3.07	0.04	0.53	0.04	0.43	1.24

2010 and prior in Tables 11 – 19 based on CGAAP.

(1)	Aggregate balances are net of specific and collective allowances; the consumer and businesses and governments categories are stated net of specific allowances only.
(2)	Ratio is presented including purchased portfolios and prior periods have been restated. The ratios are presented excluding purchased portfolios, to provide for better historical comparisons.
(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at the time. For 2011, the allowance for credit losses at the beginning of year has been restated to comply with the requirements of IFRS.
(5)	Effective in 2011, total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(6)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in the first quarter of 2013 to conform to the current period’s presentation.
(7)	Amounts for 2013 exclude specific allowances of $41 million related to Other Credit Instruments (2012 $29 million, 2011 $45 million, 2010 $9 million, 2009 nil) included in Other Liabilities.
(8)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loans portfolio and changes to the collective allowance.

un – unavailable

112	BMO Financial Group 196th Annual Report 2013

Total
2013	2012	2011	2010	2009

96,248	84,065	76,135	45,712	43,076
7,870	7,814	8,038	3,308	2,574
63,569	61,374	59,386	51,112	45,773
167,687	153,253	143,559	100,132	91,423
112,629	101,841	96,595	77,808	77,712
280,316	255,094	240,154	177,940	169,135
(1,485)	(1,460)	(1,452)	(1,297)	(1,306)
278,831	253,634	238,702	176,643	167,829

Total
2013	2012	2011	2010	2009

516	517	399	447	357
384	339	229	175	170
900	856	628	622	527
1,200	1,673	1,543	1,691	2,174
2,100	2,529	2,171	2,313	2,701
(1,485)	(1,460)	(1,452)	(1,297)	(1,306)
615	1,069	719	1,016	1,395

0.22	0.42	0.30	0.57	0.83

0.54	0.56	0.44	0.62	0.58
1.07	1.67	1.63	2.18	2.80
(0.05)	0.14	0.30	0.57	0.83

Table 13: Net Loans and Acceptances – Segmented Information ($ millions) (6)

As at October 31	2013	2012	2011	2010	2009
Net Loans and Acceptances by Province
Atlantic provinces	13,072	11,938	10,681	8,476	7,227
Quebec	38,344	36,064	28,603	22,194	19,396
Ontario	77,050	69,813	68,831	54,056	50,079
Prairie provinces	38,715	34,830	32,291	25,159	22,877
British Columbia and territories	37,281	33,922	31,669	24,427	21,269
Total net loans and acceptances in Canada	204,462	186,567	172,075	134,312	120,848
Net Businesses and Governments Loans by Industry
Commercial mortgages	15,152	15,934	18,851	11,004	9,284
Commercial real estate	10,422	8,790	8,519	6,796	6,648
Construction (non-real estate)	2,804	2,400	2,298	1,802	1,795
Retail trade	9,774	8,495	7,129	5,751	4,864
Wholesale trade	7,035	6,406	5,330	3,174	2,854
Agriculture	6,030	5,078	4,488	3,839	3,505
Communications	721	505	556	932	1,041
Manufacturing	10,810	9,346	8,601	6,220	7,006
Mining	931	623	640	266	1,049
Oil and gas	3,898	3,456	3,466	3,678	4,280
Transportation	2,046	1,998	1,865	1,286	1,386
Utilities	1,303	1,165	838	1,101	1,197
Forest products	616	574	498	405	696
Service industries	16,824	13,452	11,982	8,605	8,879
Financial institutions	18,771	15,039	14,632	17,318	17,867
Government	1,662	1,272	782	580	601
Other	3,830	7,308	6,120	5,051	4,760
	112,629	101,841	96,595	77,808	77,712
Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)
As at October 31	2013	2012	2011	2010	2009
Net Impaired Businesses and Governments Loans
Commercial mortgages	483	715	523	436	510
Commercial real estate	146	318	310	453	542
Construction (non-real estate)	21	38	28	66	9
Retail trade	40	41	68	56	40
Wholesale trade	50	37	17	27	48
Agriculture	80	98	96	41	100
Communications	–	5	7	1	–
Manufacturing	57	110	95	115	252
Mining	5	5	2	–	–
Oil and gas	30	1	2	10	44
Transportation	17	30	33	26	42
Utilities	–	2	2	2	–
Forest products	19	23	35	71	63
Service industries	161	164	82	115	142
Financial institutions	58	66	179	217	363
Government	–	–	–	2	–
Other	33	20	64	53	19
	1,200	1,673	1,543	1,691	2,174

BMO Financial Group 196th Annual Report 2013	113

SUPPLEMENTAL INFORMATION

Table 15: Changes in Gross Impaired Loans – Segmented Information ($ millions)

	Canada					United States					Other countries
As at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	338	371	412	417	315	646	388	309	194	91	–	–	–	–	–
Businesses and governments	548	586	540	533	488	1,401	1,326	1,551	1,967	1,403	43	14	82	186	90
Total GIL, beginning of year	886	957	952	950	803	2,047	1,714	1,860	2,161	1,494	43	14	82	186	90
Additions to impaired loans and acceptances
Consumer	584	533	573	567	6	637	764	333	374	110	–	–	–	–	–
Businesses and governments	294	352	424	410	417	931	1,416	661	978	2,035	3	36	1	1	122
Total additions	878	885	997	977	423	1,568	2,180	994	1,352	2,145	3	36	1	1	122
Reductions to impaired loans and acceptances (3)
Consumer	(416)	(386)	(413)	(352)	479	(243)	(45)	7	44	294	–	–	–	–	–
Businesses and governments	(274)	(314)	(242)	(287)	(304)	(973)	(880)	(597)	(1,052)	(731)	(36)	(6)	(40)	(103)	(26)
Total reductions due to net repayments and other	(690)	(700)	(655)	(639)	175	(1,216)	(925)	(590)	(1,008)	(437)	(36)	(6)	(40)	(103)	(26)
Write-offs
Consumer	(158)	(180)	(201)	(220)	(383)	(338)	(461)	(261)	(303)	(301)	–	–	–	–	–
Businesses and governments	(162)	(76)	(136)	(116)	(68)	(278)	(461)	(289)	(342)	(740)	(3)	(1)	(29)	(2)	–
Total write-offs	(320)	(256)	(337)	(336)	(451)	(616)	(922)	(550)	(645)	(1,041)	(3)	(1)	(29)	(2)	–
Gross impaired loans and acceptances, end of year
Consumer	348	338	371	412	417	702	646	388	309	194	–	–	–	–	–
Businesses and governments	406	548	586	540	533	1,081	1,401	1,326	1,551	1,967	7	43	14	82	186
Total GIL, end of year	754	886	957	952	950	1,783	2,047	1,714	1,860	2,161	7	43	14	82	186
Condition Ratios
GIL as a % of Gross Loans (6)
Consumer	0.24	0.26	0.31	0.48	0.56	3.12	3.03	1.74	2.03	1.17	–	–	–	–	–
Businesses and governments	0.68	1.00	1.15	1.11	1.15	2.34	3.28	3.20	7.99	9.00	0.10	0.91	0.30	0.88	1.83
Total Loans and Acceptances	0.37	0.47	0.56	0.71	0.78	2.60	3.20	2.69	5.37	5.61	0.10	0.91	0.30	0.88	1.83
GIL as a % of equity and allowance for credit losses (2) (5)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
GIL as a % of equity and allowance for credit losses excluding purchased portfolios (2) (5)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

114	BMO Financial Group 196th Annual Report 2013

Total
2013	2012	2011	2010	2009

984	759	721	611	406
1,992	1,926	2,173	2,686	1,981
2,976	2,685	2,894	3,297	2,387

1,221	1,297	906	941	116
1,228	1,804	1,086	1,389	2,574
2,449	3,101	1,992	2,330	2,690

(659)	(431)	(406)	(308)	773
(1,283)	(1,200)	(879)	(1,442)	(1,061)
(1,942)	(1,631)	(1,285)	(1,750)	(288)

(496)	(641)	(462)	(523)	(684)
(443)	(538)	(454)	(460)	(808)
(939)	(1,179)	(916)	(983)	(1,492)

1,050	984	759	721	611
1,494	1,992	1,926	2,173	2,686
2,544	2,976	2,685	2,894	3,297

0.63	0.64	0.53	0.71	0.67
1.32	1.95	1.99	2.80	3.43
0.91	1.17	1.12	1.62	1.94
7.61	9.30	8.98	12.18	14.92
4.86	6.18	8.36	12.18	14.92

BMO Financial Group 196th Annual Report 2013	115

SUPPLEMENTAL INFORMATION

Table 16: Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other Countries
As at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Allowance for credit losses (ACL), beginning of year
Consumer	518	464	454	327	245	291	270	145	41	20	–	–	–	–	–
Businesses and governments	450	468	473	503	463	659	797	859	970	978	18	12	42	61	41
Total ACL, beginning of year	968	932	927	830	708	950	1,067	1,004	1,011	998	18	12	42	61	41
Provision for credit losses
Consumer	523	544	527	359	408	262	401	350	324	276	–	–	–	–	–
Businesses and governments	133	90	152	126	109	(327)	(267)	184	249	789	(2)	(3)	(1)	(9)	21
Total provision for credit losses	656	634	679	485	517	(65)	134	534	573	1,065	(2)	(3)	(1)	(9)	21
Recoveries
Consumer	81	91	80	76	57	95	125	61	61	47	–	–	–	–	–
Businesses and governments	(1)	4	1	(3)	1	597	626	99	49	40	–	–	–	–	–
Total recoveries	80	95	81	73	58	692	751	160	110	87	–	–	–	–	–
Write-offs
Consumer	(509)	(564)	(587)	(430)	(383)	(347)	(492)	(289)	(322)	(302)	–	–	–	–	–
Businesses and governments	(160)	(76)	(136)	(114)	(68)	(280)	(461)	(289)	(348)	(739)	(3)	(1)	(29)	(2)	–
Total write-offs	(669)	(640)	(723)	(544)	(451)	(627)	(953)	(578)	(670)	(1,041)	(3)	(1)	(29)	(2)	–
Other, including foreign exchange rate changes
Consumer	(11)	(17)	(10)	(14)	–	(23)	(13)	3	39	–	–	–	–	–	–
Businesses and governments	11	(36)	(22)	22	(2)	4	(36)	(56)	(70)	(98)	(9)	10	–	(8)	(1)
Total Other, including foreign exchange rate changes	–	(53)	(32)	8	(2)	(19)	(49)	(53)	(31)	(98)	(9)	10	–	(8)	(1)
ACL, end of year (4)
Consumer	602	518	464	318	327	278	291	270	143	41	–	–	–	–	–
Businesses and governments	433	450	468	534	503	653	659	797	850	970	4	18	12	42	61
Total ACL, end of year	1,035	968	932	852	830	931	950	1,067	993	1,011	4	18	12	42	61
Allocation of Write-offs by Market
Consumer	(509)	(564)	(587)	(430)	(383)	(347)	(492)	(289)	(322)	(302)	–	–	–	–	–
Businesses and governments	(160)	(76)	(136)	(114)	(68)	(280)	(461)	(289)	(348)	(739)	(3)	(1)	(29)	(2)	–
Allocation of Recoveries by Market
Consumer	81	91	80	76	57	95	125	61	61	47	–	–	–	–	–
Businesses and governments	(1)	4	1	(3)	1	597	626	99	49	40	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (2) (6)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
Net write-offs as a % of average loans and acceptances excluding purchased portfolios (2) (6)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Consumer
Residential mortgages	27	36	38	42	33	52	30	34	10	–	–	–	–	–	–
Consumer instalment and other personal loans	64	55	54	47	51	7	7	5	–	–	–	–	–	–	–
Total consumer	91	91	92	89	84	59	37	39	10	–	–	–	–	–	–
Businesses and government	153	172	153	168	157	137	129	218	272	294	4	18	12	42	61
Off-balance sheet	–	–	–	–	–	41	29	45	9	–	–	–	–	–	–
Total specific allowances	244	263	245	257	241	237	195	302	291	294	4	18	12	42	61
Collective allowance	791	705	687	595	589	694	755	765	702	717	–	–	–	–	–
Allowance for credit losses	1,035	968	932	852	830	931	950	1,067	993	1,011	4	18	12	42	61
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (GIL) (2)
Total	137.3	109.3	97.4	89.5	87.4	49.9	45.0	59.6	52.9	46.8	57.1	41.9	85.7	51.2	32.8
Consumer	26.2	27.0	24.8	21.6	20.1	8.4	5.7	10.1	3.2	–	–	–	–	–	–
Businesses and government	37.7	31.3	26.1	31.1	29.5	12.7	9.2	16.4	17.5	14.9	57.1	41.9	85.7	51.2	32.8
Allowance for credit losses as a % of GIL excluding purchased portfolios (2)
Total	137.3	109.3	97.4	89.5	87.4	82.9	63.6	60.1	52.9	46.8	57.1	41.9	85.7	51.2	32.8

116	BMO Financial Group 196th Annual Report 2013

BMO Financial Group 196th Annual Report 2013	117

Total
2013	2012	2011	2010	2009

809	734	599	368	265
1,127	1,277	1,374	1,534	1,482
1,936	2,011	1,973	1,902	1,747

785	945	877	683	684
(196)	(180)	335	366	919
589	765	1,212	1,049	1,603

176	216	141	137	104
596	630	100	46	41
772	846	241	183	145

(856)	(1,056)	(876)	(752)	(685)
(443)	(538)	(454)	(464)	(807)
(1,299)	(1,594)	(1,330)	(1,216)	(1,492)

(34)	(30)	(7)	25	–
6	(62)	(78)	(56)	(101)
(28)	(92)	(85)	(31)	(101)

880	809	734	461	368
1,090	1,127	1,277	1,426	1,534
1,970	1,936	2,011	1,887	1,902

(856)	(1,056)	(876)	(752)	(685)
(443)	(538)	(454)	(464)	(807)

176	216	141	137	104
596	630	100	46	41
0.20	0.30	0.51	0.60	0.70
0.30	0.43	0.52	0.60	0.70

Total
2013	2012	2011	2010	2009

79	66	72	52	33
71	62	59	47	51
150	128	131	99	84
294	319	383	482	512
41	29	45	9	–
485	476	559	590	596
1,485	1,460	1,452	1,297	1,306
1,970	1,936	2,011	1,887	1,902

75.8	64.1	73.2	64.9	57.7
14.3	13.1	17.3	13.7	13.7
19.7	16.0	19.9	22.2	19.1

108.2	83.7	74.5	64.9	57.7

SUPPLEMENTAL INFORMATION

Table 18: Specific Allowances for Credit Losses – Segmented Information ($ millions)

As at October 31	2013	2012	2011	2010	2009
Business and Governments Specific
Allowances by Industry
Commercial mortgages	36	53	45	55	29
Commercial real estate	32	55	102	65	76
Construction (non-real estate)	25	21	16	40	7
Retail trade	12	13	13	12	8
Wholesale trade	23	6	8	23	28
Agriculture	9	8	8	17	19
Communications	–	1	–	1	–
Manufacturing	28	59	37	85	129
Mining	3	–	–	–	–
Oil and gas	1	2	3	2	6
Transportation	4	1	9	9	21
Utilities	–	1	–	–	–
Forest products	11	15	14	15	22
Service industries	50	65	45	51	43
Financial institutions	29	8	63	101	113
Government	1	1	2	2	2
Other	30	10	18	4	9
Total specific allowances for credit losses on businesses and governments loans (7)	294	319	383	482	512

Table 19:Provision for Credit Losses – Segmented Information ($ millions)
For the year ended October 31	2013	2012	2011	2010	2009
Consumer
Residential mortgages	129	132	109	107	104
Cards	307	356	376	194	174
Consumer instalment and other personal loans	313	387	291	329	372
Total consumer	749	875	776	630	650
Businesses and Governments
Commercial mortgages	(116)	(15)	109	87	114
Commercial real estate	(118)	(87)	70	91	277
Construction (non-real estate)	37	(12)	20	48	31
Retail trade	3	(1)	7	22	7
Wholesale trade	15	(16)	(1)	9	44
Agriculture	6	2	7	8	10
Communications	(6)	(5)	(9)	8	3
Manufacturing	(3)	23	47	9	237
Mining	2	(1)	–	–	–
Oil and gas	–	–	1	(1)	7
Transportation	(8)	5	7	18	32
Utilities	–	–	–	–	–
Forest products	2	6	4	(4)	17
Service industries	11	26	31	59	50
Financial institutions	(17)	(29)	45	66	62
Government	(6)	–	–	–	1
Other	48	(9)	12	(1)	1
Total businesses and governments	(150)	(113)	350	419	893
Total specific provisions	599	762	1,126	1,049	1,543
Collective provision for credit losses	(10)	3	86	–	60
Total provision for credit losses	589	765	1,212	1,049	1,603
Adjusted provision for credit losses (8)	359	471	1,108	1,049	1,543
Performance Ratios (%)
PCL-to-average net loans and acceptances (2) (6)	0.22	0.31	0.56	0.61	0.88
PCL-to-segmented average net loans and acceptances (6)
Consumer	0.49	0.62	0.57	0.66	0.70
Businesses and governments	(0.18)	(0.15)	0.45	0.55	1.00
Specific PCL-to-average net loans and acceptances	0.23	0.31	0.52	0.61	0.85
PCL-to-average net loans and acceptances excluding purchased portfolios (2) (6)	0.32	0.42	0.55	0.61	0.88
Adjusted PCL-to-average net loans and acceptances (2) (6)	0.14	0.21	0.54	0.61	0.85

118	BMO Financial Group 196th Annual Report 2013

Table 20: European Lending Exposure (1)
by Country and  Counterparty (Canadian $ in millions)

As at October 31, 2013	Lending (2)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland (5)	–	–	–	–	–	–	–	–
Italy	2	–	–	2	2	–	–	2
Portugal	–	–	–	–	–	–	–	–
Spain	77	–	–	77	77	–	–	77
Total – GIIPS	79	–	–	79	79	–	–	79
Eurozone (excluding GIIPS)
France	22	–	–	22	22	–	–	22
Germany	17	4	–	21	17	4	–	21
Netherlands	28	310	–	338	28	135	–	163
Other (6)	293	128	–	421	222	34	–	256
Total – Eurozone (excluding GIIPS)	360	442	–	802	289	173	–	462
Rest of Europe
Denmark	15	–	–	15	15	–	–	15
Norway	16	–	–	16	16	–	–	16
Sweden	23	98	–	121	23	41	–	64
Switzerland	3	543	–	546	3	160	–	163
United Kingdom	333	152	–	485	152	70	–	222
Other (6)	450	26	–	476	450	26	–	476
Total – Rest of Europe	840	819	–	1,659	659	297	–	956
Total – All of Europe	1,279	1,261	–	2,540	1,027	470	–	1,497

Table 21: European Securities Exposure (1) by Country and Counterparty (Canadian $ in millions)
As at October 31, 2013	Securities (3)
	Gross				Net
Country	Bank	Corporate	Sovereign (4)	Total	Bank	Corporate	Sovereign (4)	Total
GIIPS
Greece	–	–	–	–	–	–	–	–
Ireland	–	–	26	26	–	–	–	–
Italy	57	23	116	196	–	–	–	–
Portugal	–	–	130	130	–	–	–	–
Spain	42	41	42	125	–	–	–	–
Total – GIIPS	99	64	314	477	–	–	–	–
Eurozone (excluding GIIPS)
France	32	108	494	634	–	–	494	494
Germany	135	213	1,312	1,660	–	35	1,312	1,347
Netherlands	626	80	105	811	626	6	105	737
Other (6)	34	29	277	340	–	1	200	201
Total – Eurozone (excluding GIIPS)	827	430	2,188	3,445	626	42	2,111	2,779
Rest of Europe
Denmark	532	2	592	1,126	532	–	592	1,124
Norway	1,250	–	–	1,250	1,250	–	–	1,250
Sweden	276	4	–	280	276	–	–	276
Switzerland	11	37	–	48	–	–	–	–
United Kingdom	60	223	82	365	–	40	82	122
Other (6)	–	–	341	341	–	–	–	–
Total – Rest of Europe	2,129	266	1,015	3,410	2,058	40	674	2,772
Total – All of Europe	3,055	760	3,517	7,332	2,684	82	2,785	5,551

(1)	BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(2)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(3)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(4)	Sovereign includes sovereign-backed bank cash products.
(5)	Does not include our Irish subsidiary’s reserves with the Irish Central Bank of $86 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and Russian Federation.
(7)	Repo-style transactions are all with bank counterparties.
(8)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.7 billion.

BMO Financial Group 196th Annual Report 2013	119

SUPPLEMENTAL INFORMATION

Table 22:	European Repo and Derivatives Exposure (1) by Country and Counterparty (Canadian $ in millions)

As at October 31, 2013	Repo-style transactions (7)		Derivatives (8)
	Gross	Net of collateral	Gross				Net of collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland	27	1	32	1	–	33	3	1	–	4
Italy	54	–	5	–	–	5	1	–	–	1
Portugal	–	–	–	–	–	–	–	–	–	–
Spain	–	–	7	–	–	7	1	–	–	1
Total – GIIPS	81	1	44	1	–	45	5	1	–	6
Eurozone (excluding GIIPS)
France	2,966	9	190	–	–	190	45	–	–	45
Germany	1,098	2	54	–	–	54	30	–	–	30
Netherlands	1,112	4	51	1	–	52	14	1	–	15
Other (6)	23	2	61	–	1	62	12	–	1	13
Total – Eurozone (excluding GIIPS)	5,199	17	356	1	1	358	101	1	1	103
Rest of Europe
Denmark	69	–	7	–	–	7	7	–	–	7
Norway	–	–	–	–	–	–	–	–	–	–
Sweden	111	–	1	–	–	1	–	–	–	–
Switzerland	330	7	3	–	–	3	19	–	–	19
United Kingdom	3,534	50	238	10	3	251	79	10	–	89
Other (6)	–	–	–	–	–	–	–	–	–	–
Total – Rest of Europe	4,044	57	249	10	3	262	105	10	–	115
Total – All of Europe	9,324	75	649	12	4	665	211	12	1	224

Table 23: Basel III Regulatory Capital (All-in basis) ($ millions)

As at October 31, 2013
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	12,318
Retained earnings	15,224
Accumulated other comprehensive income (and other reserves)	602
Goodwill and other intangibles (net of related tax liability)	(4,910)
Other common equity Tier 1 capital deductions	(2,007)
Common Equity Tier 1 capital (CET1)	21,227
Additional Tier 1 capital: instruments
Directly issued capital instruments subject to phase-out from Additional Tier 1	3,770
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	11
of which: instruments issued by subsidiaries subject to phase-out	11
Total regulatory adjustments applied to Additional Tier 1 capital	(409)
Additional Tier 1 capital (AT1)	3,372
Tier 1 capital (T1 = CET1 + AT1)	24,599
Tier 2 capital: instruments and provisions
Directly issued capital instruments subject to phase-out from Tier 2	4,444
Tier 2 instruments (and CET1 and AT1 instruments not included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	176
of which: instruments issued by subsidiaries subject to phase-out	176
Collective allowances	331
Total regulatory adjustments to Tier 2 capital	(50)
Tier 2 capital (T2)	4,901
Total capital (TC = T1 + T2)	29,500

120	BMO Financial Group 196th Annual Report 2013

Table 24: Risk-Weighted Assets ($ millions)

	Basel III							Basel II
	Exposure at Default			Risk-weighted assets				Risk-weighted assets
As at October 31	Standardized Approach	Advanced Approach (2)	2013 Total	Standardized Approach	Advanced Approach	2013 Total	Exposure at Default	Standardized Approach	Advanced Approach (2)	2012 Total
Credit Risk
Wholesale
Corporate, including specialized lending	15,501	141,345	156,846	16,559	62,112	78,671	145,802	26,563	44,278	70,841
Corporate small and medium-sized enterprises	–	57,406	57,406	–	26,594	26,594	46,541	–	22,120	22,120
Sovereign	67	67,810	67,877	–	904	904	59,691	–	645	645
Bank	219	29,825	30,044	44	4,404	4,448	53,318	2	4,851	4,853
Retail
Residential mortgages, excluding home equity line of credit	4,163	84,434	88,597	2,225	6,486	8,711	78,113	2,966	5,612	8,578
Home equity line of credit	1,532	41,291	42,823	841	5,738	6,579	42,320	1,317	6,408	7,725
Qualifying revolving retail	–	33,314	33,314	–	4,580	4,580	42,204	–	5,622	5,622
Other retail, excluding small and medium-sized enterprises	3,206	23,962	27,168	2,097	10,313	12,410	24,520	2,372	9,141	11,513
Retail small and medium-sized enterprises	337	3,220	3,557	266	1,269	1,535	3,159	79	1,056	1,135
Equity	–	1,887	1,887	–	1,366	1,366	1,942	–	1,359	1,359
Trading book	58	72,239	72,297	50	6,087	6,137	69,340	223	6,109	6,332
Securitization	–	22,407	22,407	–	4,598	4,598	29,454	–	6,796	6,796
Other credit risk assets – non-counterparty managed assets	–	73,229	73,229	–	14,822	14,822	72,700	–	17,596	17,596
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	–	–	7,934	7,934	–	–	6,840	6,840
Total Credit Risk	25,083	652,369	677,452	22,082	157,207	179,289	669,104	33,522	138,433	171,955
Market Risk				2,358	6,796	9,154		2,263	5,335	7,598
Operational Risk				26,651	–	26,651		25,677	–	25,677
Total Risk-Weighted Assets				51,091	164,003	215,094		61,462	143,768	205,230

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	The AIRB Approach RWA for BMO Harris Bank is adjusted to a transitional floor based on the Standardized Approach.

Table 25: Average Deposits ($ millions, except as noted)

	2013		2012		2011
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	16,050	0.47	15,292	0.44	17,489	0.41
Demand deposits – non-interest bearing	24,365	–	23,343	–	21,620	–
Payable after notice	71,820	0.68	60,116	0.61	49,282	0.53
Payable on a fixed date	98,631	1.56	92,314	1.65	89,469	1.90
Total deposits booked in Canada	210,866	1.00	191,065	1.02	177,860	1.14
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,308	0.71	9,213	0.58	8,619	0.53
Governments and institutions in the United States and other countries	9,283	0.42	8,381	0.35	9,909	0.54
Other demand deposits	9,305	0.03	7,546	0.02	4,497	0.03
Other deposits payable after notice or on a fixed date	117,446	0.36	105,212	0.51	70,874	0.79
Total deposits booked in the United States and other countries	145,342	0.37	130,352	0.48	93,899	0.70
Total average deposits	356,208	0.74	321,417	0.80	271,759	0.99

As at October 31, 2013, 2012 and 2011: deposits by foreign depositors in our Canadian bank offices amounted to $25,563 million, $24,693 million and $18,237 million, respectively; total deposits payable after notice included $31,700 million, $24,607 million and $24,995 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $21,953 million, $16,630 million and $17,365 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 26: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2013	2012	2011	2010	2009
Canadian governments debt	16,696	16,813	117	265	441	322	146
U.S. governments debt	10,013	10,052	39	165	246	293	70
Mortgage-backed securities – Canada	2,271	2,277	6	3	18	284	247
Mortgage backed securities – United States	6,535	6,528	(7)	64	104	31	28
Corporate debt	9,569	9,676	107	151	41	116	123
Corporate equity	1,411	1,558	147	56	70	24	(6)
Other governments debt	6,165	6,163	(2)	5	5	29	47
Total available-for-sale securities	52,660	53,067	407	709	925	1,099	655

2010 and prior based on CGAAP.

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.
(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 196th Annual Report 2013	121

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Pages 70, 85, 137

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by total capital.

Pages 63, 165

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

Collective Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by our regulator, OSFI. The collective allowance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

Pages 42, 85, 137

Common Equity Tier 1 (CET1) is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and certain other items.

Common Equity Tier 1 Ratio reflects CET1, divided by risk-weighted assets.

Pages 62, 165

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deduction of preferred share dividends, by the average daily number of fully paid common shares outstanding throughout the year. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

Pages 35, 174

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and/or off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic Capital is a key element of our risk-based capital management and ICAAP framework.

Pages 64, 82

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Efficiency Ratio (or Expense-to- Revenue Ratio) is a key measure of efficiency. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted revenues and non-interest expense.

Environmental and Social Risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assur-

ance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital issued by special purpose entities that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Under Basel III, Innovative Tier 1 Capital is non-qualifying and is part of the grandfathered capital being phased-out between 2013 and 2022.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Legal and Regulatory Risk is the risk of not complying with laws, contractual agreements or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies and potential harm to our reputation.

Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items net of specified deductions.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Pages 92, 144

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

Pages 87, 143

190	BMO Financial Group 196th Annual Report 2013

Model Risk is the potential for loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.

Net Economic Profit (NEP) represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital. Adjusted NEP is computed using adjusted net income. NEP is considered a reasonable measure of added economic value. NEP and adjusted NEP are non-GAAP measures.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments include a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

Pages 42, 84, 137

Reputation Risk is the risk of a negative impact on BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight or declines in BMO’s share price.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

Risk-Weighted Assets (RWA) are defined as on- and off-balance sheet exposures, which are risk-weighted based on counterparty, collateral, guarantee arrangements and possibly product and term for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

Special Purpose Entities (SPEs) include entities created to accomplish a narrow and well-defined objective. We are required to consolidate an SPE if we control the SPE by having the power to govern the financial and operating policies of the SPE so as to obtain benefits from the SPE’s activities.

Pages 70, 71, 145

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

Pages 42, 85, 137

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases reported revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Tier 1 Capital is primarily comprised of CET1, preferred shares and other qualifying or grandfathered non-common equity capital, net of certain deductions.

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

Pages 62, 165

Total Capital includes Tier 1 and Tier 2 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses, net of certain deductions.

Total Capital Ratio reflects total capital divided by risk-weighted assets.

Pages 62, 165

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

BMO Financial Group 196th Annual Report 2013	191